
11006202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934


APR 13 2011

For the fiscal year ended January 31, 2011 **Commission File Number ~~000-50421~~** 1-34956

CONN'S, INC.

(Exact Name of Registrant as Specified in its Charter)

A Delaware corporation	**06-1672840**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3295 College Street
Beaumont, Texas 77701
(Address of Principal Executive Offices)

(409) 832-1696
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Exchange on Which Registered**
Common Stock, par value $0.01 per share	**The NASDAQ Global Select Market, Inc**

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One): Large accelerated filer [ ] Accelerated filer [x] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of July 31, 2010, was approximately $ 78.2 million based on the closing price of the registrant's common stock as reported on the NASDAQ Global Select Market, Inc.

There were 31,765,360 shares of common stock, $0.01 par value per share, outstanding on March 30, 2011.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 24, 2011 (incorporated herein by reference in Part III).

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Unless the context indicates otherwise, references to "we," "us," and "our" refer to the consolidated business operations of Conn's, Inc. and all of its direct and indirect subsidiaries, limited liability companies and limited partnerships.

Company overview

We are a leading specialty retailer of durable consumer products, and we also provide consumer credit to support our customers' purchases of the products that we offer. Currently, we derive our revenue primarily from two sources: (i) retail sales and delivery of consumer electronics, home appliances, furniture and mattresses, lawn and garden equipment and repair service agreements; and (ii) our in-house consumer credit program, including sales of related credit insurance products. We operate a highly integrated and scalable business through our 76 retail stores and our website, providing our customers with a broad range of brand name products, in-house financing options, next day delivery capabilities, and outstanding product repair service through well-trained and knowledgeable sales, consumer credit and service personnel. Through our wide range of in-house proprietary consumer credit programs, we provided financing for 58% of our retail sales during the twelve months ended January 31, 2011.

We currently plan to close five of our underperforming retail locations and allow the leases to expire on two other locations that do not perform at the level we expect for mature store locations. The stores that are being closed have average annual retail revenues over the past three years of $5.1 million as compared to an average of $10.4 million for our other non-clearance center locations, and typically have not contributed to our pretax income. After the closures and lease expirations, we will have a total of 69 retail stores. The store closings will all be in Texas, with one being located in the San Antonio market, two in the Austin market and four in the Dallas market.

We offer over 4,500 product items, or SKUs, at good-better-best price points in our core retail product categories of:

- Consumer Electronics, which includes LED, LCD, plasma, DLP and 3-D televisions, camcorders, digital cameràs, computers and computer accessories, Blu-ray and DVD players, video game equipment, portable audio, MP3 players, GPS devices and home theater products. We represent such brands as Samsung, Sony, LG, Toshiba, Hewlett Packard, Panasonic, Mitsubishi, Compaq, Bose, Canon and JVC. As reported in "*This Week in Consumer Electronics*," or *Twice*, we were the 35th largest retailer of consumer electronics in the United States in 2009;

- Home Appliances, which includes refrigerators, freezers, washers, dryers, dishwashers, ranges and room air conditioners. We represent such brands as Whirlpool, Maytag, Frigidaire, Kitchen Aid, Samsung, LG, General Electric and Friedrich. As reported by *Twice*, we were the 9th largest appliance retailer in the United States in 2009;

- Furniture and Mattresses, which includes living room, bedroom and dining room furniture. We represent such brands as Serta, Lady Americana, Better Homes and Gardens, Ashley, Lane, Broyhill, Franklin and Jackson Furniture;

- Lawn and Garden Equipment, which includes lawn mowers, lawn tractors and handheld equipment. We represent such brands as Poulan, Husqvarna and Toro; and

- Repair service agreements, which provide product repair and replacement services for customers who purchase such agreements.

We currently offer our products through 76 retail stores located in three states: Texas (67), Louisiana (6) and Oklahoma (3), as well as through our website. We sell our products for cash or for payment through major credit cards, in addition to offering our customers several financing alternatives through our proprietary credit programs and third-party financing. Under our proprietary in-house credit program, we offer our customers installment payment plans and revolving credit plans. Additionally, at times, we offer customers no-interest financing plans.

We began as a small plumbing and heating business in 1890. We started selling home appliances to the retail market in 1937 through one store located in Beaumont, Texas. In 1959 we opened our second store and have since grown to 76 stores. We have been known for providing excellent customer service for over 120 years. We believe that our customer-focused business strategies make us an attractive alternative to appliance and electronics superstores, department stores and other national, regional and local retailers. We strive to provide our customers with:

- a broad selection of products at various price points;
- next day delivery and installation capabilities;
- a high level of customer service;
- flexible financing alternatives through our proprietary in-house credit programs and third-party financing;
- commissioned and trained sales force; and
- outstanding product repair or replacement service.

For over 45 years we have offered flexible consumer credit through our proprietary in-house credit program to our credit-worthy customers for purchases of only the products we offer. We believe our consumer credit program differentiates us from our competitors who do not offer similar in-store consumer credit programs, and generates strong customer loyalty and repeat business for us. We believe that our credit customers represent an underserved market that seeks to purchase the latest in consumer goods through access to flexible consumer credit alternatives that are not widely available to them.

We believe that these strategies drive repeat purchases and enable us to generate substantial brand name recognition and customer loyalty. During the twelve months ended January 31, 2011, approximately 71% of our credit customers, based on the number of invoices written, were repeat customers, and we have a 90% customer satisfaction rate in surveys our customers voluntarily complete.

Our decisions to extend consumer credit to our retail customers are made by our internal credit underwriting department located at our corporate office - separate and distinct from our retail sales department. Our underwriting process considers one or more of the following elements: credit bureau reporting; income verification; current income and debt levels; a review of the customer's previous credit history with us; the credit risk of the particular products being purchased; and the level of the down payment made at the time of purchase.

In addition to underwriting, we employ our own collections department to service 100% of our consumer credit portfolio. Our in-house credit financed sales are secured by the products purchased, which we believe gives us a distinct advantage over other creditors when pursuing collections, especially given that many of the products we finance are necessities for the home. We employ an intensive credit collection strategy that includes dialer-based calls, virtual calling and messaging systems, field collectors that contact borrowers at their home or place of employment, collection letters, a legal staff that files lawsuits and attends bankruptcy hearings, and voluntary repossession.

By combining our front-end underwriting discipline with the back-end rigor in monitoring and collections, we have achieved an average net loss ratio of 4.0% over the past three fiscal years. As of January 31, 2011, our total portfolio balance was $675.8 million and the percentage of borrowers who were more than 60 days delinquent was 8.6%. Additionally, we work with our borrowers after they experience financial hardships in order to help them re-establish their regular payment habits through our reaging program. As of January 31, 2011, 18.5% of the total portfolio balance had been reaged during the term of the financing, thereby extending the total term of those customers' financing agreements.

Industry overview

The products we sell are generally home necessities used by our customers in their everyday lives.

We believe we will continue to benefit from several key industry trends and characteristics, including:

- introduction of new technologies driving consumers to upgrade existing appliances and electronics (i.e. 3-D and smart televisions, energy-efficient front-load laundry);

- increasing demand for large screen (42 inches and greater) televisions, which are large items that cannot be easily carried out of the retail store, and therefore typically require delivery and installation;
- rationalization of several national and regional players leading to market share opportunities; and
- reductions in consumer lending, especially for lower tier credit score customers.

As measured by *Twice*, the top 100 consumer electronics retailers in the United States reported consumer electronic sales of $121.3 billion in 2009, a 1.8% increase from the $119.1 billion reported in 2008. The consumer electronics market is highly fragmented with sales coming from large appliance and electronics superstores, national chains, small regional chains, single-store operators, and consumer electronics departments of selected department and discount stores. We estimate, based on data provided in *Twice*, that Best Buy and Wal-Mart, the two largest consumer electronics retailers, together accounted for approximately 42% of the total electronics sales attributable to the 100 largest retailers in 2009. Based on revenue in 2009, we were the 35th largest retailer of consumer electronics in the United States. For the twelve months ended January 31, 2011, we generated $222.7 million, or 36.6%, of total product sales from the sale of consumer electronics.

Technological advancements and the introduction of new products have largely driven growth in the consumer electronics market. Recently, industry growth has been fueled primarily by the introduction of products that incorporate digital technology, such as high definition flat-panel (including 3-D, LCD, LED, and internet–ready technology) and projection televisions, Blu-ray and traditional DVD players, digital cameras and camcorders, digital stereo receivers, satellite technology and MP3 products. Digital products offer significant advantages over their analog counterparts, including better clarity and quality of video and audio, durability of recording and compatibility with computers. Due to these advantages, we believe that digital technology will continue to drive industry growth.

Based on data published in *Twice* the top 100 major appliance retailers reported sales of approximately $22.6 billion in 2009, down approximately 3.7% from reported sales in 2008 of approximately $23.5 billion. The retail appliance market is large and concentrated among a few major dealers, with sales coming primarily from large appliance and electronics superstores, national chains, small regional chains and home improvement centers. Sears has been the leader in the retail appliance market, with a market share of the top 100 retailers of approximately 32% in 2009 and 33% in 2008. Lowe's and Home Depot held the second and third place positions, respectively, in national market share in 2008. We were the 9th largest appliance retailer in the United States in 2009. For the twelve months ended January 31, 2011, we generated $183.3 million, or 30.1%, of total product sales from the sale of home appliances.

In the home appliance market, many factors impact sales, including consumer confidence, economic conditions, household formations and new product introductions. Product design and innovation have recently been a key driver of sales in this market, while the reduction in sales of homes has negatively impacted appliance sales. Products recently introduced include high efficiency laundry appliances and three-door refrigerators, and variations on these products, including new features.

According to the U.S. Department of Commerce — Bureau of Economic Analysis, personal consumption expenditures for household furniture were estimated to be approximately $87.6 billion in 2010, up from $84.0 billion in the prior year. The household furniture and mattress market is highly fragmented with sales coming from manufacturer-owned stores, independent dealers, furniture centers, specialty sleep product stores, national and local chains, mass market retailers, department stores and, to a lesser extent, home improvement centers, decorator showrooms, wholesale clubs, catalog retailers, and the Internet. For the twelve months ended January 31, 2011, retail sales of furniture and mattresses comprised approximately 12.5% of our total product sales, and, other than accessories, which account for less than 2% of our total product sales, generated our highest individual product category gross margin of 32% versus our overall retail product margin of 21.2% for the twelve months ended January 31, 2011. Given our ability to provide customer financing and next day delivery, we believe that we have significant growth opportunities in this market, and expect to continue to expand this product line.

Based on data from the Federal Reserve System, estimated total consumer credit outstanding, which excludes primarily loans secured by real estate, was $2.41 trillion as of December 31, 2010, down 1.6% from $2.45 trillion at December 31, 2009. As a result of the recession that began in late 2007, consumers have increased their rate of savings and reduced their level of borrowing to fund purchases. Consumers obtain credit from banks, credit unions, finance companies and non-financial businesses that offer credit, including retailers. The credit obtained takes many forms, including revolving (e.g., credit cards) or fixed-term (e.g., automobile loans) credit, and at times is secured by the products being purchased.

Our competitive strengths

Proprietary in-house credit program.

Our consumer in-house credit program is an integral part of our business, and we believe it is a major driver of customer loyalty. We have offered flexible financing alternatives to our customers through our proprietary in-house credit programs for over 45 years. Our credit program allows us to differentiate ourselves from our competitors who do not offer similar programs.

As of January 31, 2011, the aggregate outstanding account balances in our customer credit portfolio were $675.8 million, of which 45% was financed through our own capital and 55% was financed by our borrowings. Historically, our equity investment in our credit portfolio has been greater than 35%. We believe that our deeply rooted collections culture stems in large part from our dedication to protecting this investment, and since a significant portion of our own capital is at stake, we believe it is important for us to control the credit process from initial underwriting to final collection. Thus, we do not outsource our credit operations. We believe that it is this high level of attention, from our strict underwriting standards to our robust in-house monitoring and collections practices, when combined with the secured nature of our portfolio, which drives the strong long-term performance of our credit portfolio.

In the last three years, we financed, on average, approximately 60% of our retail sales through our proprietary in-house credit programs. We believe that our credit programs provide our customers access to financing alternatives that our competitors typically do not offer and, as a result they:

- expand our potential customer base,
- increase our sales revenue,
- enhance customer loyalty, and
- enhance our overall profitability through earnings from financing income.

Our credit department makes all credit decisions internally, entirely independent of our sales personnel. We provide special consideration to customers with good credit history with us. Before extending credit, we consider our loss experience by product category and the customer's credit worthiness and income to debt level in determining the down payment amount and other credit terms. This facilitates product sales while keeping our credit risk within an acceptable range, allowing us to generate the performance of our credit portfolio despite the recent difficult economic conditions. We provide a full range of credit products, including interest-free programs. Customers with lower average credit scores undergo more intense internal underwriting scrutiny to mitigate the inherently greater risk, including address and employment verification and reference checks. Approximately 61% of our customers who have active credit accounts with us take advantage of our in-store payment option and come to our stores each month to make their payments, which we believe results in additional sales to these customers. We employ a rigorous series of measures to ensure collection of our customer credit receivables including contacting customers with past due accounts daily and attempt to work with them to collect payments in times of financial difficulty or periods of economic downturn. Our experience in credit underwriting and the collections process has enabled us to achieve an average net loss ratio of 4.0% over the past three years on the credit portfolio that we manage.

Long history of providing credit to an underserved customer base.

Many of our customers have a long credit history with us, providing us with valuable information when making underwriting decisions. Our long history of providing consumer finance in our markets and our in-depth understanding of the credit profile of our customers gives us the ability to offer flexible financing options to an underserved market.

To provide as many financing options as possible to our customers, in addition to our own credit programs, we use third-party financing programs to provide a portion of the non-interest bearing financing for purchases made by our customers and to provide our customers a rent-to-own payment option. In the fiscal year ended January 31, 2011, approximately $49.4 million of our sales were financed through non-interest bearing financing provided by a third party and approximately $9.2 million of our sales were financed through a third party provider that provided a rent-to-own payment option.

Distinct shopping experience.

We strive to offer our customers a distinct shopping experience through a continuing focus on execution in five key areas: merchandising, customer credit, distribution, product service and training. Successful execution in each area relies on the following strategies:

- *Providing a high level of customer service.* We endeavor to maintain a high level of customer service as a key component of our culture. Our sales associates serve as ongoing resources for our customers, including assisting with the credit application process, scheduling delivery and installation, and acting as a point of contact for service issues. We believe this commitment to our customers drives customer loyalty and generates a high level of repeat purchases.

- *Offering a broad range of brand name products.* We offer a comprehensive selection of high-quality, brand name merchandise to our customers at guaranteed low prices. Consistent with our good-better-best merchandising strategy, we offer a wide range of product selections from entry-level models through high-end models. We maintain strong relationships with the approximately 200 manufacturers and distributors that enable us to offer over 4,500 SKUs to our customers. We carry the latest in consumer brand names in our core product categories, including: Samsung; Sony; LG; Toshiba; Hewlett Packard; Panasonic; Mitsubishi; Compaq; Bose; Canon; JVC; Whirlpool; Maytag; Frigidaire; Kitchen Aid; General Electric; Friedrich; Serta; Lady Americana; Better Homes and Gardens; Ashley; Lane; Broyhill; Franklin and Jackson Furniture.

- *Employing a commissioned and trained sales force.* Through a targeted sales compensation incentive structure, regular product and sales training, and our "good-better-best" merchandising strategy, our sales effort is focused on driving sales volume towards products that both provide better value to the customer and typically generate higher margins for our business. We require all sales personnel to complete an intensive classroom training program and additional time riding in a delivery truck and a service truck to observe how we serve our customers after the sale is made. After the initial new hire training, all sales personnel participate in regular training programs to learn about new products and refresh their knowledge of the general sales process and maintaining a high level of customer service. Additionally, we also require all credit personnel to complete a three week training program. Classroom instruction includes negotiation techniques and credit policy training to ensure customer retention and compliance with debt collection regulations. Post graduation, the collection trainees undergo additional skill set assessment training, coaching, and call monitoring within their respective department assignments. All credit personnel are required to complete monthly and quarterly refresher training and testing.

- *Maintaining next day delivery and installation capabilities.* We maintain four regional distribution centers and two other related facilities that, in combination with outsourced third-party distribution arrangements, cover all of the markets in which we operate. These facilities are part of a sophisticated inventory management system that also includes a fleet of approximately 70 transfer and delivery vehicles that service all of our customers not serviced by our third-party providers. Our distribution operations have enabled us to deliver products on the day after the sale for approximately 93% of our customers who scheduled delivery during that timeframe.

- *Offering outstanding product repair or replacement services.* For all products that are either covered by warranties or for customers who purchase repair service agreements, we provide repair or replacement services. We service every product that we sell, and we service only the products that we sell. In this way, we can assure our customers that they will receive our service technicians' exclusive attention to their product repair needs. We will repair the product ourselves, make house calls if necessary or facilitate replacement products. All of our service centers are authorized factory service facilities that provide trained technicians to offer in-home diagnostic and repair service utilizing a fleet of approximately 125 service vehicles as well as on-site service and repairs for products that cannot be repaired in the customer's home. At times, we also use third-party service providers to allow us to cover some of the markets outside our traditional service areas and maintain the appropriate level of customer service.

- *Endeavoring to maintain a high level of customer satisfaction.* Our customer satisfaction level, which is measured for the sales floor, delivery operation and service department, averaged approximately 90% over the past three fiscal years, based on customer surveys. We measure customer satisfaction on the sales floor, in our delivery operation and in our service department through a voice response system or by sending survey cards to all customers to whom we have delivered or installed a product or made a service call.

Strong presence in desirable geographic region.

We believe our typical customer is a working class repeat buyer living in a mature neighborhood who comes to our store to replace older household goods with newer items. Our stores are often strategically located as the anchor store in a strip center, where we can improve access to this target customer segment.

With 67 of our 76 stores in Texas, we believe we benefit from strong demographic trends. According to the Bureau of Economic Analysis, Texas was the second largest state by nominal GDP in 2009. In addition, from 2000 to 2010, Texas experienced population growth of 20.6% compared to the U.S. population growth of 9.7% over the same period. Moreover, Texas' average unemployment rate of 8.3% continues to trend below the national rate of 9.0% as of January 2100. The Texas unemployment rate has been at or below the national average for 48 months.

Flexible and scalable operating platform.

Our highly integrated retail and credit business model allows us to adapt a changing economic environment and appropriately manage our liquidity. As recent economic conditions deteriorated, we:

- adjusted our credit standards, thereby improving the credit quality of the additions to our credit portfolio; as a result, we decreased the size of our credit portfolio and debt balances and reduced the use of cash for working capital;
- reduced expenses, in addition to those expenses that are directly variable with changes in net sales, which we believe will improve our operating leverage in the future; and
- emphasized pricing discipline on the sales floor, while maintaining our competitive pricing position in the marketplace, to drive an increase in our retail gross margin (gross margin from product and repair service agreement sales) to 24.8% in the 12 months ended January 31, 2011, as compared to 23.6% for the same period in the prior fiscal year;

We have the ability to open up new stores with minimal capital requirements (approximately $1.4 million of capital expenditure per leased store) and can easily integrate them into our existing infrastructure. Our credit operations are in a central location and our vendor relationships provide us access to stock the necessary inventory.

Experienced management team.

Our executive management team has spent an average of approximately 13 years with the Company. The senior management team of our retail operations has experience in all aspects of that business and has an average of approximately 25 years with the Company. The senior credit management team that oversees the credit portfolio has over 8 years tenure. This level of experience ensures that both our retail and credit operations are closely monitored.

Our strategies

Our strategies to maximize and grow returns for our stakeholders by offering customers quality products, excellent customer service and flexible customer credit options, include:

Maintain strong credit portfolio performance.

Beginning in fiscal 2011, we re-assessed the underlying delinquency and charge-off performance of our credit portfolio in light of the deterioration of the economy and tightened our underwriting standards in response. The implementation of stricter underwriting standards is also a reflection of our assessment of the profitability of our credit operation relative to the capital requirements of that business. Our adjusted approach to underwriting credit with enhanced data verification requirements has improved our portfolio credit metrics. Cash collections for fiscal year 2011 improved as the weighted average monthly payment rate improved from 5.2% for the year ended January 31, 2010 to 5.4% for the year ended January 31, 2011. The percentage of accounts 60+ days delinquent at January 31, 2011 was down 140 basis points at 8.6% compared to 10.0% at January 31, 2010, and the percentage of receivables reaged was down 110 basis points at 18.5% at January 31, 2011 compared to 19.6% at January 31, 2010. We believe that the key drivers of our portfolio performance are:

- a significant portion of our credit portfolio is financed with our capital; we control all aspects of the credit process and do not sell our receivables to third parties;

- we service 100% of our portfolio in-house;
- our loans to our customers are secured by the items purchased;
- customized front-end underwriting procedures tailored to our customer base, including customer and product risk assessment and down payment determination;
- credit history of our large pool of repeat customers;
- rigorous collection process;
- 67% of our loans are covered by credit insurance which covers borrowers in certain events, and
- 64% of the products securing our loans are covered by repair service agreements.

Be the leading specialty retailer of consumer electronics, appliances and furniture and mattresses in our geographic footprint.

We seek to drive improved store productivity through comparable store sales growth, expansion of retail gross margin and increased operational efficiencies. We expect to grow sales by expanding existing categories, especially furniture and mattresses, which we expanded in our stores over the past five years, through improved merchandising, by reviewing and adjusting our product and brand offerings to meet customer demand, and by a continued focus on customer service. Specifically, we plan to increase our same store sales by:

- adding new merchandise to our existing product lines;
- re-merchandising our product offerings in response to changes in consumer interest and demand;
- increasing sales of our merchandise, finance products, repair service agreements and credit insurance through direct mail and in-store credit promotion programs;
- continuing to offer quality products at competitive prices;
- continuing to provide a high level of customer service in sales, delivery and servicing of our products;
- training our sales personnel to increase sales closing rates; and
- updating our stores as needed.

Future growth plans.

As a result of the recent volatility in the capital markets we modified our store opening plans, and currently have no new store openings planned. Re-initiating our store opening plan will not begin until we complete our store closing plans and our operating performance reaches an acceptable level. Additionally, due to the capital required to fund customer receivables generated by new stores and revenue growth, future store openings will be dependent on capital availability.

Customers

We do not have a significant concentration of sales with any individual customer and, therefore, the loss of any one customer would not have a material impact on our business. No single customer accounts for more than 10% of our total revenues; in fact, no single customer accounted for more than $450,000 during the year ended January 31, 2011.

Products and merchandising

Product categories.

Each of our stores sells the major categories of products shown below. The following table, which has been adjusted from previous filings to ensure comparability, presents a summary of total revenues for the years ended January 31, 2009, 2010 and 2011:

	Year ended January 31,					
	2009		2010		2011	
(Dollars in Thousands)	Amount	%	Amount	%	Amount	%
Consumer electronics	$ 305,056	31.8%	$ 262,342	30.0%	$ 222,720	28.2%
Home appliances	221,474	23.1	208,146	23.8	183,347	23.2
Track	109,799	11.5	97,311	11.1	95,762	12.1
Furniture and mattresses	68,869	7.2	68,102	7.8	75,928	9.6
Other	38,531	4.0	30,480	3.5	30,686	3.9
Total product sales	743,729	77.6	666,381	76.2	608,443	77.0
Repair service agreement commissions	40,199	4.2	33,272	3.8	28,788	3.6
Service revenues	21,121	2.2	22,115	2.6	16,487	2.1
Total net sales	805,049	84.0	721,768	82.6	653,718	82.7
Finance charges and other	153,479	16.0	152,211	17.4	136,806	17.3
Total revenues	$ 958,528	100.0%	$ 873,979	100.0%	$ 790,524	100.0%

Within these major product categories (excluding repair service agreements, service revenues and delivery and installation), we offer our customers over 4,500 SKUs in a wide range of price points. Most of these products are manufactured by brand name companies, including General Electric, Whirlpool, Frigidaire, Friedrich, Maytag, LG, Mitsubishi, Samsung, Sony, Toshiba, Bose, Canon, JVC, Serta, Simmons, Spring Air, Ashley, Lane, Broyhill, Franklin, Hewlett Packard, Compaq, Poulan, Husqvarna and Toro. As part of our good-better-best merchandising strategy, our customers are able to choose from products ranging from low-end to mid- to high-end models in each of our key product categories, as follows:

Category	Products	Selected Brands
Home appliances	Refrigerators, freezers, washers, dryers, ranges, dishwashers, built-ins, air conditioners and vacuum cleaners	Whirlpool, Maytag, Frigidaire, Kitchen Aid, Samsung, LG, General Electric, Friedrich, Roper, Estate, Haier, Hoover, Dyson and Eureka
Consumer electronics	3D, LED, LCD, plasma, and DLP televisions, and home theater systems	Samsung, Sony, LG, Toshiba, Panasonic, Mitsubishi and Bose
Track	Computers, computer peripherals, camcorders, digital cameras, DVD players, audio components, compact disc players, GPS devices, video game equipment, speakers and portable electronics (e.g. MP3 players)	Hewlett Packard, Toshiba, Compaq, Sony, Samsung, Canon, Garmin, Panasonic, Nintendo, Microsoft and JVC
Furniture and mattresses	Furniture and mattresses	Serta, Lady Americana, Better Homes and Gardens, Ashley, Lane, Broyhill, Franklin and Jackson Furniture
Other	Lawn and garden	Poulan, Husqvarna, Toro, Weedeater, MTD

Purchasing.

We purchase products from over 200 manufacturers and distributors. Our agreements with these manufacturers and distributors typically cover a one-year time period, are renewable at the option of the parties and are terminable upon 30 days written notice by either party. Similar to other specialty retailers, we purchase a significant portion of our total inventory from a limited number of vendors. During fiscal 2011, 68.7% of our total inventory purchases were from six vendors, including 22.4%, 18.7% and 9.0% of our total inventory purchases from LG, Samsung, and Sony, respectively. The loss of any one or more of these key vendors or our failure to establish and maintain relationships with these and other vendors could have a material adverse effect on our results of operations and financial condition. We have no indication that any of our suppliers will discontinue selling us merchandise. We have not experienced significant difficulty in maintaining adequate sources of merchandise, and we generally expect that adequate sources of merchandise will continue to exist for the types of products we sell.

Merchandising strategy.

We focus on providing a comprehensive selection of high-quality merchandise to appeal to a broad range of potential customers. Consistent with our good-better-best merchandising strategy, we offer a wide range of product selections from entry-level models through high-end models. We primarily sell brand name warranted merchandise. Our established relationships with major appliance , electronic and furniture vendors and our affiliation with NATM, a major buying group with $5 billion in purchases annually, give us purchasing power that allows us to offer custom-featured appliances and electronics at prices which compare favorably with national retailers and provides us a competitive selling advantage over other independent retailers. Additionally, we are able to concentrate our furniture inventory in a select group of models, which allows us to provide next-day delivery on the furniture items, giving us a competitive advantage over other furniture retailers in the marketplace today. As part of our merchandising strategy, we operate two clearance centers with one in Houston and one in Dallas to help sell damaged, used or discontinued merchandise.

Pricing.

We emphasize competitive pricing on all of our products and maintain a low price guarantee that is valid in all markets for 10 to 30 days after the sale, depending on the product. At our stores, typically to print an invoice that contains pricing other than the price maintained within our computer system, sales personnel must call a special "hotline" number at the corporate office for approval. Personnel staffing this hotline number are familiar with competitor pricing and are authorized to make price adjustments to fulfill our low price guarantee when a customer presents acceptable proof of the competitor's lower price. This centralized function allows us to maintain control of pricing and gross margins, and to store and retrieve pricing data of our competitors.

Finance operations

General.

We sell our products for cash or for payment through major credit cards and third-party financing, in addition to offering our customers several financing alternatives through our proprietary credit programs. In the last three fiscal years, we financed, on average, approximately 60% of our retail sales through one of our two credit programs. We offer our customers financing through our installment payment and revolving credit plans. Additionally, some customers are eligible for no-interest financing plans. We use a third-party finance company to provide a portion of our no-interest financing offerings. We also use a third-party provider to offer a rent-to-own financing option to our customers.

The following table shows our product and repair service agreements sales, net of returns and allowances, by method of payment for the periods indicated.

	Year Ended January 31,					
	2009		2010		2011	
(Dollars in Thousands)	Amount	%	Amount	%	Amount	%
Cash and other credit cards	$ 293,131	37.4%	$ 293,084	41.9%	$ 268,018	42.1%
Credit portfolio:						
Installment	467,692	59.7	377,972	54.0	359,858	56.5
Revolving	23,105	2.9	28,597	4.1	9,355	1.4
Total	$ 783,928	100.0%	$ 699,653	100.0%	$ 637,231	100.0%

Credit underwriting.

Our decisions to extend credit to our retail customers are made by our internal credit underwriting department located at our corporate office — separate and distinct from our retail sales department. The seven senior credit underwriters possess an average of 17 years of credit experience with us. These senior underwriters supervise 10 credit underwriters who make credit granting decisions using our proprietary underwriting process and oversees our credit underwriting process. Our underwriting process considers one or more of the following elements: credit bureau reporting; income verification; current income and debt levels; a review of the customer's previous credit history with us; the credit risk of the particular products being purchased; and the level of the down payment made at the time of purchase.

Our centralized credit approval process, we have developed a proprietary standardized scoring model that provides preliminary credit decisions, including down payment amounts and credit terms, based on customer risk, income level, and product risk. While we automatically approve some credit applications from customers, approximately 85% of all of our credit decisions are based on evaluation of the customer's creditworthiness by a qualified in-house credit underwriter. As of January 31, 2011, we employed over 560 full-time and part-time employees who focus on credit approval, collections and credit customer service. Employees in these operational areas are trained to follow our strict methodology in approving credit, collecting our accounts, and charging off any uncollectible accounts based on pre-determined aging criteria, depending on their area of responsibility.

Part of our ability to control delinquency and net charge-off is based on the level of down payments that we require and the purchase money security interest that we obtain in the product financed, which reduce our credit risk and increase our customers' ability and willingness to meet their future obligations. We require the customer to purchase or provide proof of credit property insurance coverage to offset potential losses relating to theft or damage of the product financed.

Installment accounts are paid over a specified period of time with set monthly payments. Revolving accounts provide customers with a specified amount which the customer may borrow, repay and re-borrow so long as the credit limit is not exceeded. Most of our installment accounts provide for payment over 12 to 36 months, with the average account remaining outstanding for approximately 14 to 16 months. Our revolving accounts remain outstanding approximately 14 to 16 months. During fiscal 2011, approximately 37% of the applications approved were approved automatically through our computer system based on the customer's credit history. The remaining applications, of both new and repeat customers, are sent to an experienced in-house credit underwriter. For certain credit applicants that may have past credit problems or lack or credit history, we use using stricter underwriting criteria. The additional requirements include verification of employment and recent work history, reference checks and higher required down payment levels. We only offer the installment program to those customers who qualify under these stricter underwriting criteria, and these customers are not eligible for our no-interest programs.

The following table presents, for comparison purposes, information regarding our credit portfolio.

	Year Ended January 31,		
(Dollars in thousands)	**2009**	**2010**	**2011**
Total outstanding balance (period end)	$ 753,513	$ 736,041	$ 675,766
Average outstanding customer balance	$ 1,401	$ 1,335	$ 1,285
Number of accounts (period end)	537,957	551,312	525,950
Weighted average credit score of outstanding balances	585	586	591
Total applications processed	1,236,664	1,154,378	1,082,556
Percent of retail sales financed	62.6%	58.1%	57.9%
Weighted average origination credit score of sales financed	612	620	624
Total applications approved	43.6%	41.7%	41.7%
Average down payment	8.2%	6.9%	5.3%

Credit monitoring and collections.

In addition to our underwriting personnel, as of January 31, 2011, we employed approximately 530 people in our collections department who service 100% of our customer credit portfolio. Our in-house credit financed sales are secured by the products purchased, which we believe gives us a distinct advantage over other creditors when pursuing collections, especially given that many of the products we finance are necessities for the home. We employ a very intensive credit collection strategy that includes dialer-based calls, virtual calling and messaging systems, inside collectors that contact borrowers at phone numbers they provide, field collectors that contact borrowers at their home, collection letters, a legal staff that files lawsuits and attends bankruptcy hearings, and voluntary repossession.

We closely monitor the credit portfolios to identify delinquent accounts early and dedicate resources to contacting customers concerning past due accounts. We believe that our unique underwriting model, secured interest in the products financed, required down payments, local presence, ability to work with customers, relative to their product, service and credit insurance needs, and the flexible financing alternatives we offer contribute to the historically low net charge-off rates on these portfolios. In addition, our customers have the opportunity to make their monthly payments in our stores, and approximately 61% of our active credit accounts did so at some time during the twelve months ended January 31, 2011. We believe that these factors help us maintain a relationship with the customer that keeps losses lower while encouraging repeat purchases.

Our collection activities involve a combination of efforts that take place in our Beaumont, Texas and San Antonio collection centers, and field collection efforts that involve a visit by one of our credit counselors to the customer's home. We maintain a predictive dialer system, including virtual collection systems, and letter campaign that helps us contact and speak to over 26,000 delinquent customers daily. We also maintain an experienced skip-trace department that utilizes current technology to locate customers who have moved and left no forwarding address. Our field collectors provide on-site contact with the customer to assist in the collection process or, if needed, to voluntarily repossess the product in the event of non-payment. As part of our effort to work with our customers to achieve and maintain a habit of making consistent monthly payments on their credit accounts with us we will, at times, extend their contractual payment terms, also known as reaging, which usually results in updating the past due status of the account to reflect it as current. Typically, we will agree to reage an account when a customer has experienced a financial hardship, such as temporary loss of employment, if, after discussing the situation with the customer, we validate that they will be able to resume making their regularly scheduled payments. Generally, for the reage process to be completed, the customer is required to pay interest on the account for the number of months reaged and at times may require one or more full monthly payments. An account can be reaged multiple times over its life, but the use of the reage program is limited and must comply with Company guidelines. We believe our reaging programs reduce our ultimate net charge-offs and enhance our ability to collect the full amounts due to us from sales under our credit programs and results in building long-term relationships with those customers that help drive future sales. Evidence of this is represented by the fact that we have collected an average of 86.5% of reaged balances over the past three years. Repossessions are made when it is clear that the customer is unwilling to establish a reasonable payment program and voluntarily relinquishes control of the purchased merchandise to our field collectors. Our legal department processes our legal collection efforts and helps handle any legal issues associated with the collection process.

Generally, we deem an account to be uncollectible and charge it off if the account is 120 days or more past due and we have not received a payment in the last seven months. Over the last 36 months, we have recovered approximately 7.6% of charged-off amounts through our collection activities. The income that we realize from the customer receivables portfolio that we manage depends on a number of factors, including expected credit losses. Therefore, it is to our advantage to maintain a low delinquency rate and net loss ratio on the credit portfolios.

Our accounting and credit staff consistently monitor trends in charge-offs by examining the various characteristics of the charge-offs, including store of origination, product type, customer credit and income information, down payment amounts and other identifying information. We track our charge-offs both gross, before recoveries, and net, after recoveries. We periodically adjust our credit granting, collection and charge-off policies based on this information.

The following table reflects the performance of our credit portfolio, net of unearned interest.

(Dollars in thousands)	Year ending January 31, 2009	2010	2011
Total outstanding balance (period end)	$ 753,513	$ 736,041	$ 675,766
Average total outstanding balance	$ 696,202	$ 743,756	$ 699,284
Account balances over 60 days old (period end)	$ 55,141	$ 73,391	$ 58,042
Percent of balances over 60 days old to total outstanding (period end)	7.3%	10.0%	8.6%
Total account balances reaged	$ 141,162	$ 144,173	$ 125,208
Percent of balances reaged to total outstanding (period end)	18.7%	19.6%	18.5%
Account balances reaged more than six months	$ 56,312	$ 57,368	$ 50,312
Weighted average monthly payment rate	5.5%	5.2%	5.3%
Bad debt charge-offs (net of recoveries)	$ 22,362	$ 28,942	$ 34,665
Percent of bad debt charge-offs (net of recoveries) to average outstanding balance	3.2%	3.9%	5.0%
Estimated percent of reaged balances collected (1)	89.6%	87.2%	82.8%
Percent of managed portfolio represented by promotional receivables	16.4%	15.3%	12.4%

(1) Calculated as 1 minus the percent of bad debt charge-offs (net of recoveries) of reage balances as a percent of average reage balances. The reage bad debt charge-offs are included as a component of the percent of bad debt charge-offs (net of recoveries) to average outstanding balance.

Store operations

Stores.

We currently operate 76 retail and clearance stores located in Texas, Louisiana and Oklahoma and have plans to close five stores and allow the leases on two others expire. The following table summarizes the number of stores we currently operate in each of our markets, the number of freestanding and strip mall stores in each market and the calendar year in which we opened our first store in each market:

Market	Number of Stores: Stand Alone	Strip Mall	First Store Opened
Houston	5	18	1983
San Antonio/Austin	5	9	1994
Golden Triangle (Beaumont, Port Arthur, Lufkin and Orange, Texas and Lake Charles, Louisiana)	1	5	1937
Baton Rouge/Lafayette	1	4	1975
Corpus Christi	1	1	2002
Dallas/Fort Worth	1	18	2003
South Texas	1	3	2004
Oklahoma	0	3	2008
Total	15	61	

Our stores have an average selling space of approximately 22,000 square feet, plus a rear storage area averaging approximately 5,500 square feet for fast-moving or smaller products that customers prefer to carry out rather than wait for in-home delivery. Two of our stores are clearance centers for discontinued product models, damaged merchandise, returns and repossessed product located in our Houston and Dallas markets and contain 30,630 square feet of combined selling space. Typically, our stores are open from 10:00 a.m. to 9:30 p.m. Monday through Friday, from 9:00 a.m. to

9:30 p.m. on Saturday, and from 10:00 a.m. to 8:00 p.m. on Sunday. We also offer extended store hours during the holiday selling season.

Approximately 80% our stores are located in strip shopping centers and regional malls, with the balance being stand-alone buildings in "power centers" of big box consumer retail stores. All of our locations have parking available immediately adjacent to the store's front entrance. Our storefronts have a distinctive front that guides the customer to the entrance of the store. Inside the store, a large colorful tile track separates the interior floor of the store for our "track products". One track leads the customer to major appliances, while the other track leads the customer to a large display of television and home theater products. The inside of the track contains various home office and consumer electronic products such as computers, laptops, printers, Blu-ray and DVD players, camcorders, digital cameras, MP3 players, video game equipment and GPS devices. We are expanding the rear floor areas of our stores for the display of furniture, mattresses, and lawn and garden equipment. To reach the cashier's desk at the center of the track area, our customers must walk past our products. We believe this increases sales to customers who have purchased products from us on credit in the past and who return to our stores to make their monthly credit payments.

We have updated many of our stores in the last three fiscal years. We expect to continue to update our stores as needed to address each store's specific needs. We continue to update our prototype store model and implement it at new locations and in existing locations in which the market demands support the required design changes. As we continue to add new stores or update or replace existing stores, we intend to modify our floor plan to include elements of this new model. All of our updated stores, as well as our new stores, include modern interior selling spaces featuring attractive signage and display areas specifically designed for each major product type. Our prototype store for future expansion has from 20,000 to 25,000 square feet of retail selling space, which approximates the average size of our existing stores and a rear storage area of between 5,000 and 7,000 square feet. Our investment to update each store that was refurbished or relocated has averaged approximately $200,000 per store over the past three years, and we expect these improvements to benefit sales at those stores over time. Over the last three years, we have invested approximately $12.7 million updating, refurbishing or relocating our existing stores. We continuously evaluate our existing and potential sites to position our stores in desirable locations and relocate stores that are not properly positioned. We typically lease rather than purchase our stores to retain the flexibility of managing our financial commitment to a location if we later decide that the store is performing below our standards or the market would be better served by a relocation. After updating, expanding or relocating a store, we expect to increase same store sales at the store.

Store economics.

We lease 72 of our 76 current store locations, with an average monthly rent of approximately $20,900. Our average per store investment for the 8 new leased stores we have opened in the last three years was approximately $1.4 million, including leasehold improvements, fixtures and equipment and inventory (net of accounts payable).

During fiscal year 2011, our non-clearance center stores, excluding those that are part of our closing plans, generated average total retail revenues of approximately $9.3 million each and an average operating margin of approximately 12%, before other credit and insurance revenues and before allocation of advertising, delivery and other overhead expenses.

Personnel and compensation.

We staff a typical store with a store manager, an assistant manager, an average of 19 sales personnel and other support staff including cashiers and/or porters based on store size and location. Managers have an average tenure with us of approximately five years and typically have prior sales floor experience. In addition to store managers, we have nine district management personnel, including district managers and assistant district managers, that generally oversee from seven to ten stores in each market. The senior management team of retail operations have an average of approximately 12 years of experience with us.

We compensate the majority of our sales associates on a straight commission arrangement, while we generally compensate store managers on a salary basis plus incentives and cashiers at an hourly rate. In some instances, store managers receive earned commissions plus base salary. We believe that because our store compensation plans are tied to sales, they generally provide us an advantage in attracting and retaining highly motivated employees.

Training.

New sales personnel must complete an intensive classroom training program in the markets where they will be assigned, under the direction of sales management personnel in those markets. We then require them to spend additional time riding in delivery and service trucks to gain an understanding of how we serve our customers after the sale is made.

Installation and delivery staff and service personnel receive training through an on-the-job program in which individuals are assigned to an experienced installation and delivery or service employee as helpers prior to working alone. In addition, our employees benefit from on-site training conducted by many of our vendors.

We attempt to identify store manager candidates early in their careers with us and place them in a defined program of training. They attend our in-house training program, which provides guidance and direction for the development of managerial and supervisory skills. After completion of the training program, manager candidates work as assistant managers for six to twelve months and are then allowed to manage one of our smaller stores, where they are supervised closely by the store's district manager. We give new managers an opportunity to operate larger stores as they become more proficient in their management skills. Each store manager attends mandatory training sessions on a monthly basis and also attends bi-weekly sales training meetings where participants receive and discuss new product information.

Marketing

We design our marketing and advertising programs to increase our brand name recognition, educate consumers about our products and services and generate customer traffic in order to increase sales. We conduct our advertising programs primarily through newspapers, radio and television stations, direct mail, telephone and our website. Our promotional programs include the use of discounts, rebates, product bundling and no-interest financing plans. Our website and the information contained on our website is not incorporated in this annual report or Form 8-K or any other document filed with the SEC.

Our website provides customers the ability to purchase our products on-line, offers information about our selection of products and provides useful information to the consumer on pricing, features and benefits for each product. Our website also allows the customers residing in the markets in which we operate retail locations to apply and be considered for credit. The website currently averages approximately 14,000 visits per day from potential and existing customers and during fiscal 2011 was a source of retail sales and credit applications. The website is linked to a call center, allowing us to better assist customers with their credit and product needs.

Distribution and inventory management

We typically locate our stores in close proximity of our four regional distribution centers located in Houston, San Antonio, Dallas and Beaumont, Texas and smaller cross-dock facilities in Lafayette, Louisiana and Austin and Harlingen, Texas. This enables us to deliver products to our customers quickly, reduces inventory requirements at the individual stores and facilitates regionalized inventory and accounting controls.

In our retail stores we maintain an inventory of fast-moving items and products that the customer is likely to carry out of the store. Our Distribution Inventory Sales computer system and the use of scanning technology in our distribution centers allow us to determine, on a real-time basis, the exact location of any product we sell. If we do not have a product at the desired retail store at the time of sale, we can provide it through our distribution system on a next day basis.

We maintain a fleet of tractors and trailers that allow us to move products from market to market and from distribution centers to stores to meet customer needs. We outsource a portion of our deliveries to a third party. Our fleet of home delivery vehicles enables our highly-trained delivery and installation specialists, in combination with the outsourced distribution arrangements to quickly complete the sales process, enhancing customer service. We receive a delivery fee based on the products sold and the services needed to complete the delivery. Additionally, we are able to complete deliveries to our customers on the day after the sale for approximately 93% of our customers who have scheduled delivery during that timeframe.

Product support services

Credit insurance.

Acting as agents for unaffiliated insurance companies, we offer credit life, credit disability, credit involuntary unemployment and credit property insurance, which we collectively refer to as credit insurance, at all of our stores on sales financed under our credit programs. These products cover payment of the customer's credit account in the event of the customer's death, disability or involuntary unemployment or if the financed property is lost or damaged. We receive sales commissions from the unaffiliated insurance company at the time we sell the coverage, and we receive retrospective commissions, which are additional commissions paid by the insurance carrier if insurance claims are less than earned premiums. For contracts where third parties are the obligor on the contract, commissions are recognized in revenues at the time of sale, and in the case of retrospective commissions, at the time that they are earned.

We require proof of property insurance on all installment credit purchases, although we do not require that customers purchase this insurance from us. During fiscal 2011, approximately 79.2% of our credit customers purchased one or more of the credit insurance products we offer, and approximately 16.3% purchased all of the insurance products we offer. Commission revenues from the sale of credit insurance contracts represented approximately 2.1%, 1.9% and 2.0% of total revenues for fiscal years 2009, 2010 and 2011, respectively.

Warranty service.

We provide service for all of the products we sell and only for the products we sell. Customers purchased repair service agreements that we sell for third-party insurers on products representing approximately 49% of our total product sales for fiscal 2011 These agreements broaden and extend the period of covered manufacturer warranty service for up to four years from the date of purchase, depending on the product. These agreements are sold at the time the product is purchased. Customers may finance the cost of the agreements along with the purchase price of the associated product. We contact the customer prior to the expiration of the repair service agreement period to provide them the opportunity to purchase an extended period of coverage for which we are the direct obligor.

We have contracts with unaffiliated third party insurers that issue the initial repair service agreements to cover the costs of repairs performed under these agreements. The initial service agreement is between the customer and the independent third-party insurance company, and, through our agreements with the third-party insurance company, we are obligated to provide service when it is needed under each agreement sold. We receive a commission on the sale of the contract, which is recognized in revenues at the time of the sale, and we receive retrospective commissions, which are additional commissions paid by the insurance carrier over time if the cost of repair claims are less than earned premiums. Additionally, we bill the insurance company for the cost of the service work that we perform. We are the obligor under the renewal contracts sold after the primary warranty and third-party repair service agreements expire. Under renewal contracts we recognize revenues received, and direct selling expenses incurred, over the life of the contracts, and expense the cost of the service work performed as products are repaired. We also sell furniture protection program agreements at the time of sale of furniture, for which we are the obligor. We recognize revenues for this program the same as we do for the renewal contracts.

Of the 14,000 repairs, on average, that we perform each month, approximately 51.8% are covered under repair service agreements, approximately 34.7% are covered by manufacturer warranties and the remainder are cash and customer accommodation repairs. Revenues from the sale of repair service agreements and the other product protection products that we sell represented approximately 5.0%, 4.6% and 4.4% of net sales during fiscal years 2009, 2010 and 2011, respectively.

Management information systems

We have a fully integrated management information system that tracks, on a real-time basis, point-of-sale information, inventory receipt and distribution, merchandise movement and financial information. The management information system also includes a local area network that connects all corporate users to e-mail, scheduling and various servers. All of our facilities are linked by a wide-area network that provides communication for in-house credit authorization and real-time capture of sales and merchandise movement at the store level. In our distribution centers, we use wireless terminals to assist in receiving, stock put-away, stock movement, order filling, cycle counting and inventory management. At our stores, we currently use desktop terminals to provide sales, and inventory receiving, transferring and maintenance capabilities.

Our integrated management information system also includes extensive functionality for management of the complete credit portfolio life cycle as well as functionality for the management of product service. The credit system provides in-house credit underwriting, new account set up and tracking, credit portfolio reporting, collections, credit employee productivity metrics, skip-tracing, and bankruptcy, fraud and legal account management. The service system provides for service order processing, warranty claims processing, parts inventory management, technician scheduling and dispatch, technician performance metrics and customer satisfaction measurement. The sales, credit and service systems share a common customer and product sold database.

Our invoicing system uses an IBM Series i5 hardware system that runs on the i5OS operating system. This system enables us to use a variety of readily available applications in conjunction with software that supports the system. All of our current business application software, except our website, accounting, human resources and credit legal systems, has been developed in-house by our management information system employees. We believe our management information systems efficiently support our current operations and provide a foundation for future growth.

We employ Nortel telephone switches and Avaya predictive dialers, as well as a redundant data network and cable plant, to improve the efficiency of our collection and overall corporate communication efforts.

As part of our ongoing system availability protection and disaster recovery planning, we have implemented a secondary IBM Series i5 system. We installed and implemented the back-up IBM Series i5 system in our corporate offices to provide the ability to switch production processing from the primary system to the secondary system within thirty minutes should the primary system become disabled or unreachable. The two machines are kept synchronized utilizing third party software. This backup system provides "high availability" of the production processing environment. The primary IBM Series i5 system is geographically removed from our corporate office for purposes of disaster recovery and security. Our disaster recovery plan worked as designed during our evacuation from our corporate headquarters in Beaumont, Texas, due to Hurricane Rita in September 2005, and Hurricanes Gustav and Ike in September 2008. While we were displaced, our store, distribution and service operations that were not impacted by the hurricane continued to have normal system availability and functionality.

Competition

As measured by *Twice*, the top 100 consumer electronics retailers in the United States reported electronic sales of $121.3 billion in 2009, a 1.8% increase from the $119.1 billion reported in 2008. The consumer electronics market is highly fragmented with sales coming from large appliance and electronics superstores, national chains, small regional chains, single-store operators, and consumer electronics departments of selected department and discount stores. We estimate, based on data provided in *Twice*, that Best Buy and Wal-Mart, the two largest consumer electronics retailers, together accounted for approximately 42% of the total electronics sales attributable to the 100 largest retailers in 2009. According to the most recently available data reported by *Twice*, based on revenue in 2009, we were the 35th largest retailer of consumer electronics in the United States.

Based on data published in *Twice*, the top 100 major appliance retailers reported sales of approximately $22.6 billion in 2009, down approximately 3.7% from reported sales in 2008 of approximately $23.5 billion. The retail appliance market is large and concentrated among a few major dealers, with sales coming primarily from large appliance and electronics superstores, national chains, small regional chains and home improvement centers. Sears has been the leader in the retail appliance market, with a market share of the top 100 retailers of approximately 32% in 2009 and 33% in 2008. Lowe's and Home Depot held the second and third place positions, respectively, in national market share in 2008. According to the most recently available data reported by *Twice*, we were the 9th largest appliance retailer in the United States in 2009.

According to the U.S. Department of Commerce — Bureau of Economic Analysis, personal consumption expenditures for household furniture were estimated to be approximately $87.6 billion in 2010, up from $84.0 billion in the prior year. The household furniture and mattress market is highly fragmented with sales coming from manufacturer-owned stores, independent dealers, furniture centers, specialty sleep product stores, national and local chains, mass market retailers, department stores and, to a lesser extent, home improvement centers, decorator showrooms, wholesale clubs, catalog retailers, and the Internet.

Based on data from the Federal Reserve System, estimated total consumer credit outstanding, which excludes primarily loans secured by real estate, was $2.41 trillion as of December 31, 2010, down 1.6% from $2.45 trillion at December 31, 2009. As a result of the recession that began in late 2007, consumers have increased their rate of savings and reduced their level of borrowing to fund purchases. Consumers obtain credit from banks, credit unions, finance companies and non-financial businesses that offer credit, including retailers. The credit obtained takes many forms, including revolving (e.g., credit cards) or fixed-term (e.g., automobile loans) credit, and at times is secured by the products being purchased.

We compete primarily based on enhanced customer service and customer shopping experience through our unique sales force training and product knowledge, next day delivery capabilities, proprietary in-house credit program, guaranteed low prices and product repair service.

Regulation

The extension of credit to consumers is a highly regulated area of our business. Numerous federal and state laws impose disclosure and other requirements on the origination, servicing and enforcement of credit accounts. These laws include, but are not limited to, the Federal Truth in Lending Act, Equal Credit Opportunity Act and Federal Trade Commission Act. State laws impose limitations on the maximum amount of finance charges that we can charge and also impose other restrictions on consumer creditors, such as us, including restrictions on collection and enforcement. We routinely review our contracts and procedures to ensure compliance with applicable consumer credit laws. Failure on our part to comply with applicable laws could expose us to substantial penalties and claims for damages and, in certain circumstances, may require us to refund finance charges already paid and to forego finance charges not yet paid under non-complying contracts. We believe that we are in substantial compliance with all applicable federal and state consumer credit and collection laws.

Our sale of credit life, credit disability, credit involuntary unemployment and credit property insurance products is also highly regulated. State laws currently impose disclosure obligations with respect to our sales of credit and other insurance products similar to those required by the Federal Truth in Lending Act, impose restrictions on the amount of premiums that we may charge and require licensing of certain of our employees and operating entities. We believe we are in substantial compliance with all applicable laws and regulations relating to our credit insurance business.

Employees

As of January 31, 2011, we had approximately 2,600 full-time employees and 100 part-time employees, of which approximately 1,250 were sales personnel. We offer a comprehensive benefits package including health, life, short and long term disability, and dental insurance coverage as well as a 401(k) plan, employee stock purchase plan, paid vacation and holiday pay, for eligible employees. None of our employees are subject to collective bargaining agreements governing their employment with us and we believe that our employee relations are good. We have a formal dispute resolution plan that requires mandatory arbitration for employment related issues.

Tradenames and trademarks

We have registered the trademarks "Conn's" and our logos.

Available information.

We are subject to reporting requirements of the Securities and Exchange Act of 1934, or the Exchange Act, and its rules and regulations. The Exchange Act requires us to file reports, proxy and other information statements and other information with the Securities and Exchange Commission (SEC). Copies of these reports, proxy statements and other information can be inspected an copied at the SEC Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain these materials electronically by accessing the SEC's home page on the Internet at www.sec.gov.

Our board has adopted a code of business conduct and ethics for our employees, code of ethics for our chief executive officer and senior financial professionals and a code of business conduct and ethics for our board of directors. A copy of these codes are published on our website at www.conns.com under "Investor Relations — Corporate Governance." We intend to make all required disclosures concerning any amendments to, or waivers from, these codes on our website. In addition, we make available, free of charge on our Internet website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC. You may review these documents, under the heading "Investor Relations — Corporate Governance," by accessing our website at www.conns.com.

Item 1A. Risk Factors

An investment in our common stock involves risks and uncertainties. You should consider carefully the following information about these risks and uncertainties before buying shares of our common stock. The occurrence of any of the risks described below could adversely affect our business prospects, financial condition or results of operations. In that case, the trading price of our stock could decline, and you could lose all or part of the value of your investment.

We have significant future capital needs and the inability to obtain funding for our credit operations may adversely affect our business and expansion plans.

We currently finance our customer receivables through an asset-based loan facility and a second-lien term loan that together provide $475.0 million in financing commitments. As of January 31, 2011, we had $281.2 million outstanding under our $375.0 million asset-based revolving credit facility, including standby letters of credit issued. We also had $100.0 million, excluding original issue discount, outstanding under our second lien term loan, leaving us with total borrowing capacity of $93.8 million, subject to covenant limitations, including a $25 million minimum availability requirement.

Our ability to raise additional capital through future securitization transactions or other debt or equity transactions, and to do so on economically favorable terms, depends in large part on factors that are beyond our control.

These factors include:

- Conditions in the securities and finance markets generally;
- Our credit rating or the credit rating of any securities we may issue;
- Economic conditions;
- Conditions in the markets for securitized instruments, or other debt or equity instruments;
- The credit quality and performance of our customer receivables;
- Our overall sales performance and profitability;
- Our ability to obtain financial support for required credit enhancement;
- Our ability to adequately service our financial instruments;
- Our ability to meet debt covenant requirements; and
- Prevailing interest rates.

If adequate capital and funds are not available at the time we need capital, we will have to curtail future growth, which could materially adversely affect our business, financial condition, operating results or cash flow. As we grow our business, capital expenditures during future years are likely to exceed our historical capital expenditures. The ultimate amount of capital expenditures needed will be dependent on, among other factors, the availability of capital to fund new store openings and customer receivables portfolio growth.

In addition, we historically used our customer receivables collateral to raise funds through securitization programs. In fiscal 2011 we completed amendments to our existing credit facilities and our recently terminated securitization facilities to obtain relief from covenant violations and revise certain covenant requirements. If we require amendments in the future and are unable to obtain such amendments or we are unable to arrange substitute financing facilities or other sources of capital, we may have to limit or cease offering credit through our finance programs due to our inability to draw under our revolving credit facility upon the occurrence of a default. If availability under the borrowing base calculations of our revolving credit facility is reduced, or otherwise becomes unavailable, or we are unable to arrange substitute financing facilities or other sources of capital, we may have to limit the amount of credit that we make available through our customer finance programs. A reduction in our ability to offer customer credit will adversely affect revenues and results of operations and could have a material adverse effect on our results of operations. Further, our inability or limitations on our ability to obtain funding through securitization facilities or other sources may adversely affect our profitability under our credit programs if existing customers fail to repay outstanding credit due to our refusal to grant additional credit.

Additionally, the inability of any of the financial institutions providing our financing facilities to fund their commitment would adversely affect our ability to fund our credit programs, capital expenditures and other general corporate needs.

If we are unable to renew or replace our existing credit facilities in the future, we would be required to reduce, or possibly cease, offering customer credit which could adversely affect our revenues and results of operations in the same manner as discussed above.

Failure to comply with our covenants in our credit facilities could materially and adversely affect us.

Under our existing ABL facility and the term loan, we will have certain obligations, including maintaining certain financial covenants. If we fail to maintain the financial covenants in our credit facilities and are not able to obtain relief from any covenant violation, then an event of default could occur and the lenders could cease lending to us and accelerate the payments of our debt. Any such action by the lenders could materially and adversely affect us and could even result in bankruptcy. While we are in compliance with the covenants in our existing facilities, if our retail and credit operation performance deteriorates, we could be in breach of one or more covenants within the next twelve months.

Future financings could adversely affect common stock ownership interest and rights in comparison with those of other security holders.

Our board of directors has the power to issue additional shares of common or preferred stock without stockholder approval. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage of ownership of our existing stockholders will be reduced, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we issue additional common stock or securities convertible into common stock, such issuance will reduce the proportionate ownership and voting power of each other stockholder. In addition, such stock issuances might result in a reduction of the book value of our common stock.

Increased borrowing costs will negatively impact our results of operations.

Because most of our customer receivables have interest rates equal to the highest rate allocated under applicable law, we will not be able to pass these higher borrowing costs along to our customers and our results of operations will be negatively impacted.

In addition, the interest rates on our revolving credit facility fluctuate upon or down based upon the LIBOR rate, the prime rate of our administrative agent or the federal funds rate. The interest rate on our term loan will fluctuate up or down based upon the LIBOR rate, with a floor on the LIBOR rate used in computing interest of 3.0%. The level of interest rates in the market in general will impact the interest rate on any debt instruments issued, if any. Additionally, we may issue debt securities or enter into credit facilities under which we pay interest at a higher rate than we have historically paid, which would further reduce our margins and negatively impact our results of operations.

We may not be able to open and profitably operate new stores in existing, adjacent and new geographic markets.

Dependent on capital availability, we intend to reinstate our new store opening program. New stores are not likely to be profitable on an operating basis during the first three to nine months after they open and even after that time period may not be profitable or meet our goals. Any of these circumstances could have a material adverse effect on our financial results. There are a number of factors that could affect our ability to open and operate new stores consistent with our business plan, including:

- The availability of additional financial resources;
- The availability of favorable sites in existing adjacent and new markets at price levels consistent with our business plan;
- Competition in existing, adjacent and new markets;

- Competitive conditions, consumer tastes and discretionary spending patterns in adjacent and new markets that are different from those in our existing markets;

- A lack of consumer demand for our products or financing programs at levels that can support new store growth;

- Inability to make customer financing programs available that allow consumer to purchase products at levels that can support new store growth;

- Limitations created by covenants and conditions under our revolving credit facility and term loan;

- The substantial outlay of financial resources required to open new stores and the possibility that we may recognize little or no related benefit;

- The inability to identify suitable sites and to negotiate acceptable leases for these sites;

- An inability or unwillingness of vendors to supply product on a timely basis at competitive prices;

- The failure to open enough stores in new markets to achieve a sufficient market presence and realize the benefits of leveraging our advertising and our distribution system;

- Unfamiliarity with local real estate markets and demographics in adjacent and new markets;

- Problems in adapting our distribution and other operational and management systems to an expanded network of stores;

- Difficulties associated with the hiring, training and retention of additional skilled personnel, including store managers; and

- Higher costs for print, radio and television advertising.

These factors may also affect the ability of any newly opened stores to achieve sales and profitability levels comparable with our existing stores or to become profitable at all. As a result, we may determine that we need to close additional stores or continue to reduce the hours of operation in some stores, which could materially adversely impact our business, financial condition, operating results or cash flows, as we may incur additional expenses and non-cash write-offs related to closing a store and settling our remaining lease obligations and our initial investment in fixed assets and related store costs.

If we are unable to manage our growing business, our revenues may not increase as anticipated, our cost of operations may rise and our results of operations may decline.

At the time we re-initiate our store opening plan and begin growing our store base, we will face many business risks associated with growing companies, including the risk that our management, financial controls and information systems will be inadequate to support our expansion in the future. Our growth will require management to expend significant time and effort and additional resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing, warehousing and distribution systems and employee training programs. We cannot predict whether we will be able to manage effectively these increased demands or respond on a timely basis to the changing demands that our expansion will impose on our management, financial controls and information systems. If we fail to manage successfully the challenges of growth, do not continue to improve these systems and controls or encounter unexpected difficulties during expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

We may expand our retail offerings which may have different operating or legal requirements than our current operations.

In addition to the retail and consumer finance products we currently offer, we may offer other products and services in the future, including "rent-to-own" sales. These products and services may require additional or different operating systems or have additional or different legal or regulatory requirements than the products and services we currently offer.

In the event we undertake such an expansion and do not have the proper infrastructure or personnel, or do not successfully execute such an expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

A decrease in our credit sales or a decline in credit quality could lead to a decrease in our product sales and profitability.

In the last three fiscal years, we financed, on average, approximately 60% of our retail sales through our in-house propriety credit programs to customers with a broad range of credit worthiness. A large portion of our credit portfolio is to customers considered by many to be subprime borrowers. Our ability to provide credit as a financing alternative for our customers depends on many factors, including the quality of our customer receivable portfolio. Payments on some of our credit accounts become delinquent from time to time, and some accounts end up in default, due to several factors, such as general and local economic conditions, including the impact of rising interest rates and unemployment rates. As we expand into new markets, we will obtain new credit accounts that may present a higher risk than our existing credit accounts since new credit customers do not have an established credit history with us. A general decline in the quality of our customer receivable portfolio could lead to a reduction in the advance rates used or eligible customer receivable balances included in the borrowing base calculations under our revolving credit facility and thus a reduction of available credit to fund our finance operations. As a result, if we are required to reduce the amount of credit we grant to our customers, we most likely would sell fewer products, which would adversely affect our earnings and cash flows. Further, because approximately 61% of our credit customers have historically made their credit account payments in our stores, any decrease in credit sales could reduce traffic in our stores and lower our revenues. A decline in the credit quality of our credit accounts could also cause an increase in our credit losses, which would result in an adverse effect on our earnings. A decline in credit quality could also lead to stricter underwriting criteria which would likely have a negative impact on net sales.

Deterioration in the performance of our customer receivables portfolio could significantly affect our liquidity position and profitability.

Our liquidity position and profitability are heavily dependent on our ability to collect our customer receivables. If our customer receivables portfolio were to substantially deteriorate, the liquidity available to us would most likely be reduced due to the challenges of complying with the covenants and borrowing base calculations under our revolving credit facility and our earnings may decline due to higher provisions for bad debt expense, higher servicing costs, higher net charge-off rates and lower interest and fee income.

Our ability to collect from credit customers may be materially impaired by store closings and our need to rely on a replacement servicer in the event of our liquidation.

We may be unable to collect a large portion of periodic credit payments should our stores close as many of our customers remit payments "in store". During the course of fiscal 2011, approximately 61% of our active credit customers made a payment in one of our stores. In the event of store closings, credit customers may not pay balances in a timely fashion, or may not pay at all, since a large number of our customers have not traditionally made payments to a central location.

In addition, we service all of our credit customers through our in-house servicing operation. At this time, there is not a formalized back-up servicer plan in place for our customer receivables. In the event of our liquidation, a servicing arrangement would have to be implemented, which could materially impact the collection of our customer receivables.

In deciding whether to extend credit to customers, we rely on the accuracy and completeness of information furnished to us by or on behalf of our credit customers. If we and our systems are unable to detect any misrepresentations in this information, this could have a material adverse effect on our results of operations and financial condition.

In deciding whether to extend credit to customers, we rely heavily on information furnished to us by or on behalf of our credit customers and our ability to validate such information through third-party services, including employment and personal financial information. If a significant percentage of our credit customers intentionally or negligently misrepresent any of this information, and we and our systems did not detect such misrepresentations, it could have a material adverse effect on our ability to effectively manage our credit risk, which could have a material adverse effect on our results of operations and financial condition.

Our policy of reaging certain delinquent borrowers affects our delinquency statistics and the timing and amount of our write-offs.

As of January 31, 2011, 18.5% of our credit portfolio consisted of "reaged" customer receivables. Reaging is offered to certain eligible past due customers if they meet the conditions of our reage policy. Our decision to offer a delinquent customer a reage program is based on that borrower's specific condition, our history with the borrower, the amount of the loan and various other factors. When we reage a customer's account, we move the account from a delinquent status to a current status. Management exercises a considerable amount of discretion over the reaging process and has the ability to reage an account multiple times during its life. Treating an otherwise uncollectible account as current affects our delinquency statistics, as well as impacting the timing and amount of charge-offs. If these accounts had been charged off sooner, our net loss rates might have been higher.

If we fail to timely contact delinquent borrowers, then the number of delinquent customer receivables eventually being charged off could increase.

We contact customers with delinquent credit account balances soon after the account becomes delinquent. During periods of increased delinquencies it is important that we are proactive in dealing with borrowers rather than simply allowing customer receivables to go to charge-off. Historically, when our servicing becomes involved at an earlier stage of delinquency with credit counseling and workout programs, there is a greater likelihood that the customer receivable will not be charged off.

During periods of increased delinquencies, it becomes extremely important that we are properly staffed and trained to assist borrowers in bringing the delinquent balance current and ultimately avoiding charge-off. If we do not properly staff and train our collections personnel, then the number of accounts in a delinquent status or charged-off could increase. In addition, managing a substantially higher volume of delinquent customer receivables typically increases our operational costs. A rise in delinquencies or charge-offs could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We rely on internal models to manage risk and to provide accounting estimates. Our results could be adversely affected if those models do not provide reliable accounting estimates or predictions of future activity.

We make significant use of business and financial models in connection with our efforts to measure and monitor our risk exposures and to manage our credit portfolio. For example, we use models as a basis for credit underwriting decisions, portfolio delinquency, charge-off and collection expectations and other market risks, based on economic factors and our experience. The information provided by these models is used in making business decisions relating to strategies, initiatives, transactions and pricing, as well as our provisions for bad debt expense and the size of our allowance for doubtful accounts, among other accounting estimates.

Models are inherently imperfect predictors of actual results because they are based on historical data available to us and our assumptions about factors such as credit demand, payment rates, default rates, delinquency rates and other factors that may overstate or understate future experience. Our models could produce unreliable results for a number of reasons, including the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for manual adjustments in response to rapid changes in economic conditions, incorrect coding of the models, incorrect data being used by the models or inappropriate application of a model to products or events outside of the model's intended use. In particular, models are less dependable when the economic environment is outside of historical experience, as has been the case recently.

In addition, we continually receive new economic data. Our critical accounting estimates, such as our provision for bad debt expense and the size of our allowance for doubtful accounts, are subject to change, often significantly, due to the nature and magnitude of changes in economic conditions. However, there is generally a lag between the availability of this economic information and the preparation of our consolidated financial statements. When economic conditions change quickly and in unforeseen ways, there is a risk that the assumptions and inputs reflected in our models are not representative of current economic conditions.

Due to the factors described above and in "Management's discussion and analysis of financial condition and results of operations" and elsewhere in this report, we may be required or may deem it necessary to increase our allowance for doubtful accounts in the future. Increasing our allowance for doubtful accounts would adversely affect our results of operations and our financial position.

The dramatic changes in the economy, credit and capital markets have required frequent adjustments to our models and the application of greater management judgment in the interpretation and adjustment of the results produced by our models. This application of greater management judgment reflects the need to take into account updated information while continuing to maintain controlled processes for model updates, including model development, testing, independent validation and implementation. As a result of the time and resources, including technical and staffing resources, that are required to perform these processes effectively, it may not be possible to replace existing models quickly enough to ensure that they will always properly account for the impacts of recent information and actions.

The current economic downturn has affected consumer purchases of discretionary items from us as well as their ability to repay their credit obligations to us, which could have a continued or prolonged negative effect on our net sales, gross margins and credit portfolio performance.

A significant portion of our net sales represent discretionary spending by our customers. Many factors affect spending, including regional or world events, war, conditions in financial markets, general business conditions, interest rates, inflation, energy and gasoline prices, consumer debt levels, the availability of consumer credit, taxation, unemployment trends and other matters that influence consumer confidence and spending. Our customers' purchases of discretionary items, including our products, decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our net sales and results of operations would decline.

Recent turmoil in the national economy, including instability in the financial markets, declining consumer confidence and volatile oil prices have negatively impacted our markets and may present significant challenges to our operations in the coming quarters. Specifically, sales volumes and gross profit margins have been negatively impacted, and thus negatively impacted our overall profitability and liquidity, and these effects may continue for several additional fiscal quarters. Also, the declining economic conditions in our markets have impacted our customers' ability to repay their credit obligations to us and thus our credit portfolio performance, including, net charge offs and delinquency trends, and we experienced significant declines in same-store sales. These factors led to a net operating loss in the second half of fiscal 2010, and as a result, we entered into amendments to our revolving credit facility and our prior securitization facilities to modify our covenants. If these conditions persist, we may incur further operating losses in the future and we may be required to seek covenant relief under our revolving credit facility and our term loan, curtail our expansion plans, sell assets and take other measures to continue our access to capital.

We face significant competition from national, regional, local and Internet retailers of home appliances, consumer electronics and furniture.

The retail market for consumer electronics is highly fragmented and intensely competitive and the market for home appliances is concentrated among a few major dealers. We currently compete against a diverse group of retailers, including national mass merchants such as Sears, Wal-Mart, Target, Sam's Club and Costco, specialized national retailers such as Best Buy and Rooms To Go, home improvement stores such as Lowe's and Home Depot, and locally-owned regional or independent retail specialty stores that sell home appliances, consumer electronics and furniture similar, and often identical, to those items we sell. We also compete with retailers that market products through store catalogs and the Internet. In addition, there are few barriers to entry into our current and contemplated markets, and new competitors may enter our current or future markets at any time.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower costs and better endure economic downturns. As a result, our sales may decline if we cannot offer competitive prices to our customers or we may be required to accept lower profit margins. Our competitors may respond more quickly to new or emerging technologies and may have greater resources to devote to promotion and sale of products and services. If two or more competitors consolidate their businesses or enter into strategic partnerships, they may be able to compete more effectively against us.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

- Expansion by our existing competitors or entry by new competitors into markets where we currently operate;

- Entering the television market as the decreased size of flat-panel televisions allows new entrants to display and sell these products more easily;
- Lower pricing;
- Aggressive advertising and marketing;
- Extension of credit to customers on terms more favorable than we offer;
- Larger store size, which may result in greater operational efficiencies, or innovative store formats; and
- Adoption of improved retail sales methods.

Competition from any of these sources could cause us to lose market share, sales and customers, increase expenditures or reduce prices, any of which could have a material adverse effect on our results of operations.

If new products are not introduced or consumers do not accept new products, our sales may decline.

Our ability to maintain and increase sales depends to a large extent on the periodic introduction and availability of new products and technologies. We believe that the introduction and continued growth in consumer acceptance of new or enhanced products, such as digital Blu-ray players and 3-D digital, high-definition televisions, will have a significant impact on our ability to increase sales. These products are subject to significant technological changes and pricing limitations and are subject to the actions and cooperation of third parties, such as movie distributors and television and radio broadcasters, all of which could affect the success of these and other new consumer electronics technologies. It is possible that new products will never achieve widespread consumer acceptance or will be supplanted by alternative products and technologies that do not offer us a similar sales opportunity or are sold at lower price points or margins.

If we fail to anticipate changes in consumer preferences, our sales will decline.

Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in consumer preferences relating to home appliances, consumer electronics and furniture. If we fail to identify and respond to these changes, our sales of these products will decline. In addition, we often make commitments to purchase products from our vendors up to nine months in advance of proposed delivery dates. Significant deviation from the projected demand for products that we sell may have a material adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to reduce prices to dispose of excess inventory.

We may experience significant price pressures over the life cycle of our products from competing technologies and our competitors and we may not be able to maintain our historical gross margin levels.

Prices for many of our products decrease over their life cycle. Such decreases often result in decreased gross profit margins for us. There is also substantial and continuing pressure from customers to reduce their total costs for products. Suppliers may also seek to reduce our margins on the sales of their products in order to increase their own profitability. The consumer electronics industry depends on new products to drive same store sales increases. Typically, these new products, such as high-definition LED and 3-D televisions, Blu-ray and DVD players and digital cameras are introduced at relatively high price points that are then gradually reduced as the product becomes mainstream. To sustain positive same store sales growth, unit sales must increase at a rate greater than the decline in product prices. The affordability of the product helps drive the unit sales growth. However, as a result of relatively short product life cycles in the consumer electronics industry, which limit the amount of time available for sales volume to increase, combined with rapid price erosion in the industry, retailers are challenged to maintain overall gross margin levels and positive same store sales. This has historically been our experience, and we continue to adjust our marketing strategies to address this challenge through the introduction of new product categories and new products within our existing categories. Gross margins realized on product sales fell from 22.0% in fiscal year 2009 to 21.2% in fiscal year 2011. If we fail to accurately anticipate the introduction of new technologies, we may possess significant amounts of obsolete inventory that can only be sold at substantially lower prices and profit margins than we anticipated. In addition, we may not be able to maintain our historical margin levels in the future due to increased sales of lower margin products such as personal electronics products and declines in average selling prices of key products. If sales of lower margin items continue to increase and replace sales of higher margin items or our consumer electronics products average selling prices decreases due to the maturity of their life cycle, our gross margin and overall gross profit levels will be adversely affected.

A disruption in our relationships with, or in the operations of, any of our key suppliers could cause our sales to decline.

The success of our business and growth strategies depends to a significant degree on our relationships with our suppliers, particularly our brand name suppliers such as General Electric, Whirlpool, Frigidaire, Friedrich, Maytag, LG, Mitsubishi, Panasonic, Samsung, Sony, Toshiba, Bose, Canon, JVC, Serta, Spring Air, Ashley, Lane, Broyhill, Jackson Furniture, Franklin, Hewlett Packard, Compaq, Poulan, Husqvarna and Toro. We do not have long term supply agreements or exclusive arrangements with the majority of our vendors. We typically order our inventory and repair parts through the issuance of individual purchase orders to vendors. We also rely on our suppliers for cooperative advertising support. We may be subject to rationing by suppliers with respect to a number of limited distribution items. In addition, we rely heavily on a relatively small number of suppliers. Our top six suppliers represented 68.7% of our purchases for fiscal 2011, and the top two suppliers represented approximately 41.1% of our total purchases. The loss of any one or more of these key vendors or failure to establish and maintain relationships with these and other vendors, and limitations on the availability of inventory or repair parts could have a material adverse effect on our results of operations and financial condition. If one of our vendors were to go out of business, it could have a material adverse effect on our results of operations and financial condition if such vendor is unable to fund amounts due to us, including payments due for returns of product and warranty claims. Catastrophic events, such as the one currently impacting Japan, could adversely impact the supply of products or components used by some of our vendors to make the products they supply to us and could adversely impact our results of operations.

Our ability to enter new markets successfully depends, to a significant extent, on the willingness and ability of our vendors to supply merchandise to additional warehouses or stores. If vendors are unwilling or unable to supply some or all of their products to us at acceptable prices in one or more markets, our results of operations and financial condition could be materially adversely affected.

Furthermore, we rely on credit from vendors to purchase our products. As of January 31, 2011, we had $57.7 million in accounts payable and $82.4 million in merchandise inventories. A substantial change in credit terms from vendors or vendors' willingness to extend credit to us, including providing inventory under consignment arrangements, would reduce our ability to obtain the merchandise that we sell, which would have a material adverse effect on our sales and results of operations.

Our vendors also supply us with marketing funds and volume rebates. If our vendors fail to continue these incentives it could have a material adverse effect on our sales and results of operations.

You should not rely on our comparable store sales as an indication of our future results of operations because they fluctuate significantly.

Our historical same store sales growth figures have fluctuated significantly from quarter to quarter. For example, same store sales growth for each of the quarters of fiscal 2010 and of fiscal 2011 was -4.6%, -5.2%, -9.3%, -31.7%, -19.7%, -6.4%, -16.3%, and 5.2% respectively, while same store sales growth for each of the quarters for fiscal 2009 was 1.0%, -1.4%, -5.8%, and 12.5%, respectively. A number of factors have historically affected, and will continue to affect, our comparable store sales results, including:

- Changes in competition, such as pricing pressure, and the opening of new stores by competitors in our markets;
- General economic conditions;
- New product introductions;
- Consumer trends;
- Changes in our merchandise mix;
- Changes in the relative sales price points of our major product categories;

- Ability to offer credit programs attractive to our customers;
- The impact of any new stores on our existing stores, including potential decreases in existing stores' sales as a result of opening new stores;
- Weather conditions in our markets;
- Timing of promotional events;
- Timing, location and participants of major sporting events;
- Reduction in new store openings;
- The percentage of our stores that are mature stores;
- The locations of our stores and the traffic drawn to those areas:
- How often we update our stores; and
- Our ability to execute our business strategy effectively.

Changes in our quarterly and annual comparable store sales results could cause the price of our common stock to fluctuate significantly.

We experience seasonal fluctuations in our sales and quarterly results.

We typically experience seasonal fluctuations in our net sales and operating results, with the quarter ending January 31, which includes the holiday selling season, generally accounting for a larger share of our net sales and net income. We also incur significant additional expenses during such fiscal quarter due to higher purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during the fiscal quarter ending January 31, or if we experience adverse events, such as bad weather in our markets during our fourth fiscal quarter, our net sales could decline, resulting in excess inventory or increased sales discounts to sell excess inventory, which would harm our financial performance. A shortfall in expected net sales, combined with our significant additional expenses during this fiscal quarter, could cause a significant decline in our operating results and such sales may not be deferred to future periods.

Our business could be adversely affected by changes in consumer protection laws and regulations.

Federal and state consumer protection laws and regulations, such as the Fair Credit Reporting Act, limit the manner in which we may offer and extend credit. Because our customers finance through our credit segment a substantial portion of our sales, any adverse change in the regulation of consumer credit could adversely affect our total sales and gross margins. For example, new laws or regulations could limit the amount of interest or fees that may be charged on consumer credit accounts, including by reducing the maximum interest rate that can be charged in the states in which we operate, or restrict our ability to collect on account balances, which would have a material adverse effect on our cash flow and results of operations. Compliance with existing and future laws or regulations, including regulations that may be applicable to us under the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted into law in July 2010, could require us to make material expenditures, in particular personnel training costs, or otherwise adversely affect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, fines or additional licensing expenses, any of which could have an adverse effect on our cash flow and results of operations.

Pending litigation relating to the sale of credit insurance and the sale of repair service agreements in the retail industry could adversely affect our business.

We understand that states' attorneys general and private plaintiffs have filed lawsuits against other retailers relating to improper practices conducted in connection with the sale of credit insurance in several jurisdictions around the country. We offer credit insurance in our stores on sales financed under our credit programs and require the customer to purchase property insurance from us or provide evidence from a third party insurance provider, at their election, in connection with sales of merchandise on installment credit; therefore, similar litigation could be brought against us. While we believe we are in full compliance with applicable laws and regulations, if we are found liable in any future lawsuit regarding credit insurance or repair service agreements, we could be required to pay substantial damages or incur substantial costs as part of an out-of-court settlement or require us to modify or suspend certain operations any of which could have a material adverse effect on our results of operations. An adverse judgment or any negative publicity associated with our repair service agreements or any potential credit insurance litigation could also affect our reputation, which could have a negative impact on our cash flow and results of operations.

Pending and potential litigation regarding alleged patent infringements could result in significant costs to us to defend what we consider to be spurious claims

Recently the manufacturing, retail and software industries have been the targets of patent litigation claimants filing claims or demands based upon alleged patent ownership infringement through the manufacturing and selling, either in merchandise or through software and internet websites, of product or merely providing access through website portals. We, in conjunction with multiple other parties, have been the targets of such claims. While we believe that we have not violated or infringed on any alleged patent ownership rights, and intend to defend vigorously any such claims, the cost to defend, settle or pay any such claims could be substantial, and could have an adverse effect on our cash flow and results of operations.

Adverse or negative publicity, including the publicity related to the settlement of the lawsuit filed against us by the Texas Attorney General, could cause our business to suffer or result in copycat lawsuits.

Any negative publicity associated with the settlement of the lawsuit filed against us by the Texas Attorney General or our repair service agreements or our product replacement agreements or any other negative publicity could adversely affect our reputation and negatively impact our sales and results of operations. On November 24, 2009, we settled litigation filed against us earlier in the year by the Texas Attorney General. The suit alleged that we engaged in deceptive trade practices in violation of the Texas Deceptive Trade Practices-Consumer Protection Act regarding our service maintenance and product replacement agreement business activities. The Attorney General alleged, among other things, that we failed to honor product maintenance and replacement agreements, misled customers about the nature of our product maintenance and replacement arrangements, and engaged in false advertising with respect to our product maintenance and replacement agreements. We denied those allegations in our answer to the suit and, under the terms of the settlement with the Texas Attorney General, we continue to deny any wrongdoing. However, the negative publicity associated with this settlement or our service maintenance and replacement program agreements could adversely affect our reputation and negatively impact our net sales.

Our corporate actions may be substantially controlled by our principal shareholders and affiliated entities.

As of January 31, 2011, Stephens Inc. and The Stephens Group, LLC, two of our stockholders and their affiliated entities beneficially owned approximately 24.9% and 26.8%, respectively, of our common stock and their interests may conflict with the will or interests of our other equity holders. While Stephens Inc. and its affiliates hold their 24.9% of our common stock through a voting trust that will vote the shares in the same proportion as votes cast by all other stockholders, this voting trust agreement will expire in 2013, unless extended, and upon expiration Stephens Inc. and its affiliates will not be restricted on how it votes its shares. These stockholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions.

If we lose key management or are unable to attract and retain the qualified sales and credit granting and collection personnel required for our business, our operating results could suffer.

Our future success depends to a significant degree on the skills, experience and continued service of our key executives or the identification of suitable successors for them. If we lose the services of any of these individuals, or if one or more of them or other key personnel decide to join a competitor or otherwise compete directly or indirectly with us, and we are unable to identify a suitable successor, our business and operations could be harmed, and we could have difficulty in implementing our strategy. Our Chief Executive Officer has recently resigned and the Chairman of our Board of Directors is currently serving as our interim Chief Executive Officer. If we are unable to find a suitable successor in a timely manner, it could have an adverse impact on our business and operations. In addition, as our business grows, we will need to locate, hire and retain additional qualified sales personnel in a timely manner and develop, train and manage an increasing number of management level sales associates and other employees. Additionally, if we are unable to attract and retain qualified credit granting and collection personnel, our ability to perform quality underwriting of new credit transactions and maintain workloads for our collections personnel at a manageable level, our operation could be adversely impacted and result in higher delinquency and net charge-offs on our credit portfolio. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees, and increases in the federal minimum wage or other employee benefits costs could increase our operating expenses. If we are unable to attract and retain personnel as needed in the future, our net sales and operating results could suffer.

Our costs of doing business could increase as a result of changes in federal, state or local regulations.

Changes in the federal, state or local minimum wage requirements or changes in other wage or workplace regulations could increase our cost of doing business. In addition, changes in federal, state or local regulations governing the sale of some of our products or tax regulations could increase our cost of doing business. Also, passage of the Employer Free Choice Act or similar laws in Congress could lead to higher labor costs by encouraging unionization efforts among our associates and disruption of store operations.

Because our stores are located in Texas, Louisiana and Oklahoma, we are subject to regional risks.

Our 76 stores are located exclusively in Texas, Louisiana and Oklahoma. This subjects us to regional risks, such as the economy, weather conditions, hurricanes and other natural or man-made disasters. If the region suffers a continued or another economic downturn or any other adverse regional event, there could be an adverse impact on our net sales and results of operations and our ability to implement our planned expansion program once we have adequate capital availability. Several of our competitors operate stores across the United States and thus are not as vulnerable to the risks of operating in one region. Additionally, these states in general, and the local economies where many of our stores are located in particular, are dependent, to a degree, on the oil and gas industries, which can be very volatile. Additionally, because of fears of climate change and adverse effects of drilling explosions and oil spills in the Gulf of Mexico, legislation has been introduced or is being considered, and governmental emergency pronouncements, regulations and orders have been issued and are under consideration, including moratoriums on offshore drilling, which, combined with the local economic and employment conditions caused by both, could materially and adversely impact the oil and gas industries and the areas in which a majority of our stores are located in Texas and Louisiana. To the extent the oil and gas industries are negatively impacted by declining commodity prices, climate change or other legislation and other factors, we could be negatively impacted by reduced employment, or other negative economic factors that impact the local economies where we have our stores.

In addition, recent turmoil in the national economy, including instability in the financial markets, has impacted our local markets. The current recession or a further downturn in the general economy, or in the region where we have our stores, could have a negative impact on our net sales and results of operations.

Our information technology infrastructure is vulnerable to damage that could harm our business.

Our ability to operate our business from day to day, in particular our ability to manage our credit operations and inventory levels, largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information, aggregate daily sales information and manage our credit portfolio, including processing of credit applications and management of collections. These systems and our operations are subject to damage or interruption from:

- Power loss, computer systems failures and Internet, telecommunications or data network failures;
- Operator negligence or improper operation by, or supervision of, employees;
- Physical and electronic loss of data or security breaches, misappropriation and similar events;
- Computer viruses;
- Intentional acts of vandalism and similar events; and
- Hurricanes, fires, floods and other natural disasters.

In addition, the software that we have developed to use in our daily operations may contain undetected errors that could cause our network to fail or our expenses to increase. Any failure of our systems due to any of these causes, if it is not supported by our disaster recovery plan, could cause an interruption in our operations and result in reduced net sales and results of operations. Though we have implemented contingency and disaster recovery processes in the event of one or several technology failures, any unforeseen failure, interruption or compromise of our systems or our security measures could affect our flow of business and, if prolonged, could harm our reputation. The risk of possible failures or interruptions may not be adequately addressed by us or the third parties on which we rely, and such failures or interruptions could occur. The occurrence of any failures or interruptions could have a material adverse effect on our business, financial condition, liquidity and results of operations.

If we are unable to maintain our insurance licenses in the states we operate, our results of operations would suffer.

We derive a significant portion of our revenues and operating income from the commissions we earn from the sale of various insurance products of third-party insurers to our customers. These products include credit insurance, repair service agreements and product replacement policies. We also are the direct obligor on certain extended repair service agreements we offer to our customers. If for any reason we were unable to maintain our insurance licenses in the states we operate or if there are material claims or future material litigation involving our repair service agreements or product replacement policies, our results of operations would suffer.

If we are unable to continue to offer third-party repair service agreements to our customers who purchase, or have purchased our products, we could incur additional costs or repair expenses, which would adversely affect our financial condition and results of operations.

There are a limited number of insurance carriers that provide repair service agreement programs. If insurance becomes unavailable from our current providers for any reason, we may be unable to provide repair service agreements to our customers on the same terms, if at all. Even if we are able to obtain a substitute provider, higher premiums may be required, which could have an adverse impact on our profitability if we are unable to pass along the increased cost of such coverage to our customers. Inability to maintain the repair service agreement program could cause fluctuations in our repair expenses and greater volatility of earnings and could require us to become the obligor under new contracts sold.

If we are unable to maintain group credit insurance policies from insurance carriers, which allow us to offer their credit insurance products to our customers purchasing our merchandise on credit, our revenues would be reduced and the provision for bad debts might increase.

There are a limited number of insurance carriers that provide credit insurance coverage for sale to our customers. If credit insurance becomes unavailable for any reason we may be unable to offer substitute coverage on the same terms, if at all. Even if we are able to obtain substitute coverage, it may be at higher rates or reduced coverage, which could affect the customer acceptance of these products, reduce our revenues or increase our credit losses.

Changes in premium and commission rates allowed by regulators on the credit insurance, repair service agreements or product replacement agreements we sell as allowed by the laws and regulations in the states in which we operate could affect our revenues.

We derive a significant portion of our revenues and operating income from the sale of various third-party insurance products to our customers. These products include credit insurance, repair service agreements and product replacement agreements. If the commission we retain from sales of those products declines, our operating results would suffer.

Changes in trade regulations, currency fluctuations and other factors beyond our control could affect our business.

A significant portion of our inventory is manufactured and/or assembled overseas and in Mexico. Changes in trade regulations, currency fluctuations or other factors beyond our control may increase the cost of items we purchase or create shortages of these items, which in turn could have a material adverse effect on our results of operations and financial condition. Conversely, significant reductions in the cost of these items in U.S. dollars may cause a significant reduction in the retail prices of those products, resulting in a material adverse effect on our sales, margins or competitive position. In addition, commissions earned on our credit insurance, repair service agreement or product replacement agreement products could be adversely affected by changes in statutory premium rates, commission rates, adverse claims experience and other factors.

We may be unable to protect our intellectual property rights, which could impair our name and reputation.

We believe that our success and ability to compete depends in part on consumer identification of the name "Conn's." We have registered the trademarks "Conn's" and our logo. We intend to protect vigorously our trademark against infringement or misappropriation by others. A third party, however, could attempt to misappropriate our intellectual property in the future. The enforcement of our proprietary rights through litigation could result in substantial costs to us that could have a material adverse effect on our financial condition or results of operations.

Failure to protect the security of our customer's information could expose us to litigation, judgments for damages and undermine the trust placed with us by our customers.

We capture, transmit, handle and store sensitive information, which involves certain inherent security risks. Such risks include, among other things, the interception of customer data and information by persons outside us or by our own employees. While we believe we have taken appropriate steps to protect confidential information, there can be no assurance that we can prevent the compromise of our customers' data or other confidential information. If such a breach should occur it could have a severe negative impact on our business and results of operations.

Any changes in the tax laws of the states in which we operate could affect our state tax liabilities. Additionally, beginning operations in new states could also affect our state tax liabilities.

As we experienced in fiscal year 2008 with the change in the Texas tax law, legislation could be introduced at any time that changes our state tax liabilities in a way that has an adverse impact on our results of operations. The Texas margin tax, which is based on gross profit rather than earnings, increased our effective rate from approximately 35.1%, before its introduction, to 52.4% in fiscal year 2010 and to tax expense equal to 711.5% of our pre-tax income in fiscal year 2011. Our recent commencement of operations in Oklahoma and the potential to enter new states in the future could adversely affect our results of operations, dependent upon the tax laws in place in those states.

Significant volatility in oil and gasoline prices could affect our customers' determination to drive to our stores, and cause us to raise our delivery charges.

Significant volatility in oil and gasoline prices could adversely affect our customers' shopping decisions and patterns. We rely heavily on our internal distribution system and our next day delivery policy to satisfy our customers' needs and desires, and increases in oil and gasoline prices could result in increased distribution charges. Such increases may not significantly affect our competitors.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The following summarizes the geographic location of our stores, warehouse and distribution centers and corporate facilities by major market area as of January 31, 2011:

Geographic Location	No. of Locations	Leased Facilities	Total Square Feet	Storage Square Feet
Golden Triangle District (1)	6	6	189,531	40,655
Louisiana District	5	5	148,628	38,394
Houston District	23	22	602,498	105,350
San Antonio/Austin District	14	14	427,372	83,434
Corpus Christi	2	1	92,149	23,619
South Texas	3	3	91,697	15,484
Oklahoma District	3	3	87,216	18,969
Dallas District	20	18	588,082	105,120
Store Totals	76	72	2,227,173	431,025
Warehouse/Distribution Centers	7	5	761,614	761,614
Service Centers	5	3	195,273	195,273
Corporate Offices	2	2	146,783	30,000
Total	90	82	3,330,843	1,417,912

(1) Includes one store in Lake Charles, Louisiana.

ITEM 3. LEGAL PROCEEDINGS.

The Company is involved in routine litigation and claims incidental to its business from time to time, and, as required, has accrued its estimate of the probable costs for the resolution of these matters, which are not expected to be material. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Recently, the Company has been included in various patent infringement claims and litigation, the outcomes of which are difficult to predict at this time. Due to the timing of these matters, the Company has determined that no reasonable estimates of probable costs for resolution can be ascertained at this time, and it is possible, however, that future results of operations for any particular period could be materially affected by changes in the Company's assumptions or the effectiveness of its strategies related to these proceedings. However, the results of these proceedings cannot be predicted with certainty, and changes in facts and circumstances could impact the Company's estimate of reserves for litigation.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

What is the principal market for our common stock?

The principal market for our common stock is the NASDAQ Global Select Market. Our common stock is listed on the NASDAQ Global Select Market under the symbol "CONN." Information regarding the high and low sales prices for our common stock for each quarterly period within the two most recent fiscal years as reported on NASDAQ is summarized as follows:

	High	Low
Quarter ended April 30, 2009	$ 17.67	$ 10.75
Quarter ended July 31, 2009	$ 16.38	$ 9.84
Quarter ended October 31, 2009	$ 15.19	$ 6.15
Quarter ended January 31, 2010	$ 7.24	$ 5.34
Quarter ended April 30, 2010	$ 10.33	$ 4.42
Quarter ended July 31, 2010	$ 9.94	$ 4.94
Quarter ended October 31, 2010	$ 6.35	$ 3.33
Quarter ended January 31, 2011	$ 4.98	$ 3.12

How many common stockholders do we have?

As of March 18, 2011, we had approximately 57 common stockholders of record and an estimated 3,900 beneficial owners of our common stock.

Did we declare any cash dividends in fiscal 2010 or fiscal 2011?

No cash dividends were paid in fiscal 2010 or 2011. We do not anticipate paying dividends in the foreseeable future. Any future payment of dividends will be at the discretion of the Board of Directors and will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors, including the terms of our indebtedness. Provisions in agreements governing our long-term indebtedness restrict the amount of dividends that we may pay to our stockholders. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

Have we had any sales of unregistered securities during the last year?

We have had no sales of unregistered securities during the past three fiscal years.

Have we purchased any of our securities during the past quarter?

We have not purchased any of our securities during the past fiscal quarter.

ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth selected historical financial information as of and for the periods indicated and reflects our retrospective adoption, for all periods impacted, of a change in accounting for our interest in our variable interest entity, or VIE. See Note 1 in our Notes to Consolidated Financial Statements for the year ended January 31, 2011 for additional information. We have provided the following selected historical financial information for your reference. We have derived the selected statement of operations and balance sheet data as of January 31, 2009, 2010 and 2011 and for each of the years ended January 31, 2008, 2009, 2010, and 2011 from our audited consolidated financial statements. Balance sheet data as of January 31, 2007 and 2008 and statement of operations data for the years ended January 31, 2007 have been derived from our unaudited consolidated financial statements which do not appear in this Form 10-K.

	Year Ended January 31, (dollars and shares in thousands, except per share amounts)				
	2007	2008	2009	2010	2011
Statement Operations:					
Revenues:					
Product sales	$ 623,959	$ 671,571	$ 743,729	$ 666,381	$ 608,443
Repair service agreement commissions, net (1)	30,567	36,424	40,199	33,272	28,788
Service revenues (2)	22,411	22,997	21,121	22,115	16,487
Total net sales	676,937	730,992	805,049	721,768	653,718
Finance charges and other (3)	122,012	138,414	153,479	152,211	136,806
Total revenues	798,949	869,406	958,528	873,979	790,524
Costs and expenses:					
Cost of goods sold, including warehousing and occupancy cost	466,279	508,787	580,423	534,299	479,402
Cost of parts sold, including warehousing and occupancy costs	6,785	8,379	9,638	10,401	7,779
Selling, general and administrative expense	224,926	245,263	253,149	253,507	235,100
Goodwill impairment (5)	-	-	-	9,617	-
Impairment of long-lived assets (4)	-	-	-	-	2,321
Costs related to financing facilities and transactions not completed (6)	-	-	-	-	4,283
Provision for bad debts	22,173	19,465	27,952	36,843	33,054
Total costs and expenses	720,163	781,894	871,162	844,667	761,939
Operating income	78,786	87,512	87,366	29,312	28,585
Interest expense, net	21,962	25,337	24,620	21,986	28,081
Other (income) expense (7)	(772)	(943)	117	(123)	339
Income before income taxes	57,596	63,118	62,629	7,449	165
Provision for income taxes	20,389	22,179	23,267	3,905	1,174
Net income (loss)	$ 37,207	$ 40,939	$ 39,362	$ 3,544	$ (1,009)
Earnings (loss) per common share:					
Basic	$1.57	$1.77	$1.76	$0.16	($0.04)
Diluted	$1.53	$1.73	$1.74	$0.16	($0.04)
Average common shares outstanding:					
Basic	23,663	23,193	22,413	22,456	24,061
Diluted	24,289	23,673	22,577	22,610	24,061
Other Financial Data:					
Stores open at end of period	62	69	76	76	76
Same stores sales growth (8)	3.6%	3.2%	2.0%	(13.8%)	(9.6%)
Inventory turns (9)	5.8	5.7	6.1	6.0	5.6
Gross margin percentage (10)	40.8%	40.5%	38.4%	37.7%	38.4%
Operating margin (11)	9.9%	10.1%	9.1%	3.4%	3.6%
Ratio of earnings to fixed charges (12)	2.8	2.8	2.7	1.2	1.0
Return on average equity (13)	14.7%	14.8%	12.9%	1.1%	(0.3%)
Capital expenditures	$ 18,425	$ 18,955	$ 17,597	$ 10,255	$ 3,028
Rent expense (14)	$ 17,196	$ 18,905	$ 22,242	$ 23,703	$ 23,334
Percent of retail sales financed	58.0%	62.2%	62.6%	58.1%	57.9%
Net charge-offs as a percent of average oustanding balance (15)	3.3%	2.9%	3.2%	3.9%	5.0%
Weighted average monthly payment rate (16)	5.8%	5.7%	5.5%	5.2%	5.3%
Balance Sheet Data:					
Working capital	$ 368,719	$ 383,053	$ 271,962	$ 334,409	$ 381,703
Cash and cash equivalents	$ 56,598	$ 11,024	$ 11,909	$ 12,247	$ 10,977
Inventory	$ 87,098	$ 81,495	$ 95,971	$ 63,499	$ 82,354
Total customer accounts receivable, net	$ 569,551	$ 654,867	$ 753,513	$ 736,041	$ 675,766
Other accounts receivable, net	$ 22,329	$ 27,722	$ 32,505	$ 23,254	$ 30,476
Total assets	$ 812,656	$ 838,040	$ 960,463	$ 895,570	$ 849,029
Total debt, including current maturities	$ 438,198	$ 468,119	$ 505,417	$ 452,304	$ 373,736
Total stockholders' equity	$ 270,233	$ 284,049	$ 327,450	$ 333,450	$ 358,045

(1) Includes commissions from sales of third-party repair service agreements and replacement product programs, and income from company-obligor repair service agreements.

(2) Includes revenues derived from parts sales and labor sales on products serviced for customers, both covered under manufacturer warranty and outside manufacturer's warranty coverage.

(3) Includes primarily interest income and fees earned on credit accounts and commissions earned from the sale of third-party credit insurance products. The Company has revised its prior period consolidated financial statements to correct its accounting for interest income on installment contracts included in Customer receivables. See Note 2 to the Company's consolidated financial statements for further information. The impact of the revision was not material to any of the individual periods presented here.

(4) Includes the write-off of impaired assets associated with planned store closings.

(5) Includes the write-off of the carrying amount of goodwill after interim testing in the third quarter of fiscal 2010 determined that the goodwill was fully impaired.

(6) Includes the write-off of unamortized financing fees associated with the terminated securitization program and costs incurred related to financing alternatives considered, but not completed.

(7) Includes primarily gains or losses resulting from sales of fixed assets during the period.

(8) Same store sales is calculated by comparing the reported sales for all stores that were open during the entirety of a period and the entirety of the same period during the prior fiscal year. Sales from closed stores, if any, are removed from each period. Sales from relocated stores have been included in each period because each such store was relocated within the same general geographic market. Sales from expanded stores have been included in each period.

(9) Inventory turns are defined as the cost of goods sold, excluding warehousing and occupancy cost, divided by the monthly average product inventory balance, excluding consigned goods.

(10) Gross margin percentage is defined as total revenues less cost of goods and parts sold, including warehousing and occupancy cost, divided by total revenues.

(11) Operating margin is defined as operating income divided by total revenues.

(12) Ratio of earnings to fixed charges is calculated as income before provision for income taxes plus fixed charges (excluding capitalized interest), divided by fixed charges. Fixed charges consist of the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(13) Return on average equity is calculated as current period net income divided by the average of the beginning and ending equity.

(14) Rent expense includes rent expense incurred on our properties, equipment and vehicles, and is net of any rental income received.

(15) As defined the net charge-offs for the fiscal year divided by the average balance of the credit portfolio for the fiscal year.

(16) Represents the weighted average of monthly gross cash collections received on the credit portfolio as a percentage of the average monthly portfolio balances for each period.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This report contains forward-looking statements. We sometimes use words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "project" and similar expressions, as they relate to us, our management and our industry, to identify forward-looking statements. Forward-looking statements relate to our expectations, beliefs, plans, strategies, prospects, future performance, anticipated trends and other future events. We have based our forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about us that may cause actual results to differ from these forward-looking statements include, but are not limited to:

- Our ability to obtain capital to fund expansion of our credit portfolio;

- Our ability to obtain capital for required capital expenditures and costs related to the opening of new stores or to update, relocate or expand existing stores;
- Our ability to fund our operations, capital expenditures, debt repayment and expansion from cash flows from operations, borrowings from our revolving line of credit, and proceeds from securitizations or accessing other debt or equity markets;
- Our ability to renew or replace our existing borrowing facilities on or before the maturity dates of the facilities;
- The cost or terms of any amended, renewed or replacement credit facilities;
- Our ability to obtain additional funding for the purpose of funding the customer receivables generated by us;
- Our ability to maintain compliance with debt covenant requirements, including taking the actions necessary to maintain compliance with the covenants, such as obtaining amendments to the borrowing facilities that modify the covenant requirements, which could result in higher borrowing costs;
- Reduced availability under our asset-based revolving credit facility as a result of borrowing base requirements and the impact on the borrowing base calculation of changes in the performance or eligibility of the customer receivables financed by that facility;
- The success of our growth strategy and plans regarding opening new stores and entering adjacent and new markets, including our plans to continue expanding into existing markets and the ability to operate those stores profitably;
- Our ability to profitably expand our credit operations;
- Our intention to update or expand existing stores;
- The potential to incur expenses and non-cash write-offs related to decisions to close store locations and settling our remaining lease obligations and our initial investment in fixed assets and related store costs;
- Our ability to introduce additional product categories;
- The ability of the financial institutions providing lending facilities to us to fund their commitments;
- The effect of any downgrades by rating agencies of our lenders on borrowing costs;
- The effect on our borrowing cost of changes in laws and regulations affecting the providers of debt financing;
- The effect of rising interest rates or borrowing spreads that could increase our cost of borrowing;
- The effect of rising interest rates or other economic conditions that could impair our customers' ability to make payments on outstanding credit accounts;
- Our inability to continue to offer existing customer financing programs or make new programs available that allow consumers to purchase products at levels that can support our growth;
- The potential for deterioration in the delinquency status of our credit portfolio or higher than historical net charge-offs in the portfolio that could adversely impact earnings;
- Technological and market developments, growth trends and projected sales in the home appliance and consumer electronics industry, including, with respect to digital products like Blu-ray players, HDTV, LED and 3-D televisions, GPS devices, home networking devices and other new products, and our ability to capitalize on such growth;
- The potential for price erosion or lower unit sales points that could result in declines in revenues;
- The effect of changes in oil and gas prices that could adversely affect our customers' shopping decisions and patterns, as well as the cost of our delivery and service operations and our cost of products, if vendors pass on their additional fuel costs through increased pricing for products;
- The ability to attract and retain qualified personnel;
- Both the short-term and long-term impact of adverse weather conditions (e.g. hurricanes) that could result in volatility in our revenues and increased expenses and casualty losses;
- Changes in laws and regulations and/or interest, premium and commission rates allowed by regulators on our credit, credit insurance and repair service agreements as allowed by those laws and regulations;

- Our relationships with key suppliers and their ability to provide products at competitive prices and support sales of their products through their rebate and discount programs;
- The adequacy of our distribution and information systems and management experience to support our expansion plans;
- The accuracy of our expectations regarding competition and our competitive advantages;
- Changes in our stock price or the number of shares we have outstanding;
- The potential for market share erosion that could result in reduced revenues;
- The accuracy of our expectations regarding the similarity or dissimilarity of our existing markets as compared to new markets we enter;
- The use of third parties to complete certain of our distribution, delivery and home repair services;
- General economic conditions in the regions in which we operate; and
- The outcome of litigation or government investigations affecting our business.

Additional important factors that could cause our actual results to differ materially from our expectations are discussed under "Risk Factors" in this Form 10-K. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report might not happen.

The forward-looking statements in this report reflect our views and assumptions only as of the date of this report. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

General

We intend the following discussion and analysis to provide you with a better understanding of the financial condition and performance of our retail and credit segments for the indicated periods, including an analysis of those key factors that contributed to our financial condition and performance and that are, or are expected to be, the key drivers of our business.

Through our 76 retail stores, we provide products and services to our customers in seven primary market areas, including Houston, San Antonio/Austin, Dallas/Fort Worth, southern Louisiana, Southeast and South Texas and Oklahoma. Products and services offered through retail sales outlets include home appliances, consumer electronics, home office equipment, lawn and garden products, mattresses, furniture, repair service agreements, customer credit programs, including installment and revolving credit account programs, and various credit insurance products. These activities are supported through our extensive service, warehouse and distribution system. Our stores bear the "Conn's" name, after our founder's family, and deliver the same products and services to our customers. All of our stores follow the same procedures and methods in managing their operations. Our management evaluates performance and allocates resources based on the operating results of its retail and credit segments.

The five cornerstones of our business which represent, in our view, the five components of our business model that drive profitability are — strong merchandising systems, flexible credit options for our customers, extensive warehousing and distribution systems, service systems to support our customer's needs during and beyond the product warranty periods, and our uniquely, well-trained employees in each area. Each of these systems combine to create a "nuts and bolts" support system for our customers needs and desires.

We derive the majority of our revenues from our product sales and repair service agreement commissions, which are generated by sales of third-party and company-obligor repair service agreements and product replacement policies. However, unlike many of our competitors, we provide in-house credit options for our customers' product purchases. Additionally, we derive a portion of our revenues from the sale of credit insurance products of third-party insurers to our customers.

In the last three years, we have financed, on average, approximately 60% of our retail sales through our credit programs. We offer our customers a choice financing through our installment payment and revolving credit plans. In addition to interest-bearing installment and revolving charge contracts, at times, we offer promotional credit programs to certain of our customers that provide for "same as cash" or deferred interest interest-free periods of varying terms, generally three, six, 12, 18, 24 and 36 months, and require monthly payments beginning in the month after the sale. In turn, we finance substantially all of our customer receivables from these credit options through our revolving credit facility and a second lien term loan. In addition to our own credit programs, we use third-party financing programs to provide a portion of the non-interest bearing financing for purchases made by our customers. We also use a third–party provider to offer rent-to-own financing to our customers.

While our warehouse and distribution system does not directly generate revenues, other than the fees paid by our customers for delivery and installation of the products to their homes, it is our extra, "value-added" program that our existing customers have come to rely on, and our new customers are hopefully sufficiently impressed with, to become repeat customers. We derive revenues from our repair services on the products we sell. Additionally, acting as an agent for unaffiliated companies, we sell credit insurance to protect our customers from credit losses due to death, disability, involuntary unemployment and damage to or loss of the products they have purchased.

Application of critical accounting policies

In applying the accounting policies that we use to prepare our consolidated financial statements, we necessarily make accounting estimates that affect our reported amounts of assets, liabilities, revenues and expenses. Some of these accounting estimates require us to make assumptions about matters that are highly uncertain at the time we make the accounting estimates. We base these assumptions and the resulting estimates on authoritative pronouncements, historical information and other factors that we believe to be reasonable under the circumstances, and we evaluate these assumptions and estimates on an ongoing basis. We could reasonably use different accounting estimates, and changes in our accounting estimates could occur from period to period, with the result in each case being a material change in the financial statement presentation of our financial condition or results of operations. We refer to accounting estimates of this type as critical accounting estimates. We believe that the critical accounting estimates discussed below are among those most important to an understanding of our consolidated financial statements.

Customer accounts receivable.

Customer accounts receivable are originated at the time of sale and delivery of the various products and services we offer. We include the amount of principal and accrued interest on those receivables that are expected to be collected within the next twelve months, based on contractual terms, in current assets on our consolidated balance sheet. Those amounts expected to be collected after twelve months, based on contractual terms, are included in long-term assets. Typically, a receivable is considered delinquent if a payment has not been received on the scheduled due date. Additionally, we offer reage programs to customers with past due balances that have experienced a financial hardship, if they meet the conditions of our reage policy. Reaging a customer's account can result in updating it from a delinquent status to a current status. Generally, an account that is delinquent more than 120 days and for which no payment has been received in the past seven months will be charged-off against the allowance for doubtful accounts and interest accrued subsequent to the last payment will be reversed and charged to the allowance for uncollectible interest. We have a secured interest in the merchandise financed by these receivables and therefore have the opportunity to recover a portion of any charged-off amount.

Interest income on customer accounts receivable.

Interest income is accrued using the effective interest method for installment contracts, and the simple interest method for revolving charge accounts, and is reflected in Finance charges and other. Typically, interest income is accrued until the contract or account is paid off or charged-off and we provide an allowance for estimated uncollectible interest. We typically only place accounts in non-accrual status when legally required to do so. Interest accrual is resumed on those accounts once a legally-mandated settlement arrangement is reached or other payment arrangements are made with the customer. Interest income is recognized on our interest-free promotional accounts based on our historical experience related to customers who fail to satisfy the requirements of the interest-free programs. Additionally, for sales on deferred interest and "same as cash" programs that exceed one year in duration, we discount the sales to their present value, resulting in a reduction in sales and receivables, and amortize the discount amount in to Finance charges and other over the term of the program.

Allowance for doubtful accounts.

We record an allowance for doubtful accounts, including estimated uncollectible interest, for our Customer accounts receivable, based on our historical net loss experience and expectations for future losses. The net charge-off data used in computing the loss rate is reduced by the amount of post-charge-off recoveries received, including cash payments, and amounts realized from the repossession of the products financed and, at times, payments received under credit insurance policies. Additionally, we separately evaluate portions of the credit portfolio based on underwriting criteria to estimate the allowance for doubtful accounts. The balance in the allowance for doubtful accounts and uncollectible interest for customer receivables was $35.8 million and $34.2 million, at January 31, 2010, and 2011, respectively. Additionally, as a result of our practice of reaging customer accounts, if the account is not ultimately collected, the timing and amount of the charge-off is impacted. If these accounts had been charged-off sooner the historical net loss rates might have been higher. Reaged customer receivable balances represented 18.5% of the total portfolio balance at January 31, 2011. If the loss rate used to calculate the allowance for doubtful accounts was increased by 10% at January 31, 2011, we would have increased our Provision for bad debts by approximately $3.4 million for fiscal 2011.

Revenue recognition.

Revenues from the sale of retail products are recognized at the time the customer takes possession of the product. Such revenues are recognized net of any adjustments for sales incentive offers such as discounts, coupons, rebates, or other free products or services and discounts of promotional credit sales that will extend beyond one year. We sell repair service agreements and credit insurance contracts on behalf of unrelated third parties. For contracts where the third parties are the obligors on the contract, commissions are recognized in revenues at the time of sale, and in the case of retrospective commissions, at the time that they are earned. Where we sell repair service renewal agreements in which we are deemed to be the obligor on the contract at the time of sale, revenue is recognized ratably, on a straight-line basis, over the term of the repair service agreement. These repair service agreements are renewal contracts that provide our customers protection against product repair costs arising after the expiration of the manufacturer's warranty and the third party obligor contracts. Additionally, the Company sells repair service agreements on its furniture products at the point of sale for which it is the obligor at the time of the sale. All of these agreements typically have terms ranging from 12 to 36 months. These agreements are separate units of accounting and are valued based on the agreed upon retail selling price. The amount of repair service agreement revenues deferred at January 31, 2010 and 2011 were $7.2 million and $6.5 million, respectively, and are included in Deferred revenues and allowances in the accompanying consolidated balance sheets. The amounts of repair service agreement revenue recognized for the fiscal years ended January 31, 2009, 2010 and 2011 were $6.5 million, $7.0 million and $6.9 million, respectively.

Vendor allowances.

We receive funds from vendors for price protection, product rebates (earned upon purchase or sale of product), marketing, training and promotion programs which are recorded on the accrual basis as a reduction to the related product cost, cost of goods sold, compensation expense or advertising expense, according to the nature of the program. We accrue rebates based on the satisfaction of terms of the program and sales of qualifying products even though funds may not be received until the end of a quarter or year. If the programs are related to product purchases, the allowances, credits or payments are recorded as a reduction of product cost; if the programs are related to product sales, the allowances, credits or payments are recorded as a reduction of cost of goods sold; if the programs are directly related to promotion, marketing or compensation expense paid related to the product, the allowances, credits, or payments are recorded as a reduction of the applicable expense in the period in which the expense is incurred. We received $46.2 million, $51.3 million and $59.4 million in vendor allowances during the fiscal years ended January 31, 2009, 2010 and 2011, respectively, of which $6.4 million, $5.1 million and $4.7 million, respectively, represented advertising assistance allowances. The increase in fiscal year 2011 was due to increased use of instant rebates by vendors to drive sales. Over the past three years we have received funds from approximately 50 vendors, with the terms of the programs ranging between one month and one year.

Accounting for leases.

We analyze each lease, at its inception and any subsequent renewal, to determine whether it should be accounted for as an operating lease or a capital lease. Additionally, monthly lease expense for each operating lease is calculated as the average of all payments required under the minimum lease term, including rent escalations. Generally, the minimum lease term begins with the date we take possession of the property and ends on the last day of the minimum lease term, and includes all rent holidays, but excludes renewal terms that are at our option. Any tenant improvement allowances received are deferred and amortized into income as a reduction of lease expense on a straight line basis over the minimum lease term. The amortization of leasehold improvements is computed on a straight line basis over the shorter of the remaining lease term or the estimated useful life of the improvements. For transactions that qualify for treatment as a sale-leaseback, any gain or loss is deferred and amortized as rent expense on a straight-line basis over the minimum lease term. Any deferred gain would be included in Deferred gain on sale of property and any deferred loss would be included in Other assets on the consolidated balance sheets.

Year ended January 31, 2011 compared to the year ended January 31, 2010

Executive overview

This overview is intended to provide an executive level overview of our operations for our fiscal year ended January 31, 2011. Our performance during fiscal 2011 was impacted by the slowdown in the economy and rising unemployment in our markets that occurred during the year. Following are significant financial items in management's view:

- Our revenues for the fiscal year ended January 31, 2011, decreased by 9.5%, or $83.5 million, from fiscal year 2010, to $790.5 million due primarily to a decline in product sales and related reduction in repair service agreement commissions. Sales declined during the year largely as a result of the slowdown in the economic conditions in our markets, and tighter credit underwriting standards implemented during the year to improve the credit quality of our customer receivable portfolio. Our same store sales declined 9.6% in the fiscal year ended January 31, 2011, as compared to an decrease of 13.8% for fiscal 2010, with the sharpest decline occurring in the third quarter, when same store sales fell 16.3% as compared to the third quarter of fiscal 2010. Same store sales increased by 5.2% in the fourth quarter of fiscal 2011 as compared to the same quarter of fiscal 2010.

- Finance charges and other decreased 10.1% for the fiscal year ended January 31, 2011, when compared to the prior fiscal year, primarily due to a decrease in interest income and fees as the average interest income and fee yield earned on the portfolio fell from 18.2% for the year ended January 31, 2010, to 17.1%, for the year January 31, 2011, and the average balance of customer accounts receivable outstanding during the year ended January 31, 2011 fell 6.0%, as compared to the prior year. The interest income and fee yield fell as a result of the higher level of charge-offs experienced, resulting in an increase in the reversal of accrued interest and increased reserves for uncollectible interest, and the reduced amount of new credit accounts originated in the year ended January 31, 2011, as compared to the prior fiscal year.

- Our gross margin, defined as total revenues less cost of goods and parts sold, was 38.4% for fiscal 2011, a increase from 37.7% in fiscal 2010, primarily as a result of:

  - Retail gross margin increased from 23.6% in the year ended January 31, 2010, to 24.8% in fiscal year 2011, which positively impacted the total gross margin by 91 basis points. The increased retail gross margin was partially offset by a $1.7 million inventory write-down related to a realignment of the Company's track inventory product line. The write-down negatively impacted our retail gross margin by approximately 25 basis points, and

  - a change in the revenue mix in the year ended January 31, 2011, such that higher gross margin finance charge and other revenues contributed a lesser percentage of total revenues, partially offset by reduced revenue contribution from repair service agreement commissions, which contributed a smaller percentage of total revenues, and resulted in an decrease in the total gross margin of approximately 29 basis points;

- During the fiscal year ended January 31, 2011, Selling, general and administrative (SG&A) expense decreased $18.4 million, though it increased as a percent of revenues to 29.8% from 29.0% in the prior year period, primarily due to the deleveraging effect of the decline in total revenues. The litigation reserve accrual recorded in the prior year period accounted for $4.9 million of the change in SG&A expense. The remainder of the reduction in SG&A expense was driven primarily by lower compensation and related expense, reduced depreciation expense and reduced property and casualty insurance expense. These decreases were partially offset by increased expense from the increased use of contract delivery and installation services and increased advertising agency fees;

- During the fiscal year ended January 31, 2010, we determined, as a result of the sustained decline in our market capitalization, the increasingly challenging economic environment and its impact on our comparable store sales, credit portfolio performance and operating results, that an interim goodwill impairment test was necessary. A two-step method was utilized for determining goodwill impairment. Our valuation was performed utilizing the services of outside valuation consultants using both an income approach utilizing our discounted debt-free cash flows and comparable valuation multiples. Upon completion of the impairment test, we concluded that the carrying value of our recorded goodwill was impaired. As a result, we recorded a goodwill impairment charge of $9.6 million to write-off the carrying value of our goodwill during the three month period ended October 31, 2009;

- On March 29, 2011, the Company's board of directors approved a plan that calls for the closing of five of the Company's underperforming retail locations and allowing the leases to expire on two other locations that do not perform at a level the Company expects for mature store locations. The stores that are being closed have average annual retail revenues over the last three years of $5.1 million as compared to an average of $10.4 million for our other non-clearance center locations, and typically have not contributed to the Company's pretax income. After the closures and lease expirations, the Company will have a total of 69 retail stores. The store closings will all be in Texas, with one being located in the San Antonio market, two in the Austin market and four in the Dallas market. Based on the decision to close five store locations, in conjunction with the Company's review of long-lived assets for potential impairment, the Company determined that it was appropriate to record an impairment charge of approximately $2.3 million related to the long-lived assets at the stores that are being closed.

- During the past year we explored multiple opportunities in the capital markets to allow us to refinance our borrowing facilities. As a result, we incurred expenses related to working with bankers, lawyers, accountants and other professional service providers to review and pursue the various alternatives presented. Given our decision to pursue the financing transactions that were completed in the fourth quarter, we wrote off the costs incurred related to financing alternatives considered, but not completed and the unamortized financing fees associated with the terminated securitization program;

- As we experienced an improvement in our credit portfolio performance (specifically, the trends in the delinquency rate, payment rate and percent of the portfolio reaged) since fiscal 2010, the Provision for bad debts decreased by $3.8 million for the year ended January 31, 2011, from $36.8 million in the prior year. While our total net charge-offs of customer and non-customer accounts receivable increased by $5.7 million compared to the prior fiscal year, due to the improvements mentioned above and the decline in the balance of our portfolio, our total allowance for bad debts declined approximately $1.6 million during the year ended January 31, 2011, after absorbing the higher net charge-offs incurred during the period;

- Net interest expense increased in fiscal 2011, by $6.1 million or 27.7% over prior year primarily due to increased amortization expense of $2.1 million and $1.6 million in fees paid to the lenders that provided the variable funding note under our terminated securitization facility. Interest expense was also impacted by the higher effective interest rate on our debt impacted by the higher interest rate on the term loan that was entered into in November, 2010.

- The provision for income taxes was negatively impacted by the effect of the taxes for the state of Texas, which are based on gross margin, instead of income before taxes.

Operational changes and outlook

We have implemented, continued to focus on, or modified operating initiatives that we believe will positively impact future results, including:

- Reviewing our existing store locations to ensure the customer demographics and retail sales opportunity are sufficient to achieve our store performance expectations, and selectively closing or relocating stores to achieve those goals:

- Augmenting our credit offerings through the use of third-party consumer credit providers to provide flexible financing options to meet the varying needs of our customers, while focusing the use of our credit program to offer credit to customers where third-party programs are not available; and

We currently plan to close five of our underperforming retail locations and allow the leases to expire on two other locations that do not perform at the level we expect for mature store locations. The stores that are being closed have average annual retail revenues over the last three years of $5.1 million as compared to an average of $10.4 million our other non-clearance center locations and typically have not contributed to our pretax income. After the closures and lease expirations, we will have a total of 69 retail stores. The store closings will all be in Texas, with one being located in the San Antonio market, two in the Austin market and four in the Dallas market.

While we benefited from our operations being concentrated in the Texas, Louisiana and Oklahoma region in the earlier months of 2009, recent weakness in the national and state economies, including instability in the financial markets, declining consumer confidence and the volatility of oil prices, have and will present significant challenges to our operations in the coming quarters. Specifically, future sales volumes, gross profit margins and credit portfolio performance could be negatively impacted, and thus impact our overall profitability. Additionally, declines in our future operating performance could impact compliance with our credit facility covenants. As a result, while we will strive to maintain our market share, improve credit portfolio performance and reduce expenses, we will also work to maintain our access to the liquidity necessary to maintain our operations through these challenging times.

Results of operations

The following table sets forth certain statement of operations information as a percentage of total revenues for the periods indicated.

	Year ending January 31,		
	2009	**2010**	**2011**
Revenues:			
Product sales	77.6 %	76.2 %	77.0 %
Service maintenance agreement commissions (net)	4.2	3.8	3.6
Service revenues	2.2	2.6	2.1
Total net sales	84.0	82.6	82.7
Finance charges and other	16.0	17.4	17.3
Total revenues	100.0	100.0	100.0
Cost and expenses:			
Cost of goods sold, including warehousing and occupancy costs	60.6	61.1	60.6
Cost of parts sold, including warehousing and occupancy costs	1.0	1.2	1.0
Selling, general and administrative expense	26.4	29.0	29.8
Goodwill impairment	0.0	1.1	0.0
Impairment of long-lived assets	0.0	0.0	0.3
Costs related to financing facilities terminated and transactions not completed	0.0	0.0	0.5
Provision for bad debts	2.9	4.2	4.2
Total costs and expenses	90.9	96.6	96.4
Operating income	9.1	3.4	3.6
Interest expense	2.6	2.5	3.6
Other (income) expense	0.0	0.0	0.0
Income before income taxes	6.5	0.9	(0.0)
Provision for income taxes	2.4	0.5	0.1
Net income (loss)	4.1 %	0.4 %	(0.1)%

Analysis of consolidated statements of operations

The presentation of our gross margins may not be comparable to other retailers since we include the cost of our in-home delivery service as part of selling, general and administrative expense. Similarly, we include the cost of merchandising our products, including amounts related to purchasing the product in selling, general and administrative expense. It is our understanding that other retailers may include such costs as part of cost of goods sold.

The following table presents certain operations information, on a consolidated and segment basis, in dollars and percentage changes from year to year:

Total Consolidated:

(Dollars in thousands)	Year Ended January 31,			2010 vs. 2009 Incr/(Decr)		2011 vs. 2010 Incr/(Decr)	
	2009	2010	2011	Amount	Pct	Amount	Pct
Revenues							
Product sales	$743,729	$666,381	$608,443	($77,348)	(10.4)%	($57,938)	(8.7)%
Repair service agreement commissions (net)	40,199	33,272	28,788	(6,927)	(17.2)	(4,484)	(13.5)
Service revenues	21,121	22,115	16,487	994	4.7	(5,628)	(25.4)
Total net sales	805,049	721,768	653,718	(83,281)	(10.3)	(68,050)	(9.4)
Finance charges and other	153,479	152,211	136,806	(1,268)	(0.8)	(15,405)	(10.1)
Total revenues	958,528	873,979	790,524	(84,549)	(8.8)	(83,455)	(9.5)
Cost and expenses							
Cost of goods and parts sold	590,061	544,700	487,181	(45,361)	(7.7)	(57,519)	(10.6)
Gross Profit	368,467	329,279	303,343	(39,188)	(10.6)	(25,936)	(7.9)
Gross Margin	*38.4%*	*37.7%*	*38.4%*				
Selling, general and administrative expense	241,631	240,910	222,331	(721)	(0.3)	(18,579)	(7.7)
Depreciation	11,518	12,597	12,769	1,079	9.4	172	1.4
Goodwill impairment	-	9,617	-	9,617	N/A	(9,617)	N/A
Costs related to financing facilities terminated and transactions not completed	-	-	2,321	-	N/A	2,321	N/A
Financing cost write-off	-	-	4,283	-	N/A	4,283	N/A
Provision for bad debts	27,952	36,843	33,054	8,891	31.8	(3,789)	(10.3)
Operating income	87,366	29,312	28,585	(58,054)	(66.4)	(727)	(2.5)
Operating Margin	*9.1%*	*3.4%*	*3.6%*				
Interest expense	24,620	21,986	28,081	(2,634)	N/A	6,095	27.7
Other (income) expense	117	(123)	339	(240)	(205.1)	462	(375.6)
Income before income taxes	$ 62,629	$ 7,449	$ 165	$ (55,180)	(88.1)	$ (7,284)	(97.8)

Retail Segment

(Dollars in thousands)	Year Ended January 31,			2010 vs. 2009 Incr/(Decr)		2011 vs. 2010 Incr/(Decr)	
	2009	2010	2011	Amount	Pct	Amount	Pct
Revenues							
Product sales	$743,729	$666,381	$608,443	$ (77,348)	(10.4)%	$ (57,938)	(8.7)%
Repair service agreement commissions (net) (a)	50,778	44,119	42,305	(6,659)	(13.1)	(1,814)	(4.1)
Service revenues	21,121	22,115	16,487	994	4.7	(5,628)	(25.4)
Total net sales	815,628	732,615	667,235	(83,013)	(10.2)	(65,380)	(8.9)
Finance charges and other	2,161	532	857	(1,629)	(75.4)	325	61.1
Total revenues	817,789	733,147	668,092	(84,642)	(10.4)	(65,055)	(8.9)
Costs and Expenses							
Cost of goods and parts sold	590,061	544,700	487,181	(45,361)	(7.7)	(57,519)	(10.6)
Gross Profit	227,728	188,447	180,911	(39,281)	(17.2)	(7,536)	(4.0)
Gross Margin	27.8%	25.7%	27.1%				
Selling, general and administrative expense (b)	181,680	179,861	158,747	(1,819)	(1.0)	(21,114)	(11.7)
Depreciation	11,218	12,288	12,316	1,070	9.5	28	0.2
Goodwill impairment	-	9,617	-	9,617	N/A	(9,617)	N/A
Impairment of long-lived assets	-	-	2,321	-	N/A	2,321	N/A
Provision for bad debts	160	97	500	(63)	(39.4)	403	415.5
Operating income (loss)	34,670	(13,416)	7,027	(48,086)	(138.7)	20,443	(152.4)
Operating Margin	*4.2%*	*-1.8%*	*1.1%*				
Other (income) expense	117	(123)	339	(240)	(205.1)	462	(375.6)
Segment income (loss) before income taxes	$ 34,553	$ (13,293)	$ 6,688	$ (47,846)	(138.5)	$ 19,981	(150.3)

Credit Segment

(Dollars in thousands)	Year Ended January 31,			2010 vs. 2009 Incr/(Decr)		2011 vs. 2010 Incr/(Decr)	
	2009	2010	2011	Amount	Pct	Amount	Pct
Repair service agreement commissions (net) (a)	$ (10,579)	$ (10,847)	$(13,517)	$ (268)	2.5 %	$ (2,670)	24.6 %
Total net sales	(10,579)	(10,847)	(13,517)	(268)	2.5	(2,670)	24.6
Finance charges and other	151,318	151,679	135,949	361	0.2	(15,730)	(10.4)
Total revenues	140,739	140,832	122,432	93	0.1	(18,400)	(13.1)
Selling, general and administrative expense	59,951	61,049	63,584	1,098	1.8	2,535	4.2
Depreciation	300	309	453	9	3.0	144	46.6
Costs related to financing facilities terminated and transactions not completed	-	-	4,283	-	N/A	4,283	N/A
Provision for bad debts	27,792	36,746	32,554	8,954	32.2	(4,192)	(11.4)
Operating income	52,696	42,728	21,558	(9,968)	(18.9)	(21,170)	(49.5)
Operating Margin	*37.4%*	*30.3%*	*17.6%*				
Interest expense	24,620	21,986	28,081	(2,634)	(10.7)	6,095	27.7
Segment income (loss) before income taxes	$ 28,076	$ 20,742	$ (6,523)	$(7,334)	(26.1)	$(27,265)	(131.4)

(a) Retail repair service agreement commissions exclude repair service agreement cancellations that are the result of consumer credit account charge-offs. These amounts are reflected in repair service agreement commissions for the credit segment.

(b) Selling, general and administrative expenses include the direct expenses of the retail and credit operations, allocated overhead expenses and a charge to the credit segment to reimburse the retail segment for expenses it incurs related to occupancy, personnel, advertising and other direct costs of the retail segment which benefit the credit operations by sourcing credit customers and collecting payments. The reimbursement received by the retail segment from the credit segment is estimated using an annual rate of 2.5% times the average portfolio balance for each applicable period. The amount of overhead allocated to each segment was approximately $7.8 million, $7.4 million and $9.4 million for the fiscal years ended January 31, 2011, 2010 and 2009, respectively. The amount of reimbursement made to the retail segment by the credit segment was approximately $17.5 million, $18.6 million and $17.4 million for the fiscal years ended January 31, 2011, 2010 and 2009, respectively.

Year ended January 31, 2011 compared to the year ended January 31, 2010.

Refer to the above Analysis of consolidated statements of operations while reading the operations review on a year-by-year basis.

(Dollars in Millions)	Year ending January 31,		Change	
	2010	2011	$	%
Net sales	$ 721.8	$ 653.7	(68.1)	(9.4)
Finance charges and other	152.2	136.8	(15.4)	(10.1)
Revenues	$ 874.0	$ 790.5	(83.5)	(9.6)

The $68.1 million decrease in net sales was made up of the following:

- a $67.3 million decrease resulted from a same store sales decrease of 9.6%,
- a $5.6 million increase generated by four retail locations that were not open for twelve consecutive months in each period. Two new locations were opened subsequent to February 1, 2009 and two of our clearance centers were closed subsequent to February 1, 2009;
- a $0.8 million decrease resulted from a decrease in discounts on promotional credit sales, and
- a $5.6 million decrease resulted from an decrease in service revenues.

The components of the $68.1 million decrease in net sales were a $57.9 million decrease in product sales and a $10.2 million net decrease in repair service agreement commissions and service revenues. The $57.9 million decrease in product sales resulted from the following:

- approximately $109.5 million decrease attributable to an overall decrease in the average unit price. The decrease was due primarily to declines in the average unit price in consumer electronics, furniture, bedding and track. Track saw the largest decline with a 22.0% drop in the average unit price, and

- approximately $51.6 million increase attributable to an overall increases in unit sales, due primarily to increases in furniture and track sales, partially offset by reduced sales of appliances and deliveries

The $10.2 million decrease in repair service agreement commissions and service revenues resulted primarily from the following:

- a $1.9 million decrease in the repair service agreement commissions of the retail segment due primarily to the decline in product sales,

- a $2.7 million decrease in the repair service agreement commissions of the credit segment due to the higher level of credit charge-offs experienced, and

- a $5.6 million decrease in the service revenues of the retail segment due primarily to the increased use of third-party servicers to provide timely product repairs to our customers.

The following table presents the makeup of net sales by product category in each period, including repair service agreement commissions and service revenues, expressed both in dollar amounts and as a percent of total net sales. Classification of sales has been adjusted from previous filings to ensure comparability between the categories.

	Year Ended January 31,					
	2010		2011		Percent	
(Dollars in millions)	Amount	Percent	Amount	Percent	Increase	
Category						
Consumer electronics	$ 262.3	36.3 %	$ 222.7	34.1 %	(15.1)%	(1)
Home appliances	208.2	28.8	183.3	28.0	(12.0)	(2)
Track	97.3	13.5	95.8	14.7	(1.5)	(3)
Furniture and mattresses	68.1	9.5	75.9	11.6	11.5	(4)
Other	30.5	4.2	30.7	4.7	0.7	(5)
Total product sales	666.4	92.3	608.4	93.1	(8.7)	
Repair service agreement commissions (net)	33.3	4.6	28.8	4.4	(13.5)	(6)
Service revenues	22.1	3.1	16.5	2.5	(25.3)	(7)
Total net sales	$ 721.8	100.0 %	$ 653.7	100.0 %	(9.4)%	

(1) This decrease is due to a 13.6% decline in average selling prices on flat-panel televisions and a 1.6% decrease in total units sold.
(2) The home appliance category declined due to lower unit sales across the category as the appliance market in general showed continued weakness.
(3) The decrease in track sales (consisting largely of computers, computer peripherals, video game equipment, portable electronics and small appliances) is driven primarily by reduced sales of video game equipment, GPS device, camera, camcorder and audio equipment sales. Sales from netbooks and desktop and laptop computers were down slightly as lower average selling prices offset a 4.1% increase in unit sales of these products.
(4) The growth in furniture and mattress sales was driven by the addition of in-store specialists focused on this category, improved store displays and expanded product selection.
(5) Other category includes lawn and garden, delivery and other miscellaneous items. Lawn and garden sales increased while delivery revenues decreased on lower product sales volume.

(6) The decline in repair service agreement commissions was driven largely by the decline in product sales and increased cancellations of these agreements as a result of higher credit charge-offs.
(7) Service revenues decreased as we increased our use of third-party service providers to provide timely product repairs for our customers

(Dollars in Millions)	Year ending January 31, 2010	Year ending January 31, 2011	Change $	Change %
Interest income and fees	$ 135.2	$ 119.7	(15.5)	(11.5)
Insurance commissions	16.5	16.2	(0.3)	(1.9)
Other income	0.5	0.9	0.4	80.0
Finance charges and other	$ 152.2	$ 136.8	(15.4)	(11.3)

Note: Interest income and fees and insurance commissions are included in Finance charges and other for the credit segment, while Other income is included in Finance charges and other for the retail segment.

The decrease in Interest income and fees of the credit segment resulted primarily from a 6.0% decrease in the average balance of customer accounts receivable outstanding for fiscal year 2011 and a decline in the average interest income and fee yield from 18.2% for the fiscal year ended January 31, 2010 to 17.1% for the fiscal year ended January 31, 2011. The interest income and fee yield dropped as a result of the higher level of charge-offs experienced, resulting in an increase in the reversal of accrued interest and increased reserves for uncollectible interest.

(Dollars in Millions)	Year ending January 31, 2010	Year ending January 31, 2011
Interest income and fees (a)	$ 135.2	$ 119.7
Net charge-offs (b)	(28.9)	(34.6)
Borrowing costs (c)	(22.0)	(28.1)
Net portfolio yield	$ 84.3	$ 57.0
Average portfolio balance	$ 743.8	$ 699.3
Portfolio yield %	18.2%	17.1%
Net charge-off %	3.9%	5.0%

(a) Included in Finance charges and other.
(b) Included in Provision for bad debts.
(c) Included in Interest expense.

(Dollars in Millions)	Year ending January 31, 2010	Year ending January 31, 2011	Change $	Change %
Cost of goods sold	$ 534.3	$ 479.4	(54.9)	(10.3)
Product gross margin percentage	19.8%	21.2%		1.4%

Product gross margin increased as a percent of product sales from the 2010 to 2011 driven by our focus on improving pricing discipline on the sales floor while maintaining competitive pricing in the marketplace, partially offset by a $1.7 million inventory write-down related to a realignment of our track inventory product line.

(Dollars in Millions)	Year ending January 31, 2010	Year ending January 31, 2011	Change $	Change %
Cost of service parts sold	$ 10.4	$ 7.8	(2.6)	(25.2)
As a percent of service revenues	47.0%	47.2%		0.2%

This decrease was due primarily to a 34.6% decrease in parts revenues. Parts sales decreased slightly as a percentage of service revenues from 37.9% in the 2010 period to 37.8% in the 2011 period.

(Dollars in Millions)	Year ending January 31, 2010	2011	Change $	%
Selling, general and administrative expense - Retail	$ 192.1	$ 171.1	(21.0)	(10.9)
Selling, general and administrative expense - Credit	61.4	64.0	2.6	4.2
Selling, general and administrative expense - Total	$ 253.5	$ 235.1	(18.4)	(7.3)
As a percent of total revenues	29.0%	29.8%		0.8%

During the fiscal year ended January 31, 2011, Selling, general and administrative (SG&A) expense decreased $18.4 million, though it increased as a percent of revenues to 29.8% from 29.0% in the prior year period, primarily due to the deleveraging effect of the decline in total revenues. The litigation reserve accrual recorded in the prior year period accounted for $4.9 million of the change in SG&A expense. The remainder of the reduction in SG&A expense was driven primarily by lower compensation and related expense, reduced depreciation expense and reduced property and casualty insurance expense. These decreases were partially offset by increased expense from the increased use of contract delivery and installation services and increased advertising agency fees.

Significant SG&A expense increases and decreases related to specific business segments included the following:

Retail Segment

The following are the significant factors affecting the retail segment:

- Total compensation costs and related expenses decreased approximately $18.9 million from the prior year, primarily due to reduced sales volume and as we increased our use of third-parties to provide certain delivery and transportation services;
- Contract delivery and installation costs increased approximately $4.5 million from the prior year as we increased our use of third-parties to provide these services; and
- Vehicle expenses decreased by approximately $1.4 million as we reduced the age and size of our vehicle fleet.

Credit Segment

The following are the significant factors affecting the credit segment:

- Total compensation costs and related expenses increased approximately $2.9 million from the prior year as staffing was increased to address increased levels of delinquencies in the challenging economic environment;
- Bank and credit card fees increased approximately $0.4 million from the prior year as more customers made payments using credit cards; and
- Form printing and purchases and related postage decreased approximately $0.6 million as collection efforts did not utilize letter mailings to the same extent as the prior period.

(Dollars in Millions)	Year ending January 31, 2010	2011	Change $	%
Goodwill impairment	$ 9.6	-	(9.6)	100.0

During fiscal year 2010, we determined, as a result of the sustained decline in our market capitalization and the current challenging economic environment and its impact on our comparable store sales, credit portfolio performance and operating results, that an interim goodwill impairment test was necessary. We concluded from our analysis that our goodwill was impaired and recorded a $9.6 million charge to write-off the carrying amount of our goodwill. Since our goodwill was attributable to our acquisition of credit insurance operations and a portion of the credit portfolio, the impairment charge is reflected in our credit segment.

(Dollars in Millions)	Year ending January 31, 2010	2011	Change $	%
Impairment of long-lived assets	$ -	$ 2.3	2.3	100.0

During fiscal year 2011, based on our decision to close five store locations, in conjunction with our review of long-lived assets for potential impairment, we determined that it was appropriate to record an impairment charge related to the long-lived assets, primarily leasehold improvements, at the stores that we currently plan to close.

(Dollars in Millions)	Year ending January 31, 2010	2011	Change $	%
Costs related to financing facilities terminated and transactions not completed	$ -	$ 4.3	4.3	100.0

During the past year we explored multiple opportunities in the capital markets to allow us to refinance our borrowing facilities. As a result, we incurred expenses related to working with bankers, lawyers, accountants and other professional service providers to review and pursue the various alternatives presented. Given our decision to pursue the financing transactions that were completed in the fourth quarter, we wrote off the costs incurred related to financing alternatives considered, but not completed and the unamortized financing fees associated with the terminated securitization program;

(Dollars in Millions)	Year ending January 31, 2010	2011	Change $	%
Provision for bad debts	$ 36.8	$ 33.0	(3.8)	(10.3)
As a percent of total revenues	4.2%	4.2%		0.0%

The provision for bad debts is primarily related to the operations of our credit segment, with approximately $97,000 and $500,000 for the year ended January 31, 2010 and 2011, respectively, included in the results of operations for the retail segment.

As we experienced an improvement in our credit portfolio performance (specifically, the trends in the delinquency rate, payment rate and percent of the portfolio reaged) since fiscal 2010, the Provision for bad debts decreased by $3,8 million for the year ended January 31, 2011, from $36.8 million in the prior year. While our total net charge-offs of customer and non-customer accounts receivable increased by $5.7 million compared to the prior fiscal year, due to the improvements mentioned above and the decline in the balance of our portfolio, our total allowance for bad debts declined approximately $1.6 million during the year ended January 31, 2011, after absorbing the higher net charge-offs incurred during the period.

(Dollars in Millions)	Year ending January 31, 2010	2011	Change $	%
Interest expense net	$ 22.0	$ 28.1	6.1	27.7
As a percent of total revenues	2.5%	3.6%		1.1%

All of our interest expense, net, is included in the results of operations for the credit segment.

The increase in interest expense was due primarily to fees paid to the lenders providing the variable funding note under our former securitization facility and an increase deferred financing fee amortization expense. Interest expense was also impacted by the higher interest rate incurred on the term note that was entered into in November, 2010.

(Dollars in Millions)	Year ending January 31, 2010	2011	Change $	%
Provision for income taxes	$ 3.9	$ 1.2	(2.7)	(69.9)
As a percent of income before taxes	52.4%	711.5%		659.2%

The decline in provision for income taxes was primarily driven by the decline in income before income taxes. The effective tax rate was higher during the 2011 period because taxes for the State of Texas are based on gross margin and are not affected by changes in income before income taxes.

Year ended January 31, 2010 compared to the year ended January 31, 2009.

Refer to the above Analysis of consolidated statements of operations while reading the operations review on a year-by-year basis.

(Dollars in Millions)	Year ended January 31,		Change	
	2009	2010	$	%
Net sales	$ 805.1	$ 721.8	(83.3)	(10.3)
Finance charges and other	153.5	152.2	(1.3)	(0.8)
Revenues	$ 958.6	$ 874.0	(84.6)	(8.8)

The $83.3 million decrease in net sales was made up of the following:

- a $104.5 million decrease resulted from a same store sales decrease of 13.8%,
- a $20.2 million increase generated by nine retail locations that were not open for twelve consecutive months in each period,
- a $1.0 million increase resulted from an increase in service revenues.

The components of the $83.3 million decrease in net sales were a $77.4 million decrease in product sales and a $5.9 million net decrease in repair service agreement commissions and service revenues. The $77.4 million decrease in product sales resulted from the following:

- approximately $41.3 million decrease attributable to an overall decrease in the average unit price. The decrease was due primarily to declines in the average unit price in consumer electronics, furniture, bedding and track, partially offset by an increase in the average unit price for appliances. Consumer electronics, driven primarily by televisions, saw the largest decline with a 26.0% drop in the average unit price, and
- approximately $36.1 million was attributable to decreases in unit sales, due primarily to reduced sales in appliances and track unit sales, partially offset by increases in consumer electronics (especially flat-panel televisions), furniture and bedding sales.

The $5.9 million decrease in repair service agreement commissions and service revenues consisted of:

- a $6.6 million decrease in the repair service agreement commissions of the retail segment due primarily to the decline in product sales and due to reduced emphasis on this product as a result of our monitoring of the program offered to consumers and the training of our sales associates, in response to the Texas Attorney General's litigation;
- a $0.3 million decrease in the repair service agreement commissions of the credit segment due to the higher level of charge-offs experienced; and
- $1.0 million increase in the service revenues of the retail segment due primarily to increased parts sales.

The following table presents the makeup of net sales by product category in each period, including repair service agreement commissions and service revenues, expressed both in dollar amounts and as a percent of total net sales. Classification of sales has been adjusted from previous filings to ensure comparability between the categories.

(Dollars in Millions)	Year Ended January 31,					
	2009		2010			
Category	**Amount**	**Percent**	**Amount**	**Percent**	**Percent Increase**	
Consumer electronics	$ 305.1	37.9 %	$ 262.3	36.3 %	(14.0)%	(1)
Home appliances	221.5	27.5	208.2	28.8	(6.0)	(2)
Track	109.8	13.6	97.3	13.5	(11.4)	(3)
Furniture and mattresses	68.9	8.6	68.1	9.5	(1.2)	(4)
Other	38.5	4.8	30.5	4.2	(20.8)	(5)
Total product sales	743.8	92.4	666.4	92.3	(10.4)	
Repair service agreement commissions (net)	40.2	5.0	33.3	4.6	(17.2)	(6)
Service revenues	21.1	2.6	22.1	3.1	4.7	(7)
Total net sales	$ 805.1	100.0 %	$ 721.8	100.0 %	(10.3)%	

(1) This decrease is due to a 26.0% decline in average selling prices on flat-panel televisions, partially offset by an increase in total units sold (increased LCD and plasma unit sales were partially offset by a decline in projection television unit sales).

(2) The home appliance category declined as lower unit sales across the category were partially offset by higher average selling prices, as the appliance market in general showed continued weakness.

(3) The decrease in track sales (consisting largely of computers, computer peripherals, video game equipment, portable electronics and small appliances) is driven primarily by reduced video game equipment, computer monitor, printer, GPS device, camera, camcorder and audio equipment sales. Sales from netbooks and desktop and laptop computers were essentially flat as lower average selling prices offset a 24.4% increase in unit sales of these products.

(4) This decrease is due to the slower economic conditions in our markets in the last half of the fiscal year ended January 31, 2010.

(5) Other category includes lawn and garden, delivery and other miscellaneous items. This category declined primarily due to reduced generator sales as we benefited from an increase in sales of generators in the areas affected by the hurricanes in the prior fiscal year that impacted certain of our markets. Additionally, lower lawn and garden sales due to the drought conditions experienced in many of our markets impacted sales in this category. The decline was also impacted by a reduction in the total number of deliveries due largely to the overall decline in sales.

(6) The repair service agreement commissions decreased due to reduced emphasis on this product as a result of our monitoring of the program offered to consumers and the training of our sales associates, in response to the Texas Attorney General's litigation. We expect sales in this area to trend towards our historical performance levels over time due to the enhancements made as a result of the review.

(7) This increase was driven by an increase in the cost of parts used to repair higher-priced technology (flat-panel televisions, etc.).

(Dollars in Millions)	Year ending January 31, 2009	2010	Change $	%
Interest income and fees	$ 131.3	$ 135.2	3.9	3.0
Insurance commissions	20.0	16.5	(3.5)	(17.5)
Other income	2.2	0.5	(1.7)	(77.3)
Finance charges and other	$ 153.5	$ 152.2	(1.3)	(0.8)

Note: Interest income and fees and insurance commissions are included in Finance charges and other for the credit segment, while Other income is included in Finance charges and other for the retail segment.

The increase in Interest income and fees of the credit segment resulted primarily from a 6.8% increase in the average balance of customer accounts receivable outstanding for fiscal year 2010, partially offset by a decline in the average interest income and fee yield from 18.9% for the fiscal year ended January 31, 2009 to 18.2% for the fiscal year ended January 31, 2010. The interest income and fee yield dropped as a result of the higher level of charge-offs experienced during the fiscal 2010 period.

Insurance commissions of the credit segment have declined due to lower front-end commissions as a result of the decline in sales, lower retrospective commissions, which were negatively impacted by higher claims filings due to Hurricanes Gustav and Ike, and lower interest earnings on funds held by the insurance company for the payment of claims.

Other income of the retail segment declined primarily due to lower retrospective commissions on our repair service agreements which were negatively impacted by higher repair and exchange claims experience.

The following table provides key portfolio performance information for the year ended January 31, 2010 and 2009:

(Dollars in Millions)	Year ending January 31, 2009	2010
Interest income and fees (a)	$ 131.3	$ 135:2
Net charge-offs (b)	(22.4)	(28.9)
Borrowing costs (c)	(24.1)	(22.0)
Net portfolio yield	$ 84.8	$ 84.3
Average portfolio balance	$ 696.2	$ 743.8
Portfolio yield %	18.9%	18.2%
Net charge-off %	3.2%	3.9%

(a) Included in Finance charges and other.
(b) Included in Provision for bad debts.
(c) Included in Interest expense.

(Dollars in Millions)	Year ending January 31, 2009	2010	Change $	%
Cost of goods sold	$ 580.4	$ 534.3	(46.1)	(7.9)
Product gross margin percentage	22.0%	19.8%		2.2%

The product gross margin percentage decreased from the 2009 period to the 2010 period due to a highly competitive retail environment driven by increased competition for market share.

(Dollars in Millions)	Year ending January 31, 2009	2010	Change $	%
Cost of service parts sold	$ 9.6	$ 10.4	0.8	8.3
As a percent of service revenues	45.5%	47.0%		-1.5%

This increase was due primarily to a 15.9% increase in parts sales. Parts sales also increased as a percentage of service revenues from 35.5% in the 2009 period to 39.3% in the 2010 period.

(Dollars in Millions)	Year ending January 31, 2009	2010	Change $	%
Selling, general and administrative expense - Retail	$ 192.9	$ 192.1	(0.8)	(0.4)
Selling, general and administrative expense - Credit	60.2	61.4	1.2	2.0
Selling, general and administrative expense - Total	$ 253.1	$ 253.5	0.4	0.2
As a percent of total revenues	26.4%	29.0%		-2.6%

The increase in SG&A expense was largely attributable to a $4.9 million increase in our litigation reserves to reflect the amount that was required to settle the outstanding Texas Attorney General litigation, the addition of new stores since February 1, 2008, and related increases in employee and employee-related expenses, partially offset by $1.3 million of expenses, net of insurance proceeds, incurred related to the hurricanes in the prior year, and lower advertising, postage, utilities, telephone and fuel expenses in the fiscal year ended January 31, 2010. Additionally, as a result of the decreased product sales volume in the current year, sales compensation as a percentage of revenues increased as reduced commissions were more than offset by minimum wage payment requirements. SG&A expense increased as a percent of revenues due to the general de-leveraging effect of the decline in same store sales.

Significant SG&A expense increases and decreases related to specific business segments included the following:

Retail Segment

The following are the significant factors affecting the retail segment:

- There was an increase in litigation reserves of $4.9 million for the settlement of the Texas Attorney General litigation.
- Net advertising expense decreased by approximately $4.3 million from the 2009 period.
- Total compensation costs and related expenses decreased approximately $3.1 million from the 2009 period, primarily due to the reduced sales volume.
- Total occupancy expenses increased approximately $1.8 million, primarily as a result of the stores opened during fiscal 2009 and fiscal 2010.
- Bank and credit card fees increased by approximately $1.5 million from the 2009 period, primarily due to the use of the third-party finance providers for certain of our interest-free programs.
- The reimbursement received from the credit segment increased approximately $1.2 million due to the growth in the credit portfolio.

Credit Segment

The following are the significant factors affecting the credit segment:

- Total compensation costs and related expenses increased approximately $2.4 million from the 2009 period as staffing was increased to address increased levels of delinquencies in the challenging economic environment.
- The reimbursement of SG&A expenses to the retail segment increased approximately $1.2 million due to growth in the credit portfolio.

- Corporate overhead expenses allocated decreased approximately $2.2 million, primarily due to the reduction of expenses related to the hurricanes which occurred in the prior year and a reduced bonus payout.

(Dollars in Millions)	Year ending January 31, 2009	Year ending January 31, 2010	Change $	Change %
Goodwill impairment	$ -	$ 9.6	9.6	100.0

During the three months ended October 31, 2009, we determined, as a result of the sustained decline in our market capitalization and the current challenging economic environment and its impact on our comparable store sales, credit portfolio performance and operating results, that an interim goodwill impairment test was necessary. We concluded from our analysis that our goodwill was impaired and recorded a $9.6 million charge to write-off the carrying amount of our goodwill. Since our goodwill was attributable to our acquisition of credit insurance operations and a portion of

(Dollars in Millions)	Year ending January 31, 2009	Year ending January 31, 2010	Change $	Change %
Provision for bad debts	$ 28.0	$ 36.8	8.8	31.4
As a percent of total revenues	2.9%	4.2%		1.3%

The provision for bad debts is primarily related to our credit segment, with approximately $0.1 million and $0.2 million for the fiscal years ended January 31, 2010 and 2009, respectively, included in the results of operations for the retail segment.

The provision for bad debts on Other receivables and Customer receivables increased primarily as a result of the increase in actual and expected net credit charge-offs on customer receivables. Actual net charge-offs increased approximately $6.6 million, or 29.4%, in fiscal 2010, compared to fiscal 2009. As a result of credit portfolio performance and expectations about future net charge-offs, the bad debt and uncollectible interest reserves for receivables were increased, as a percent of the customer receivable balance, to 5.0% at January 31, 2010, from 3.6% at January 31, 2009.

(Dollars in Millions)	Year ending January 31, 2009	Year ending January 31, 2010	Change $	Change %
Interest expense net	$ 24.6	$ 22.0	(2.6)	(10.6)
As a percent of total revenues	2.6%	2.8%		0.2%

All of our interest expense, net, is included in the results of operations for the credit segment.

The decrease in net interest expense was driven by a decrease in outstanding debt balances during the year ended January 31, 2010, as compared to the prior fiscal year.

(Dollars in Millions)	Year ending January 31, 2009	Year ending January 31, 2010	Change $	Change %
Provision for income taxes	$ 23.3	$ 3.9	(19.4)	(83.3)
As a percent of income before taxes	37.2%	52.4%		15.2%

The effective tax rate was higher during the 2010 period because taxes for the State of Texas are based on gross margin and are not affected by changes in income before income taxes.

Impact of inflation and changing prices

We do not believe that inflation has had a material effect on our net sales or results of operations. However, price deflation, primarily in consumer electronics has impacted our net sales and results of operations. A significant increase in oil and gasoline prices could adversely affect our customers' shopping decisions and patterns. We rely heavily on our internal distribution system and our next day delivery policy to satisfy our customers' needs and desires, and any such significant increases could result in increased distribution charges. Such increases may not affect our competitors in the same manner as it affects us.

Seasonality and quarterly results of operations

Our business is somewhat seasonal, with a higher portion of sales and operating profit realized during the quarter that ends January 31, due primarily to the holiday selling season. In addition, historically our results of operations and portfolio performance for our first fiscal quarter are stronger than for our second fiscal quarter. Over the four quarters of fiscal 2011, gross margins were 40.7%, 37.5%, 40.0% and 35.7%. During the same period, operating margins were 7.8%, 4.5%, 0.0% and 1.8%. Our quarterly results may fluctuate materially depending on factors such as the following:

- timing of new product introductions, new store openings and store relocations;
- sales contributed by new stores;
- increases or decreases in comparable store sales;
- adverse weather conditions;
- shifts in the timing of certain holidays or promotions;
- one-time charges incurred, such as financing cost write offs incurred in the third quarter of fiscal 2011; and
- changes in our merchandise mix.

Results for any quarter are not necessarily indicative of the results that may be achieved for a full year.

The following tables set forth certain unaudited quarterly statement of operations information for the eight quarters ended January 31, 2011. The unaudited quarterly information has been prepared on a consistent basis, includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.

	Fiscal Year 2011 (A)			
	Quarter Ended			
(Dollars in thousands, except per share amounts)	Apr. 30	Jul. 31	Oct. 31	Jan. 31
Revenues				
Product sales	$149,015	$164,661	$125,816	$168,951
Repair service agreement commissions (net)	7,917	8,341	6,035	6,495
Service revenues	4,757	4,183	3,769	3,778
Total net sales	161,689	177,185	135,620	179,224
Finance charges and other	34,860	34,640	33,141	34,165
Total revenues	196,549	211,825	168,761	213,389
Percent of annual revenues	24.9%	26.8%	21.3%	27.0%
Cost and expenses				
Cost of goods sold, including warehousing and occupancy costs	114,157	130,217	99,546	135,482
Cost of service parts sold, including warehousing and occupancy costs	2,372	2,116	1,642	1,649
Selling, general and administrative expense	58,395	60,969	55,288	60,448
Impairment of long-lived assets	-	-	-	2,321
Costs related to financing facilities terminated and transactions not completed	-	-	2,896	1,387
Provision for bad debts	6,274	9,048	9,372	8,360
Total cost and expenses	181,198	202,350	168,744	209,647
Operating income	15,351	9,475	17	3,742
Operating profit as a % total revenues	7.8 %	4.5 %	0.0 %	1.8 %
Interest expense	5,783	6,730	7,722	7,846
Other (income) expense	171	11	(16)	173
Income (loss) before income taxes	9,397	2,734	(7,689)	(4,277)
Provision (benefit) for income taxes	3,604	1,128	(2,674)	(884)
Net income (loss)	$ 5,793	$ 1,606	$ (5,015)	$ (3,393)
Net income (loss) as a % of revenue	2.9 %	0.8 %	(3.0)%	(1.6)%
Outstanding shares:				
Basic	22,475	22,484	22,484	28,741
Diluted	22,477	22,488	22,484	28,741
Earnings (loss) per share:				
Basic	$ 0.26	$ 0.07	$ (0.22)	$ (0.12)
Diluted	$ 0.26	$ 0.07	$ (0.22)	$ (0.12)

(A) The Company has revised the first three quarters of its fiscal year 2011 consolidated financial statements to correct its accounting for interest income on installment contracts included in Customer receivables. See Note 2 to the Company's consolidated financial statements for further information.

(Dollars in thousands, except per share amounts)	Fiscal Year 2010 (B)			
	Quarter Ended			
	Apr. 30	Jul. 31	Oct. 31	Jan. 31
Revenues				
Product sales	$184,817	$175,116	$148,207	$158,241
Repair service agreement commissions (net)	9,790	8,858	7,319	7,305
Service revenues	5,544	6,052	5,600	4,919
Total net sales	200,151	190,026	161,126	170,465
Finance charges and other	39,439	39,903	36,064	36,805
Total revenues	239,590	229,929	197,190	207,270
Percent of annual revenues	27.4%	26.3%	22.6%	23.7%
Cost and expenses				
Cost of goods sold, including warehousing and occupancy costs	145,870	140,761	120,964	126,704
Cost of service parts sold, including warehousing and occupancy costs	2,587	2,797	2,672	2,345
Selling, general and administrative expense	62,388	64,358	65,050	61,711
Goodwill impairment	-	-	9,617	-
Provision for bad debts	5,644	8,026	12,651	10,522
Total cost and expenses	216,489	215,942	210,954	201,282
Operating income (loss)	23,101	13,987	(13,764)	5,988
Operating profit (loss) as a % total revenues	9.6%	6.1%	(7.0)%	2.9%
Interest expense	5,354	5,690	5,649	5,293
Other income	(8)	(13)	(34)	(68)
Income (loss) before income taxes	17,755	8,310	(19,379)	763
Provision (benefit) for income taxes	6,568	3,232	(4,973)	(922)
Net income (loss)	$ 11,187	$ 5,078	$ (14,406)	$ 1,685
Net income (loss) as a % of revenue	4.7%	2.2%	(7.3)%	0.8%
Outstanding shares:				
Basic	22,447	22,454	22,459	22,466
Diluted	22,689	22,660	22,459	22,467
Earnings (loss) per share:				
Basic	$ 0.50	$ 0.23	$ (0.64)	$ 0.08
Diluted	$ 0.49	$ 0.22	$ (0.64)	$ 0.07

(B) The Company has revised its 2010 consolidated financial statements to correct its accounting for interest income on installment contracts included in Customer receivables. See Note 2 to the Company's consolidated financial statements for further information..

Liquidity and Capital Resources

Current Activities

We require capital to finance our growth as we add new stores and markets to our operations, which in turn requires additional working capital for increased customer receivables and inventory. We have historically financed our operations through a combination of cash flow generated from earnings and external borrowings, including primarily bank debt, extended terms provided by our vendors for inventory purchases, acquisition of inventory under consignment arrangements and transfers of customer receivables to asset-backed securitization facilities.

Since we extend credit in connection with a large portion of our retail, repair service agreement and credit insurance sales, we enter into debt financing facilities to fund the customer receivables generated by the extension of credit. On November 30, 2010, we completed the following financing transactions:

- A $375 million asset-based loan facility that matures in November 2013;
- A $100 million second lien term loan that matures in November 2014; and
- A $25 million subscription rights offering that resulted in the issuance of approximately 9.3 million shares of common stock.

A portion of the net proceeds of the financing transactions was utilized to retire the balances outstanding under our asset-backed securitization program and terminate the asset-backed securitization borrowing facilities.

During fiscal 2011, we expanded our asset-based revolving credit facility, which provides funding based on a borrowing base calculation that includes customer accounts receivable and inventory, from $210 million to $375 million and extended the maturity date to November 2013. The credit facility bears interest at LIBOR plus a spread ranging from 375 basis points to 400 basis points, based on a leverage ratio (defined as total liabilities to tangible net worth). In addition to the leverage ratio, the revolving credit facility includes a fixed charge coverage requirement, a minimum customer receivables cash recovery percentage requirement, a net capital expenditures limit and a minimum availability requirement. With the expansion, certain of the covenants in the facility were changed and a minimum availability requirement was added. The leverage ratio covenant requirement was changed from a required maximum of 1.75 to 1.00 to a required maximum of 2.00 to 1.00. The fixed charge coverage ratio was changed from a minimum of 1.30 to 1.00 to 1.10 to 1.00. There is also now a minimum required availability of $25 million. Additionally, the agreement contains cross-default provisions, such that, any default under another of our credit facilities would result in a default under this agreement, and any default under this agreement would result in a default under those agreements. We expect, based on current facts and circumstances that we will be in compliance with the above covenants for the next 12 months. The weighted average interest rate on borrowings outstanding under the asset-based revolving credit facility at January 31, 2011, was 4.5%, including the interest expense associated with our interest rate swaps.

We entered into a $100 million second lien term loan, maturing in November 2014, which limits the combined borrowings under our asset-based revolving credit facility and the second lien term loan based on a borrowing base calculation that includes customer accounts receivable, inventory and real estate. The loan bears interest at the greater of LIBOR or 3.0%, plus a spread of 1150 basis points, which resulted in an interest rate of 14.5% at January 31, 2011. The agreement also contains certain prepayment penalties should we choose to prepay all or a portion of the term loan prior to its maturity date. If a prepayment is made prior to the first anniversary date, we would be required to pay a prepayment premium equal to the greater of interest owed for the remainder of the first year or 5% of the principal amount being paid. Prepayments made prior to the second, third and fourth anniversaries of the closing date of the loan would require prepayment premiums of 3%, 2% and 1% of the principal amount being paid, respectively, for prepayments occurring prior to each of those dates. The covenants under the term loan are consistent with the covenant requirement of the asset-based revolving credit facility. Additionally, the agreement contains cross-default provisions, such that, any default under another of our credit facilities would result in a default under this agreement, and any default under this agreement would result in a default under those agreements. We expect, based on current facts and circumstances that we will be in compliance with the above covenants for the next 12 months. The weighted average interest rate on borrowings outstanding under all our credit facilities at January 31, 2011, was 6.7%, including the interest expense associated with our interest rate swaps.

A summary of the significant financial covenants that govern our new credit facilities compared to our actual compliance status at January 31, 2011, is presented below:

	Actual	Required Minimum/ Maximum
Fixed charge coverage ratio must exceed required minimum	1.59 to 1.00	1.10 to 1.00
Total liabilities to tangible net worth ratio must be lower than required maximum	1.37 to 1.00	2.00 to 1.00
Cash recovery percentage must exceed stated amount	5.18%	4.74%
Capital expenditures, net must be lower than required maximum	$3.0 million	$22.0 million
Availability must be higher than the required minimum	$75.7 million	$25.0 million

Note: All terms in the above table are defined by the revolving credit facility and term loan and may or may not agree directly to the financial statement captions in this document. The covenants are calculated each month on a trailing twelve month basis, except for the Cash recovery percentage, which is calculated on a trailing three month basis.

As of January 31, 2011, we had immediately available borrowing capacity of $75.7 million under our asset-based revolving credit facility, net of standby letters of credit issued, available to us for general corporate purposes before considering the $25 million minimum availability requirement and extended vendor terms for purchases of inventory. In addition to the $75.7 million currently available under the revolving credit facility, an additional $18.1 million may become available if we grow the balance of eligible customer receivables and total eligible inventory balances. The principal payments received on customer receivables which averaged approximately $34.8 million per month during the fiscal year ended January 31, 2011, are available each month to fund new customer receivables generated. During fiscal 2012, we expect to continue to reduce the balance of the credit portfolio. We intend, at this time, to use the cash flow from collections of the receivables to reduce our outstanding debt balances, which will increase the unused capacity under our revolving facility available to fund future growth.

We will continue to finance our operations and future growth through a combination of cash flow generated from operations and external borrowings, including primarily bank debt, extended vendor terms for purchases of inventory and acquisition of inventory under consignment arrangements. Based on our current operating plans, we believe that cash generated from operations, available borrowings under our revolving credit facility and term loan, extended vendor terms for purchases of inventory and acquisition of inventory under consignment arrangements will be sufficient to fund our operations, store expansion and updating activities and capital programs for at least the next 12 months, subject to continued compliance with the covenants in our credit facilities. Additionally, if there is a default under any of the facilities that is not waived by the various lenders, it could result in the requirement to immediately begin repayment of all amounts owed under our credit facilities, as all of the facilities have cross-default provisions that would result in default under all of the facilities if there is a default under any one of the facilities. If the repayment of amounts owed under our credit facilities is accelerated for any reason, we may not have sufficient cash and liquid assets at such time to be able to immediately repay all the amounts owed under the facilities.

Both the revolving credit facility and the term loan are significant factors relative to our ongoing liquidity and our ability to meet the cash needs associated with the growth of our business. Our inability to use either of these programs because of a failure to comply with their covenants would adversely affect our business operations. Funding of current and future customer receivables under the borrowing facilities can be adversely affected if we exceed certain predetermined levels of re-aged customer receivables, write-offs, bankruptcies or other ineligible customer receivable amounts.

There are several factors that could decrease cash available, including:

- Reduced demand or margins for our products;
- More stringent vendor terms on our inventory purchases;
- Loss of ability to acquire inventory on consignment;
- Increases in product cost that we may not be able to pass on to our customers;
- Reductions in product pricing due to competitor promotional activities;
- Changes in inventory requirements based on longer delivery times of the manufacturers or other requirements which would negatively impact our delivery and distribution capabilities;
- Reduced availability under our asset-based revolving credit facility as a result of borrowing base requirements and the impact on the borrowing base calculation of changes in the performance or eligibility of the customer receivables financed by that facility;
- Reduced availability under our revolving credit facility or term loan as a result of non-compliance with the covenant requirements;
- Reduced availability under our revolving credit facility as a result of the inability of any of the financial institutions providing those facilities to fund their commitment;
- Reductions in the capacity or inability to expand the capacity available for financing our customer receivables portfolio under existing or replacement financing programs or a requirement that we retain a higher percentage of the credit portfolio under such programs;

- Increases in borrowing costs (interest and administrative fees relative to our customer receivables portfolio associated with the funding of our customer receivables);
- Increases in personnel costs or other costs for us to stay competitive in our markets; and
- Inability to renew or replace all or a portion of our current credit facilities at their maturity dates.

If necessary, in addition to available cash balances, cash flow from operations and borrowing capacity under our revolving facilities, additional cash to fund our growth and increases in customer receivables balances could be obtained by:

- Delaying capital expenditures for new store openings;
- Reducing the size of our customer credit portfolio;
- Taking advantage of longer payment terms and financing available for inventory purchases;
- Utilizing other sources for providing financing to our customers;
- Negotiating to expand the capacity available under existing credit facilities; and
- Accessing equity or debt markets.

We can provide no assurance that we will be able to obtain these sources of funding on favorable terms, if at all.

Capital expenditures.

We lease 72 of our 76 stores, and our plans for future store locations include primarily leases, but do not exclude store ownership. Our capital expenditures for future new store projects should primarily be for our tenant improvements to the property leased (including any new distribution centers and warehouses), the cost of which is approximately $1.4 million per store, and for our existing store remodels, in the range of $250,000 per store remodel, depending on store size. In the event we purchase existing properties, our capital expenditures will depend on the particular property and whether it is improved when purchased. We are continuously reviewing new relationship and funding sources and alternatives for new stores, which may include "sale-leaseback" or direct "purchase-lease" programs, as well as other funding sources for our purchase and construction of those projects. If we are successful in these relationship developments, our direct cash needs should include only our capital expenditures for tenant improvements to leased properties and our remodel programs for existing stores, but could include full ownership if it meets our cash investment strategy. As a result of the recent volatility in the capital markets, we modified our store opening plans and currently have no new store openings planned. We have historically grown our new store count by about 10% per year and in the future expect to return to this modest, controlled pace based on capital availability.

Cash flow

Operating activities.

During the year ended January 31, 2011, net operating cash flows decreased to $63.1 million provided by operating activities, from $64.2 million provided by operating activities in the twelve months ended January 31, 2010. Operating cash flows for the year ended January 31, 2011 were driven primarily by a decrease in accounts receivable as increased use of cash flow for inventory was largely offset by an increase in accounts payable.

Investing activities.

Net cash provided by investing activities increased $13.8 million, from the prior fiscal year due to reduced expenditures for property and equipment from fiscal year 2010 and the release of restricted cash balances upon the termination of the securitization program.

Financing activities.

Net cash used in financing activities increased by $14.2 million from $53.8 million used during the year ended January 31, 2010, to $68.0 million used during the year ended January 31, 2011, as we repaid amounts outstanding under our revolving credit facility with cash flow generated from the reduction in the balance of customer receivable portfolio and used proceeds from our rights offering and new financing facilities to retire the debt under our prior securitization program.

Contractual obligations

The following table presents a summary of our known contractual obligations as of January 31, 2011, with respect to the specified categories, classified by payments due per period.

		Payments due by period			
(Dollars in Thousands)	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Long term debt:					
Revolving credit facility (1)	$ 279,300	$ -	$ 279,300	$ -	$ -
Term loan note (2)	100,000	-	-	100,000	
Other Notes	257	167	90		
Operating leases:					
Real estate	138,994	21,667	41,900	35,212	40,215
Equipment	2,985	1,240	1,125	322	298
Purchase obligations (3)	3,226	2,266	747	213	-
Total contractual cash obligations	$ 524,762	$ 25,340	$ 323,162	$ 135,747	$ 40,513

(1) If the outstanding balance as of January 31, 2011 and the interest rate in effect at that time were to remain the same over the remaining life of the facility, interest payments on the facility would be approximately $12.1 million for each of the fiscal years ended January 31, 2012 and 2013 and $10.1 million for the fiscal year ended January 31, 2014, respectively.

(2) If the outstanding balance as of January 31, 2011 and the interest rate in effect at that time were to remain the same over the remaining life of the term loan note, interest payments on the facility would be approximately $14.5 million for each of the fiscal years ended January 31, 2012, 2013 and 2014 and $12.1 million for the year ended January 31, 2015, respectively.

(3) Includes contracts for long-term communication services. Does not include outstanding purchase orders for merchandise, services or supplies which are ordered in the normal course of operations and which generally are received and recorded within 30 days.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest rates under our expanded asset-based revolving credit facility are variable and bear interest at LIBOR plus a spread ranging from 375 basis points to 400 basis points, based on a leverage ratio (defined as total liabilities to tangible net worth). Our $100 million second-lien term loan bears interest at the greater of LIBOR or 3.0%, plus a spread of 1150 basis points. Accordingly, changes in LIBOR will affect the interest rate on, and therefore our costs under, these credit facilities.

Since January 31, 2010, the balance outstanding under our asset-based revolving credit facility has increased from $105.5 million to $279.3 million at January 31, 2011. The notional balance of interest swaps used to fix the rate on a portion of asset-based revolving credit facility balance is $25 million at January 31, 2011. A 100 basis point increase in interest rates on the asset-based revolving credit facility would increase our borrowing costs by $2.5 million over a 12-month period, based on the balance outstanding at January 31, 2011, after considering the impact of the interest rate swaps, not considering the maturity for the current interest rate swaps which mature in April and July of 2011. Because LIBOR is more than 100 basis points below the minimum 3.0% rate under the term loan, a 100 basis point change in LIBOR would not impact the current anticipated interest expense under that loan.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or Rule 15(d)-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management (with the participation of our principal executive officer and our principal financial officer) assessed the effectiveness of our internal control over financial reporting as of January 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment and those criteria, management believes that, as of January 31, 2011, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of January 31, 2011, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Conn's, Inc.
Beaumont, Texas
April 1, 2011

/s/ Michael J. Poppe

Michael J. Poppe
Chief Financial Officer

/s/ Theodore M. Wright

Theodore M. Wright
Interim Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Conn's, Inc.

We have audited Conn's, Inc.'s internal control over financial reporting as of January 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Conn's, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Conn's, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Conn's, Inc. as of January 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2011 of Conn's, Inc. and our report dated April 1, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
April 1, 2011

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Conn's, Inc.

We have audited the accompanying consolidated balance sheets of Conn's, Inc. as of January 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Conn's, Inc. at January 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Conn's, Inc.'s internal control over financial reporting as of January 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
April 1, 2011

Conn's, Inc.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

Assets	January 31, 2010	January 31, 2011
Current Assets		
Cash and cash equivalents (includes balances of VIE of $104 at January 31, 2010)	$ 12,247	$ 10,977
Customer accounts receivable, net of allowance of $19,204 and $18,554, respectively (includes balances of VIE of $279,948 at January 31, 2010)	368,304	342,964
Other accounts receivable, net of allowance of $50 and $60, respectively	23,254	30,476
Inventories	63,499	82,354
Deferred income taxes	18,341	16,681
Federal income taxes recoverable	8,148	3,942
Prepaid expenses and other assets	8,050	6,476
Total current assets	501,843	493,870
Long-term portion of customer accounts receivable, net of allowance of $16,598 and $15,696, respectively (includes balances of VIE of $241,971 at January 31, 2010)	318,341	290,142
Property and equipment		
Land	7,682	7,264
Buildings	10,480	10,379
Equipment and fixtures	23,797	25,394
Transportation equipment	1,795	1,558
Leasehold improvements	91,299	85,415
Subtotal	135,053	130,010
Less accumulated depreciation	(75,350)	(83,120)
Total property and equipment, net	59,703	46,890
Non-current deferred income tax asset	5,485	8,009
Other assets, net (includes balances of VIE of $7,106 at January 31, 2010)	10,198	10,118
Total assets	$ 895,570	$ 849,029
Liabilities and Stockholders' Equity		
Current Liabilities		
Current portion of long-term debt (includes balances of VIE of $63,900 at January 31, 2010)	$ 64,055	$ 167
Accounts payable	39,944	57,740
Accrued compensation and related expenses	5,697	5,477
Accrued expenses	31,685	25,810
Income taxes payable	2,640	2,103
Deferred revenues and allowances	23,413	20,870
Total current liabilities	167,434	112,167
Long-term debt	388,249	373,569
Other long-term liabilities	5,195	4,403
Fair value of interest rate swaps	337	-
Deferred gain on sale of property	905	845
Stockholders' equity		
Preferred stock ($0.01 par value, 1,000,000 shares authorized; none issued or outstanding)	-	-
Common stock ($0.01 par value, 40,000,000 shares authorized; 24,194,555 and 33,488,565 shares issued at January 31, 2010 and 2011, respectively)	242	335
Accumulated other comprehensive loss	(218)	(71)
Additional paid in capital	106,226	131,590
Retained earnings	264,271	263,262
Treasury stock at cost (1,723,205 shares at January 31, 2010, and 2011)	(37,071)	(37,071)
Total stockholders' equity	333,450	358,045
Total liabilities and stockholders' equity	$ 895,570	$ 849,029

See notes to consolidated financial statements.

Conn's, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except earnings per share)

	Year Ended January 31,		
	2009	2010	2011
Revenues			
Product sales	$ 743,729	$ 666,381	$ 608,443
Repair service agreement commissions (net)	40,199	33,272	28,788
Service revenues	21,121	22,115	16,487
Total net sales	805,049	721,768	653,718
Finance charges and other	153,479	152,211	136,806
Total revenues	958,528	873,979	790,524
Cost and expenses			
Cost of goods sold, including warehousing and occupancy costs	580,423	534,299	479,402
Cost of service parts sold, including warehousing and occupancy cost	9,638	10,401	7,779
Selling, general and administrative expense	253,149	253,507	235,100
Goodwill impairment	-	9,617	-
Impairment of long-lived assets	-	-	2,321
Costs related to financing facilities terminated and transactions not completed	-	-	4,283
Provision for bad debts	27,952	36,843	33,054
Total cost and expenses	871,162	844,667	761,939
Operating income	87,366	29,312	28,585
Interest expense, net	24,620	21,986	28,081
Other (income) expense, net	117	(123)	339
Income before income taxes	62,629	7,449	165
Provision for income taxes	23,267	3,905	1,174
Net income (loss)	$ 39,362	$ 3,544	$ (1,009)
Earnings (loss) per share			
Basic	$1.76	$0.16	($0.04)
Diluted	$1.74	$0.16	($0.04)
Average common shares outstanding			
Basic	22,413	22,456	24,061
Diluted	22,577	22,610	24,061

See notes to consolidated financial statements.

Conn's, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock		Accum. Other Compre-hensive Income (Loss)	Paid in Capital	Retained Earnings	Treasury Stock		Total
	Shares	Amount				Shares	Amount	
Balance January 31, 2008	24,098	$ 241	$ -	$ 99,514	$ 221,365	(1,723)	$ (37,071)	$ 284,049
Exercise of options, including tax benefit	47	1		614				615
Issuance of common stock under Employee Stock Purchase Plan	22			237				237
Stock-based compensation				3,188				3,188
Net income					39,362			39,362
Balance January 31, 2009	24,167	242	-	103,553	260,727	(1,723)	(37,071)	327,451
Issuance of common stock under Employee Stock Purchase Plan	27			228				228
Stock-based compensation				2,445				2,445
Net income					3,544			3,544
Other comprehensive income (loss):								
Adjustment of fair value of interest rate swaps, net of tax benefit of $118			(218)					(218)
Other comprehensive loss			(218)					(218)
Total comprehensive income								3,326
Balance January 31, 2010	24,194	$ 242	$ (218)	$ 106,226	$ 264,271	(1,723)	$ (37,071)	$ 333,450
Issuance of common stock	9,259	93		23,019				23,112
Issuance of common stock under Employee Stock Purchase Plan	35			166				166
Stock-based compensation				2,179				2,179
Net loss					(1,009)			(1,009)
Other comprehensive income (loss):								
Adjustment of fair value of interest rate swaps, net of tax of $80			147					147
Other comprehensive income			147					147
Total comprehensive loss								(862)
Balance January 31, 2011	33,488	$ 335	$ (71)	$ 131,590	$ 263,262	(1,723)	$ (37,071)	$ 358,045

See notes to consolidated financial statements.

Conn's, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended January 31,		
	2009	**2010**	**2011**
Cash flows from operating activities			
Net income (loss)	$ 39,362	$ 3,544	$ (1,009)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	12,672	13,516	12,769
Amortization / (Accretion), net	(131)	496	4,680
Provision for bad debts	27,952	36,843	33,054
Stock-based compensation	3,188	2,445	2,179
Goodwill impairment	-	9,617	-
Impairment of long-lived assets	-	-	2,321
Costs related to financing facilities terminated and transactions not completed	-	-	4,283
Provision for deferred income taxes	(4,408)	(3,705)	(597)
Loss (gain) from sale of property and equipment	117	(123)	167
Discounts and accretion on promotional credit	(1,115)	(639)	(2,180)
Change in operating assets and liabilities:			
Customer accounts receivable	(119,320)	(11,139)	22,665
Other accounts receivable	(4,783)	9,251	(7,201)
Inventory	(14,476)	32,472	(18,855)
Prepaid expenses and other assets	(1,481)	(2,087)	1,543
Accounts payable	29,631	(17,866)	17,796
Accrued expenses	3,540	1,066	(7,774)
Income taxes payable	2,686	(10,568)	3,353
Deferred revenues and allowances	6,098	1,116	(4,136)
Net cash provided by (used) in operating activities	(20,468)	64,239	63,058
Cash flows from investing activities			
Purchase of property and equipment	(17,597)	(10,255)	(3,028)
Proceeds from sales of property	224	152	709
Changes in restricted cash balances	4,029	-	6,000
Net cash provided by (used) in investing activities	(13,344)	(10,103)	3,681
Cash flows from financing activities			
Net proceeds from stock issued under employee benefit plans, including tax benefit	802	228	166
Excess tax benefits from stock-based compensation	50	-	-
Proceeds from issuance of common stock	-	-	23,379
Borrowings under lines of credit	300,800	270,838	658,629
Payments on lines of credit	(263,400)	(324,340)	(737,048)
Payments of debt issuance costs	(3,453)	(440)	(12,986)
Payment of promissory notes	(102)	(84)	(149)
Net cash provided by (used) in financing activities	34,697	(53,798)	(68,009)
Net change in cash	885	338	(1,270)
Cash and cash equivalents			
Beginning of the year	11,024	11,909	12,247
End of the year	$ 11,909	$ 12,247	$ 10,977
Supplemental disclosure of cash flow information			
Cash interest paid	$ 23,753	$ 20,449	$ 22,428
Cash income taxes paid (recovered), net of refunds	24,950	18,163	(1,570)
Supplemental disclosure of non-cash activity			
Deferred financing costs recovered through proceeds from issuance of common stock	-	-	267
Purchases of property and equipment with debt financing	-	473	-
Sales of property and equipment financed by notes receivable	1,400	-	-

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Conn's, Inc. and all of its wholly-owned subsidiaries (the Company). Conn's, Inc. is a holding company with no independent assets or operations other than its investments in its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation

Business Activities. The Company, through its retail stores, provides products and services to its customer base in seven primary market areas, including southern Louisiana, southeast Texas, Houston, South Texas, San Antonio/Austin, Dallas/Fort Worth and Oklahoma. Products and services offered through retail sales outlets include home appliances, consumer electronics, home office equipment, lawn and garden products, mattresses, furniture, repair service agreements, installment and revolving credit account programs, and various credit insurance products. These activities are supported through an extensive service, warehouse and distribution system. For the reasons discussed below, the Company has aggregated its results into two operating segments: credit and retail. The Company's retail stores bear the "Conn's" name, and deliver the same products and services to a common customer group. The Company's customers generally are individuals rather than commercial accounts. All of the retail stores follow the same procedures and methods in managing their operations. The Company's management evaluates performance and allocates resources based on the operating results of its retail and credit segments. With the adoption of the new accounting principles discussed below, which required the consolidation of the Company's variable interest entity engaged in receivables securitizations, management began separately evaluating the performance of its retail and credit operations. As a result, the Company believes it is appropriate to disclose separate financial information of its retail and credit segments. The separate financial information is disclosed in Note 15 — "Segment Reporting".

Involvement with Variable Interest Entities (VIE). The Company previously entered into securitization transactions to transfer eligible retail installment and revolving customer receivables and retain servicing responsibilities and subordinated interests. Additionally, the Company transferred the eligible customer receivables to a bankruptcy-remote variable interest entity (VIE). In June 2009, the FASB issued revised authoritative guidance to improve the relevance and comparability of the information that a reporting entity provides in its financial statements about:

- A transfer of financial assets;
- The effects of a transfer on its financial position, financial performance, and cash flows; and
- A transferor's continuing involvement, if any, in transferred financial assets; and,
- Improvements in financial reporting by companies involved with variable interest entities to provide more relevant and reliable information to users of financial statements by requiring an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics:
  a) The power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and
  b) The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

After the effective date, the concept of a qualifying special-purpose entity was no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) were evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. If the evaluation on the effective date resulted in consolidation, the reporting entity applied the transition guidance provided in the pronouncement that requires consolidation. The new FASB-issued authoritative guidance was effective for the Company beginning February 1, 2010.

The Company determined that it qualified as the primary beneficiary of its VIE based on the following considerations:

- The Company directed the activities that generated the customer receivables that were transferred to the VIE;

- The Company directed the servicing activities related to the collection of the customer receivables transferred to the VIE;
- The Company absorbed all losses incurred by the VIE to the extent of its residual interest in the customer receivables held by the VIE before any other investors incur losses; and
- The Company had the rights to receive all benefits generated by the VIE after paying the contractual amounts due to the other investors.

As a result, the Company's adoption of the provisions of the new guidance, effective February 1, 2010, resulted in the Company's VIE, which was engaged in customer receivable financing and securitization, being consolidated in the Company's balance sheet and the Company's statements of operations, stockholders' equity and cash flows. Previously, the operations of the VIE were reported off-balance sheet. The Company elected to apply the provisions of this new guidance by retrospectively restating prior period financial statements to give effect to the consolidation of the VIE, presenting the balances at their carrying value as if they had always been carried on its balance sheet. The Company's securitization program was paid off on November 30, 2010, and the Company's VIE was dissolved.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Vendor Programs. The Company receives funds from vendors for price protection, product rebates (earned upon purchase or sale of product), marketing, training and promotional programs which are recorded on the accrual basis, as a reduction of the related product cost or advertising expense, according to the nature of the program. The Company accrues rebates based on the satisfaction of terms of the program and sales of qualifying products even though funds may not be received until the end of a quarter or year. If the programs are related to product purchases, the allowances, credits, or payments are recorded as a reduction of product cost; if the programs are related to product sales, the allowances, credits or payments are recorded as a reduction of cost of goods sold; if the programs are directly related to marketing or promotion of the product, the allowances, credits, or payments are recorded as a reduction of advertising expense in the period in which the expense is incurred. Vendor rebates earned and recorded as a reduction of product cost and cost of goods sold totaled $39.8 million, $46.2 million and $59.0 million for the years ended January 31, 2009, 2010 and 2011, respectively. The increase in the current year is due to increased use of instant rebates by vendors to drive sales. Over the past three years the Company has received funds from approximately 50 vendors, with the terms of the programs ranging between one month and one year.

Earnings (loss) per Share. The Company calculates basic earnings (loss) per share by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share include the dilutive effects of any stock options granted, which is calculated using the treasury-stock method. Due to the net loss incurred during the 12 months ended January 31, 2011, no stock options were included in the computation of diluted loss per share. The following table sets forth the shares outstanding for the earnings per share calculations (shares in thousands):

	Year Ended January 31,		
Shares in thousands	**2009**	**2010**	**2011**
Common stock outstanding, beginning of period	22,375	22,444	22,471
Weighted average common stock issued in stock option exercises	29	-	-
Weighted average common stock issued to employee stock purchase plan	9	12	17
Weighted average common stock issued in rights offering	-	-	1,573
Shares used in computing basic earnings per share	22,413	22,456	24,061
Dilutive effect of stock options, net of assumed repurchase of treasury stock	164	154	-
Shares used in computing diluted earnings per share	22,577	22,610	24,061

During the periods presented, options with an exercise price in excess of the average market price of the Company's common stock are excluded from the calculation of the dilutive effect of stock options for diluted earnings per share calculations. The weighted average number of options not included in the calculation of the dilutive effect of stock options was 1.2 million, 1.5 million, and 2.6 million for each of the years ended January 31, 2009, 2010, and 2011 respectively.

Cash and Cash Equivalents. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Credit card deposits in-transit of $4.7 million and $4.5 million, as of January 31, 2010 and 2011, respectively, are included in cash and cash equivalents.

Inventories. Inventories consist of finished goods or parts and are valued at the lower of cost (moving weighted average method) or market. During the three months ended January 31, 2011, the Company recorded a $1.7 million inventory write-down related to a realignment of the Company's track inventory product line.

Property and Equipment. Property and equipment are recorded at cost. Costs associated with major additions and betterments that increase the value or extend the lives of assets are capitalized and depreciated. Normal repairs and maintenance that do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred. Depreciation, which includes amortization of capitalized leases, is computed on the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements, over the shorter of the estimated useful lives or the remaining terms of the respective leases. The estimated lives used to compute depreciation expense are summarized as follows:

Buildings	30 years
Equipment and fixtures	3-5 years
Transportation equipment	3 years
Leasehold improvements	5-15 years

Property and equipment are evaluated for impairment at the retail store level. The Company performs a periodic assessment of assets for impairment. Additionally, an impairment evaluation is performed whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The most likely condition that would necessitate an assessment would be an adverse change in historical and estimated future results of a retail store's performance. For property and equipment to be held and used, the Company recognizes an impairment loss if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Fair value is determined by discounting the anticipated cash flows over the remaining term of the lease utilizing certain unobservable inputs (Level 3). No impairment was recorded in the years ended January 31, 2009 and 2010, and an impairment charge of $2.3 million was recorded for the year ended January 31, 2011.

All gains and losses on sale of assets are included in Other (income) expense in the consolidated statements of operations.

	Year Ended January 31,		
Dollars in thousands	**2009**	**2010**	**2011**
Gain (loss) on sale of assets	$ (117)	$ 123	$ (167)

Customer Accounts Receivable Customer accounts receivable are originated at the time of sale and delivery of the various products and services. The Company records the amount of principal and accrued interest on Customer receivables that is expected to be collected within the next twelve months, based on contractual terms, in current assets on its consolidated balance sheet. Those amounts expected to be collected after twelve months, based on contractual terms, are included in long-term assets. Typically, customer receivables are considered delinquent if a payment has not been received on the scheduled due date. Additionally, the Company offers reage programs to customers with past due balances that have experienced a financial hardship; if they meet the conditions of the Company's reage policy. Reaging a customer's account can result in updating an account from a delinquent status to a current status. Generally, an account that is delinquent more than 120 days and for which no payment has been received in the past seven months will be charged-off against the allowance for doubtful accounts and interest accrued subsequent to the last payment will be reversed and charged against the allowance for uncollectible interest. The Company has a secured interest in the merchandise financed by these receivables and therefore has the opportunity to recover a portion of the charged-off amount.

Interest Income on Customer Accounts Receivable. Interest income is accrued using the effective interest method for installment contracts and the simple interest method for revolving charge accounts, and is reflected in Finance charges and other. Typically, interest income is accrued until the contract or account is paid off or charged-off and we provide an allowance for estimated uncollectible interest. The Company typically only places accounts in non-accrual status when legally required to do so. Interest accrual is resumed on those accounts once a legally-mandated settlement arrangement is reached or other payment arrangements made with the customer. Interest income is recognized on interest-free promotion credit programs based on the Company's historical experience related to customers that fail to satisfy the requirements of the interest-free programs. Additionally, for sales on deferred interest and "same as cash" programs that exceed one year in duration, the Company discounts the sales to present value using an interest factor, resulting in a reduction in sales and customer receivables, and amortizes the discount amount to Finance charges and other over the term of the program. The amount of customer receivables carried on the Company's balance sheet that were in non- accrual status was $9.9 million and $10.5 million at January 31, 2010 and 2011, respectively. The amount of customer receivables carried on the Company's consolidated balance sheet that were past due 90 days or more and still accruing interest was $54.8 million and $43.5 million at January 31, 2010 and 2011, respectively.

Allowance for Doubtful Accounts. The Company records an allowance for doubtful accounts, including estimated uncollectible interest, for its Customer and Other accounts receivable, based on its historical net loss experience and expectations for future losses. The net charge-off data used in computing the loss rate is reduced by the amount of post-charge-off recoveries received, including cash payments, amounts realized from the repossession of the products financed and, at times, payments received under credit insurance policies. Additionally, the Company separately evaluates portions of the credit portfolio based on underwriting criteria, including both credit score of the customer and the underwriter's evaluation of the customer's credit-worthiness, (Primary and Secondary portfolios) to estimate the allowance for doubtful accounts. The Secondary portfolio consists of those customers who do not qualify for credit under our Primary program, typically due to past credit problems or lack of credit history. The Company monitors the aging of its past due accounts closely. The Company focuses its collection efforts on preventing accounts from becoming 60 days past due or greater, which is a leading indicator of potential charge-off. The balance in the allowance for doubtful accounts and uncollectible interest for customer receivables was $35.8 million and $34.2 million, at January 31, 2010 and 2011, respectively. Additionally, as a result of the Company's practice of reaging customer accounts, if the account is not ultimately collected, the timing and amount of the charge-off is impacted. If these accounts had been charged-off sooner the historical net loss rates might have been higher.

Goodwill. During the year ending January 31, 2010 as a result of the sustained decline in the Company's market capitalization, the increasingly challenging economic environment, and its impact on the Company's comparable store sales, credit portfolio performance and operating results, the Company determined that an interim goodwill impairment test was necessary. A two-step method was utilized for determining goodwill impairment. The valuation of the Company was performed utilizing the services of outside valuation consultants using both an income approach utilizing discounted debt-free cash flows of the Company and comparable valuation multiples. Upon completion of the impairment test, the Company concluded that the carrying value of the Company's recorded goodwill was impaired. As a result, the Company recorded a goodwill impairment charge of $9.6 million reducing the balance of goodwill on its balance sheet to zero.

Other Assets. At January 31, 2010 the Company had certain restricted cash balances included in Other assets. The restricted cash balances represented collateral for note holders of the Company's securitization program. All of the amounts were returned to the Company after the notes were paid off on November 30, 2010. The Company has approximately $8.7 million of deferred financing costs included in Other assets that are currently being amortized over the life of the related debt facilities. During the three months ended October 31, 2010, the Company determined that it was appropriate to write off approximately $2.9 million of deferred financing costs related to financing alternatives that it did not expect to complete. During the three months ended January 31, 2011, the Company wrote off approximately $1.4 million of deferred financing costs related to the Company's prior securitization program, which was paid off on November 30, 2010.

Income Taxes. The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected be in effect when the differences are expected to reverse. To the extent penalties and interest are incurred, the Company records these charges as a component of its Provision for income taxes. Tax returns for the fiscal years subsequent to January 31, 2007, remain open for examination by the Company's major taxing jurisdictions.

Sales Taxes. The Company records and reports all sales taxes collected on a net basis in the financial statements.

Revenue Recognition. Revenues from the sale of retail products are recognized at the time the customer takes possession of the product. Such revenues are recognized net of any adjustments for sales incentive offers such as discounts, coupons, rebates or other free products or services and discounts of promotional credit sales that extend beyond one year. The Company sells repair service agreements and credit insurance contracts on behalf of unrelated third parties. For contracts where third parties are the obligor on the contract, commissions are recognized in revenues at the time of sale, and in the case of retrospective commissions, at the time that they are earned. The Company records a receivable for earned but unremitted retrospective commissions and reserves for future cancellations of repair service agreements and credit insurance contracts estimated based on historical experience. When the Company sells repair service agreements in which it is deemed to be the obligor on the contract at the time of sale, revenue is recognized ratably, on a straight-line basis, over the term of the repair service agreement. These Company-obligor repair service agreements are contracts which provide customers protection against product repair costs arising after the expiration of the manufacturer's warranty and any third-party obligor contracts. Additionally, the Company sells repair service agreements on its furniture products at the point of sale for which it is the obligor at the time of sale. All of these agreements typically have terms ranging from 12 months to 36 months. These agreements are separate units of accounting and are valued based on the agreed upon retail selling price. The amounts of repair service agreement revenue deferred at January 31, 2010 and 2011, were $7.3 million and $6.5 million, respectively, and are included in Deferred revenue and allowances in the accompanying consolidated balance sheets. Under the contracts, the Company defers and amortizes its direct selling expenses over the contract term and records the cost of the service work performed as products are repaired.

The following table presents a reconciliation of the beginning and ending balances of the deferred revenue on the Company's repair service agreements and the amount of claims paid under those agreements:

Dollars in Thousands	**Year ended January 31,**			
	2010		**2011**	
Balance in deferred revenues at beginning of year	$	7,213	$	7,268
Revenues earned during the year		(7,027)		(6,873)
Revenues deferred on sales of new agreements		7,082		6,091
Balance in deferred revenues at end of year	$	7,268	$	6,486
Total claims incurred during the year, excludes selling expenses	$	3,402	$	3,550

Sales on interest-free promotional credit programs are recognized at the time the customer takes possession of the product, consistent with the above stated policy. Considering the short-term nature of interest free programs for terms less than one year, sales are recorded at full value and are not discounted. Sales financed by longer-term (18-, 24- and 36-month) interest free programs are recorded at their net present value. The discount to net present value results in a reduction in net sales, which totaled $5.8 million, $4.8 million and $1.4 million for the years ended January 31, 2009, 2010 and 2011, respectively. Customer receivables arising out of the interest-free programs are carried on the consolidated balance sheet net of the discount, which is amortized into income over the life of the receivable as an adjustment to Finance charges and other.

The Company classifies amounts billed to customers relating to shipping and handling as revenues. Costs of $20.8 million, $19.3 million and $19.5 million associated with shipping and handling revenues are included in Selling, general and administrative expense for the years ended January 31, 2009, 2010 and 2011, respectively.

Fair Value of Financial Instruments. The fair value of cash and cash equivalents, receivables, and accounts payable approximate their carrying amounts because of the short maturity of these instruments. The fair value of the Company's asset-based revolving credit facility approximated its carrying value at January 31, 2011 due to the fact that the facility was amended and extended in November 2010 at current market rates. The carrying amount of the long-term debt as of January 31, 2011 was approximately $279.3 million. The estimated fair value of the VIE's $196.4 million 2002 Series A variable funding note approximated its carrying amount at January 31, 2010 due to its short maturity and the variable nature of its interest rate. The estimated fair value of the VIE's $150 million 2006 Series A medium term notes was approximately $139 million as of January 31, 2010 based on its estimate of the rates available at these dates for instruments with similar terms and maturities. The Company's interest rate swaps are presented on the balance sheet at fair value.

Share-Based Compensation. For stock option grants, the Company has used the Black-Scholes model to determine fair value. Share-based compensation expense is recorded, net of estimated forfeitures, on a straight-line basis over the vesting period of the applicable grant.

Self-insurance. The Company is self-insured for certain losses relating to group health, workers' compensation, automobile, general and product liability claims. The Company has stop loss coverage to limit the exposure arising from these claims. Self-insurance losses for claims filed and claims incurred, but not reported, are accrued based upon the Company's estimates of the aggregate liability for claims incurred using development factors based on historical experience.

Expense Classifications. The Company records Cost of goods sold as the direct cost of products sold, any related out-bound freight costs, and receiving costs, inspection costs, internal transfer costs, and other costs associated with the operations of its distribution system, including occupancy related to its warehousing operations. Advertising costs are expensed as incurred. Advertising expense included in Selling, general and administrative expense for the years ended January 31, 2009, 2010 and 2011, was:

	Year ended January 31,		
(Dollars in Thousands)	**2009**	**2010**	**2011**
Gross advertising expense	$ 36,289	$ 30,601	$ 30,273
Less:			
Vendor rebates	(6,440)	(5,072)	(4,706)
Net advertising expense in Selling, general and administrative expense	$ 29,849	$ 25,529	$ 25,567

In addition, the Company records as Cost of service parts sold the direct cost of parts used in its service operation and the related inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs, and other costs associated with the parts distribution operation.

The costs associated with the Company's merchandising function, including product purchasing, advertising, sales commissions, and all store occupancy costs are included in Selling, general and administrative expense.

Reclassifications. Certain reclassifications have been made in the prior years' financial statements to conform to the current year's presentation. Additionally, third party financing fees of approximately $1.0 million for fiscal year ended January 31, 2010 was reclassified from selling, general and administrative expense to product sales on the consolidated statement of operations. The following is a table that shows the impact of the reclassification expense for all quarterly periods of the prior two fiscal years:

	Product sales			Selling, general and adminstrative		
(Dollars in thousands)	As Presented	Reclass	As Adjusted	As Presented	Reclass	As Adjusted
FY 2010						
Quarter ending 4/30/2009	$ 184,817	$ -	$ 184,817	$ 62,388	$ -	$ 62,388
Quarter ending 7/31/2009	175,389	(273)	175,116	64,631	(273)	64,358
Quarter ending 10/31/2009	148,464	(257)	148,207	65,307	(257)	65,050
Quarter ending 1/31/2010	158,731	(490)	158,241	62,201	(490)	61,711
Total Fiscal Year 2010	$ 667,401	$ (1,020)	$ 666,381	$ 254,527	$ (1,020)	$ 253,507
FY 2011						
Quarter ending 4/30/2010	$ 150,365	$ (1,350)	$ 149,015	$ 59,745	$ (1,350)	$ 58,395
Quarter ending 7/31/2010	166,378	(1,717)	164,661	62,686	(1,717)	60,969
Quarter ending 10/31/2010	127,035	(1,219)	125,816	56,507	(1,219)	55,288
Quarter ending 1/31/2011........	168,951	-	168,951	$ 60,448	-	60,448
Year to Date Fiscal Year 2011	$ 612,729	$ (4,286)	$ 608,443	$ 239,386	$ (4,286)	$ 235,100

2. Revision of Financial Statements.

The Company has revised its fiscal year 2009 and 2010 consolidated financial statements to correct its accounting for interest income on installment contracts included in Customer receivables. Historically, the Company recorded interest income in the statement of operations on installment contracts using the sum of balances method (Rule of 78ths), which approximated interest income calculated using the effective interest method. The Company used the Rule of 78ths method for recording interest income because it matches the interest earning method stipulated in the installment contracts with its customer. Since this method of calculating interest results in recording interest income earlier than it would be under the effective interest method, the Company has accumulated an immaterial difference in the balance sheet related to cumulative difference between the two methods of recognizing interest income. Management has concluded that the impact of these revisions on the prior reporting periods is not material to the Company's consolidated financial statements. The revision to the individual financial statement line items impacted for the prior periods presented are as follows:

	January 31, 2010		
(Dollars in thousands)	**As reported**	**Revision**	**As revised**
Consolidated Balance Sheet:			
Deferred income taxes............................	$ 15,237	$ 3,104	$ 18,341
Total current assets..............................	498,739	3,104	501,843
Total assets..	892,466	3,104	895,570
Deferred revenues and allowances	14,596	8,817	23,413
Total current liabilities..........................	158,617	8,817	167,434
Retained earnings..................................	269,984	(5,713)	264,271
Total stockholders' equity.......................	339,163	(5,713)	333,450
Total liabilities and stockholders' equity......	892,466	3,104	895,570

(Dollars in thousands, except share amounts)	Year Ended January 31, 2009 As reported	Revision	As revised	Year Ended January 31, 2010 As reported	Revision	As revised
Consolidated Statements of Operations:						
Finance charges and other	$ 154,492	(1,013)	$ 153,479	$ 152,797	(586)	$ 152,211
Total revenues	959,541	(1,013)	958,528	874,565	(586)	873,979
Operating income	88,379	(1,013)	87,366	29,898	(586)	29,312
Income before income taxes	63,642	(1,013)	62,629	8,035	(586)	7,449
Provision for income taxes	23,624	(357)	23,267	4,111	(206)	3,905
Net income	40,018	(656)	39,362	3,924	(380)	3,544
Earnings (loss) per share						
Basic	$1.79	($0.03)	$1.76	$0.17	($0.01)	$0.16
Diluted	$1.77	($0.03)	$1.74	$0.17	($0.01)	$0.16
Consolidated Statements of Stockholder's Equity:						
Total comprehensive income				3,706	(380)	3,326
Consolidated Statements of Cash Flows:						
Net income	40,018	(656)	39,362	3,924	(380)	3,544
Provision for deferred income taxes	(4,051)	(357)	(4,408)	(3,499)	(206)	(3,705)
Change in deferred revenues and allowai	5,085	1,013	6,098	530	586	1,116

Additionally, beginning retained earnings for the fiscal year ended January 31, 2009 was decreased by $4.7 million.

3. Supplemental Disclosure of Finance Charges and Other Revenue

The following is a summary of the classification of the amounts included as Finance charges and other for the year ended January 31, 2009, 2010 and 2011:

(Dollars in Thousands)	Year ended January 31, 2009	2010	2011
Interest income and fees on customer receivables	$ 131,257	$ 135,242	$ 119,767
Insurance commissions	20,061	16,437	16,183
Other	2,161	532	856
Finance charges and other	$ 153,479	$ 152,211	$ 136,806

4. Supplemental Disclosure of Customer Receivables

The following illustration presents quantitative information about the customer receivables portfolios managed by the Company:

(Dollars in thousands)	Total Outstanding Balance of Customer Receivables January 31, 2010	Total Outstanding Balance of Customer Receivables January 31, 2011	60 Days Past Due (1) January 31, 2010	60 Days Past Due (1) January 31, 2011	Reaged (1) January 31, 2010	Reaged (1) January 31, 2011
Primary portfolio:						
Installment	$ 555,573	$ 537,682	$ 46,758	$ 39,252	$ 93,219	$ 86,403
Revolving	41,787	24,603	2,017	1,698	1,819	1,426
Subtotal	597,360	562,285	48,775	40,950	95,038	87,829
Secondary portfolio:						
Installment	138,681	113,481	24,616	17,092	49,135	37,379
Total customer accounts receivable	736,041	675,766	$ 73,391	$ 58,042	$ 144,173	$ 125,208
Allowance for uncollectible accounts related to the Primary portfolio	(26,704)	(26,117)				
Allowance for uncollectible accounts related to the Secondary portfolio	(9,098)	(8,132)				
Allowances for promotional credit programs	(13,594)	(8,411)				
Current portion of customer accounts receivable, net	368,304	342,964				
Non-current customer accounts receivable, net	$ 318,341	$ 290,142				

(1) Amounts are based on end of period balances and accounts could be represented in both the past due and reaged columns shown above. The total amount of customer receivables past due one day or greater was $191.6 million and $161.0 million as of January 31, 2010 and 2011, respectively. These amounts include the 60 days past due totals shown above.

(Dollars in thousands)	Average Balances Year ended January 31, 2010	Average Balances Year ended January 31, 2011	Net Credit Charge-offs Year ended January 31, (2) 2010	Net Credit Charge-offs Year ended January 31, (2) 2011
Primary portfolio:				
Installment	$ 557,033	$ 539,721		
Revolving	35,343	32,444		
Subtotal	592,376	572,165	$ 20,777	$ 25,850
Secondary portfolio:				
Installment	151,380	127,119	8,165	8,815
Total customer accounts receivable	$ 743,756	$ 699,284	$ 28,942	$ 34,665

(2) Amounts represent total credit charge-offs, net of recoveries, on total customer receivables.

5. Debt and Letters of Credit

The Company's long-term debt consisted of the following at the periods ended:

(Dollars in thousands)	January 31, 2010	January 31, 2011
Asset-based revolving credit facility maturing in November, 2013	$ 105,498	$ 279,300
2002 Series A Variable Funding Note	196,400	-
2006 Series A Notes	150,000	-
Term Loan (net of OID of $5,820) maturing in November, 2014	-	94,180
Promissory notes, due in monthly installments	406	256
Total debt	452,304	373,736
Less current portion of debt	64,055	167
Long-term debt	$ 388,249	$ 373,569

The Company's $375 million asset-based revolving credit facility provides funding based on a borrowing base calculation that includes customer accounts receivable and inventory and matures in November 2013. The credit facility bears interest at LIBOR plus a spread ranging from 375 basis points to 400 basis points, based on a leverage ratio (defined as total liabilities to tangible net worth). In addition to the leverage ratio, the revolving credit facility includes a fixed charge coverage requirement, a minimum customer receivables cash recovery percentage requirement, a net capital expenditures limit and a $25 million minimum availability requirement. Additionally, the agreement contains cross-default provisions, such that, any default under another of the Company's credit facilities would result in a default under this agreement, and any default under this agreement would result in a default under those agreements. The Company was in compliance with the covenants at January 31, 2011. The asset-based revolving credit facility restricts the amount of dividends the Company can pay and is secured by the assets of the Company not otherwise encumbered.

The Company's $100 million second lien term loan, matures in November 2014, and limits the combined borrowings under its asset-based revolving credit facility and the second lien term loan based on a borrowing base calculation that includes customer accounts receivable, inventory and real estate. The loan bears interest at the greater of LIBOR or 3.0%, plus a spread of 1150 basis points. The agreement also contains certain prepayment penalties should the Company choose to prepay all or a portion of the term loan prior to its maturity date. If a prepayment is made prior to the first anniversary date, we would be required to pay a prepayment fee equal to 5% of the principal amount being paid. Prepayments made prior the second and third anniversaries of the closing date and the maturity date of the loan would incur prepayment penalties of 3%, 2% and 1%, respectively, for prepayments occurring between each of those dates. The covenants under the term loan are consistent with the covenant requirement of the asset-based revolving credit facility. Additionally, the agreement contains cross-default provisions, such that, any default under another of the Company's credit facilities would result in a default under this agreement, and any default under this agreement would result in a default under those agreements.

The Company expects, based on current facts and circumstances that it will bê in compliance with the above covenants for the next 12 months.

As of January 31, 2011, the Company had approximately $75.7 million under its asset-based revolving credit facility, net of standby letters of credit issued immediately available for general corporate purposes, before considering the $25 million minimum availability requirement. The Company also had $18.1 million that may become available under its asset-based revolving credit facility as it grows the balance of eligible customer receivables and its total eligible inventory balances.

Interest expense incurred on notes payable and long-term debt totaled $24.1, $20.7 and $24.6 million for the years ended January 31, 2009, 2010 and 2011, respectively. The Company capitalized borrowing costs of $0.2 million and $0.1 million during the years ended January 31, 2009 and 2010, respectively.

Aggregate maturities of long-term debt as of January 31 in the year indicated are as follows:

(Dollars in thousands)		
Year ended January 31,		
2012	$	167
2013		89
2014		279,300
2015		94,180
Total	$	373,736

The Company held interest rate swaps with notional amounts totaling $25.0 million as of January 31, 2011, with terms extending through July 2011 for the purpose of hedging against variable interest rate risk related to the variability of cash flows in the interest payments on a portion of its variable-rate debt, based on changes in the benchmark one-month LIBOR interest rate. Changes in the cash flows of the interest rate swaps are expected to exactly offset the changes in cash flows (changes in base interest rate payments) attributable to fluctuations in the LIBOR interest rate. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

For information on the location and amounts of derivative fair values in the financial statements, see the tables presented below (in thousands):

Fair Values of Derivative Instruments

	Liability Derivatives			
	January 31, 2010		January 31, 2011	
	Balance Sheet Location	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Derivatives designated as hedging instruments under				
Interest rate contracts	Fair value of interest rate swaps	$ 337	Accrued expenses	$ 110
Total derivatives designated as hedging instruments		$ 337		$ 110

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion) Year Ended January 31, 2010	2011	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) Year Ended January 31, 2010	2011	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) Year Ended January 31, 2010	2011
Interest Rate Contracts	$ (218)	$ 147	Interest income/ (expense)	$ (308)	$ (321)	Interest income/ (expense)	$ -	$ -
Total	$ (218)	$ 147		$ (308)	$ (321)		$ -	$ -

6. Income Taxes

Deferred income taxes reflect the net effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets result primarily from differences between financial and tax methods of accounting for income recognition on service contracts and residual interests, capitalization of costs in inventory, amortization of goodwill, deductions for depreciation and doubtful accounts. In evaluating the need for a valuation allowance on deferred tax assets, all available evidence is considered to determine whether a valuation allowance is needed. Future realization of deferred tax assets depends in part of the existence of sufficient taxable income within the carryback and carryforward period available under the tax law. Other criteria which are considered include the existence of deferred tax liabilities that can be used to realize deferred tax assets. Based upon the Company's review of all evidence in existence at January 31, 2011, the Company believes it is more likely than not that all deferred tax assets will be fully realized, based primarily on the assumption of future taxable income. Accordingly, no valuation allowance has been provided on deferred tax assets.

The deferred tax assets and liabilities are summarized as follows:

(Dollars in Thousands)	January 31, 2010	January 31, 2011
Deferred Tax Assets		
Allowance for doubtful accounts and warranty and insurance cancellations	$ 12,849	$ 13,238
Deferred revenue	5,135	4,722
Stock-based compensation	2,098	2,444
Property and equipment	-	1,631
Inventories	559	722
Goodwill	946	676
Straight-line rent accrual	2,209	2,221
Margin tax	939	740
Accrued vacation and other	2,146	1,324
Total deferred tax assets	26,881	27,718
Deferred Tax Liabilities		
Sales tax receivable	(1,416)	(1,664)
Property and equipment	(670)	-
Other	(969)	(1,364)
Total deferred tax liabilities	(3,055)	(3,028)
Net Deferred Tax Asset	$ 23,826	$ 24,690

During fiscal year 2010, as a result of the goodwill impairment charge taken during the third quarter, the Company recorded an increase in current tax expense and a decrease in deferred tax expense of $2.5 million.

The significant components of income taxes were as follows:

(Dollars in Thousands)	Year ended January 31, 2009	2010	2011
Current:			
Federal	$ 26,042	$ 6,376	$ 1,607
State	1,636	1,217	510
Total current	27,678	7,593	2,117
Deferred:			
Federal	(4,370)	(3,646)	(934)
State	(41)	(42)	(9)
Total deferred	(4,411)	(3,688)	(943)
Total tax provision	$ 23,267	$ 3,905	$ 1,174

A reconciliation of the tax provision at the statutory tax rate and the total tax provision for each of the periods presented in the statements of operations is as follows:

	Year ended January 31, 2009	2010	2011
Provision at U.S. Federal statutory rate	$ 21,920	$ 2,607	$ 58
State and local income taxes, net of federal benefit	1,135	830	322
Non-deductible entertainment, non-deductible stock-based compensation, non-deductible goodwill impairment, tax-free interest income and other	212	468	794
Total tax provision	$ 23,267	$ 3,905	$ 1,174

Income taxes were impacted during the years ended January 31, 2009, 2010, and 2011 by the replacement of the existing franchise tax in Texas with a taxed based on margin. Taxable margin is generally defined as total federal tax revenues minus the greater of (a) cost of goods sold or (b) compensation. The tax rate to be paid by retailer and wholesalers is 0.5% on taxable margin. During the fourth quarter of the fiscal year ended January 31, 2010, the Company recorded a tax benefit related to litigation costs that had been accrued in prior quarters of the fiscal year ended January 31, 2010. The resulting impact was approximately a $1.6 million benefit to the provision for income taxes.

7. Leases

The Company leases certain of its facilities and operating equipment from outside parties. The real estate leases generally have initial lease periods of from 5 to 15 years with renewal options at the discretion of the Company; the equipment leases generally provide for initial lease terms of three to seven years and provide for a purchase right by the Company at the end of the lease term at the fair market value of the equipment.

The following is a schedule of future minimum base rental payments required under the operating leases that have initial non-cancelable lease terms in excess of one year:

(Dollars in thousands)

Year Ended January 31,	Total
2012	$ 22,907
2013	22,622
2014	20,403
2015	18,648
2016	16,886
Thereafter	40,513
Total	$ 141,979

Total lease expense was approximately $22.6 million, $23.9 million and $23.6 million for the years ended January 31, 2009, 2010 and 2011, respectively.

Certain of our leases are subject to scheduled minimum rent increases or escalation provisions, the cost of which is recognized on a straight-line basis over the minimum lease term. Tenant improvement allowances, when granted by the lessor, are deferred and amortized as contra-lease expense over the term of the lease.

8. Common Stock

During the fiscal year ended January 31, 2011, the Company completed a common stock subscription rights offering, issuing one right to each shareholder of record as of the close of business on November 1, 2010, for each outstanding share of common stock on that day. The rights provided the holder with one basic subscription privilege and one oversubscription privilege. The basic subscription privilege entitled the holder to purchase .41155 shares of common stock at a price of $2.70 per share. The oversubscription privilege entitled the rights holder to purchase additional shares of stock at $2.70 per share, to the extent all basic subscription privileges were not exercised. The Company received gross proceeds of approximately $25.0 million and issued 9,259,390 shares of common stock in completing the rights offering. The proceeds from the rights were used in conjunction with the proceeds of other financing transactions completed in November, 2010 to retire the debt outstanding under the Company's prior securitization program.

9. Share-Based Compensation

The Company has an Incentive Stock Option Plan and a Non-Employee Director Stock Option Plan to provide for grants of stock options to various officers, employees and directors, as applicable, at prices equal to the market value on the date of the grant. The options vest over one to five year periods (depending on the grant) and expire ten years after the date of grant. The shares available under the Incentive Stock Option Plan are 3,859,767 and the shares available under the Non-Employee Director Stock Option Plan are 600,000. On May 25, 2010, the Company issued seven non-employee directors 70,000 total options to acquire the Company's stock at $7.54 per share. At January 31, 2011, the Company had 50,000 options available for grant under the Non-Employee Director Stock Option Plan.

The Company's Employee Stock Purchase Plan is available to a majority of the employees of the Company and its subsidiaries, subject to minimum employment conditions and maximum compensation limitations. At the end of each calendar quarter, employee contributions are used to acquire shares of common stock at 85% of the lower of the fair market value of the common stock on the first or last day of the calendar quarter. During the years ended January 31, 2009, 2010 and 2011, the Company issued 21,774, 27,110, and 34,620 shares of common stock, respectively, to employees participating in the plan, leaving 1,139,385 shares remaining reserved for future issuance under the plan as of January 31, 2011.

A summary of the Company's Incentive Stock Option Plan activity during the year ended January 31, 2011 is presented below (shares in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding, beginning of year	2,363	$ 14.26		
Granted	504	3.40		
Exercised	-	-		
Forfeited	(254)	9.74		
Outstanding, end of year	2,613	$ 12.60	6.7	$0.6 million
Exercisable, end of year	1,431	$ 17.44	5.0	$0.00

During the years ended January 31, 2009, 2010 and 2011, the Company recognized total compensation cost for share-based compensation of approximately $3.2 million, $2.4 million and $2.2 million, respectively, and recognized tax benefits related to that compensation cost of approximately $0.7 million, $0.4 million, and $0.3 million, respectively.

The assumptions used in stock pricing model and valuation information for the years ended January 31, 2009, 2010 and 2011 are as follows:

	Year Ended January 31,		
	2009	2010	2011
Weighted average risk free interest rate	2.5%	2.8%	2.2%
Weighted average expected lives in years	6.4	6.5	6.5
Weighted average volatility	50.0%	59.4%	62.2%
Expected Dividends	-	-	-
Weighted average grant date fair value of options granted during the period	$ 3.33	$ 3.77	$ 2.01
Weighted average fair value of options vested during the period (1)	$ 9.13	$ 7.59	$ 6.76
Total fair value of options vested during the period (1)	$2.4 million	$2.2 million	$2.0 million
Intrinsic value of options exercised during the period	$0.2 million	$0.0 million	$0.0 million

(1) Does not include pre-IPO options that were valued using the minimum value option-pricing method.

The Company used a shortcut method to compute the weighted average expected life for the stock options granted in the years ended January 31, 2009, 2010 and 2011. The shortcut method is an average based on the vesting period and the contractual term. The Company uses the shortcut method due to the lack of adequate historical experience or other comparable information. The weighted average volatility for the years ended January 31, 2009, 2010, and 2011 was calculated using the Company's historical volatility. As of January 31, 2011, the total compensation cost related to non-vested awards not yet recognized totaled $4.4 million and is expected to be recognized over a weighted average period of 3.2 years.

10. Significant Vendors

As shown in the table below, a significant portion of the Company's merchandise purchases for years ended January 31, 2009, 2010 and 2011 were made from six vendors:

	Year ended January 31,		
Vendor	**2009**	**2010**	**2011**
A.	19.3 %	12.6 %	22.4 %
B.	11.5	10.7	18.7
C.	9.9	10.2	9.0
D.	9.6	9.3	8.0
E.	6.6	8.9	7.5
F.	6.4	6.6	3.0
Totals.	63.3 %	58.3 %	68.7 %

11. Related Party Transactions

During fiscal year 2011, the Company continued to engage the services of Direct Marketing Solutions, Inc., or DMS, for a substantial portion of its direct mailing advertising. Direct Marketing Solutions, Inc. is partially owned (less than 50%) by the SF Holding Corp., members of the Stephens family, Jon E.M. Jacoby and Douglas H. Martin. SF Holding Corp. and the members of the Stephens family are significant stockholders of the Company, and Messrs. Jacoby and Martin are members of its board of directors. The fees paid to DMS during fiscal the fiscal years ended January 31, 2009, 2010 and 2011 amounted to approximately $4.0 million, $2.4 million and $2.4 million, respectively. The Company, at least annually, seeks competitive bids for the services performed by DMS.

In connection with the Company's rights offering, the Company engaged Stephens Inc. to act as its financial advisor and paid it a advisory fee of $937,500 plus reimbursed them for approximately $22,000 of fees and expenses. Stephens Inc. and its affiliates, own approximately 24.9% of the Company's outstanding common Stock, and Douglas H. Martin, one of its directors, is a Senior Managing Director of Stephens Inc. The engagement of Stephens Inc as financial advisor was approved by both the rights committee of the Company's board and the full board of directors after full disclosure of the conflicts of interests of the related parties in the transaction.

12. Benefit Plans

The Company has established a defined contribution 401(k) plan for eligible employees who are at least 21 years old and have completed at least one-year of service. Employees may contribute up to 20% of their eligible pretax compensation to the plan. Historically, the Company has matched 100% of the first 3% of the employees' contributions and 50% of the next 2% of the employees' contributions. Effective November 1, 2009, the Company changed its matching contribution to match only 100% of the first 3% of employees' contributions. At its option, the Company may make supplemental contributions to the Plan, but has not made such contributions in the past three years. The matching contributions made by the Company totaled $1.8, $1.3 and $1.0 million during the years ended January 31, 2009, 2010 and 2011, respectively.

13. Contingencies

The Company is involved in routine litigation and claims incidental to its business from time to time, and, as required, has accrued its estimate of the probable costs for the resolution of these matters, which are not expected to be material. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Recently, the Company has been included in various patent infringement claims and litigation, the outcomes of which are difficult to predict at this time. Due to the timing of these matters, the Company has determined that no reasonable estimates of probable costs for resolution can be ascertained at this time, and it is possible, however, that future results of operations for any particular period could be materially affected by changes in the Company's assumptions or the effectiveness of its strategies related to these proceedings. However, the results of these proceedings cannot be predicted with certainty, and changes in facts and circumstances could impact the Company's estimate of reserves for litigation.

Insurance. Because of its inventory, vehicle fleet and general operations, the Company has purchased insurance covering a broad variety of potential risks. The Company purchases insurance policies covering general liability, workers compensation, real property, inventory and employment practices liability, among others. Additionally, the Company has umbrella policies with an aggregate limit of $50.0 million. The Company has retained a portion of the risk under these policies and its group health insurance program. See additional discussion under Note 1. The Company has a $1.2 million letter of credit outstanding supporting its obligations under the property and casualty portion of its insurance program.

Repair Service Agreement Obligations. The Company sells repair service agreements under which it is the obligor for payment of qualifying claims. The Company is responsible for administering the program, including setting the pricing of the agreements sold and paying the claims. The pricing is set based on historical claims experience and expectations about future claims. While the Company is unable to estimate maximum potential claim exposure, it has a history of overall profitability upon the ultimate resolution of agreements sold. The revenues related to the agreements sold are deferred at the time of sales and recorded in revenues in the statement of operations over the life of the agreements. The amounts deferred are reflected on the face of the consolidated balance sheet in Deferred revenues and allowances, see also Note 1 for additional discussion.

14. Subsequent Events

On March 29, 2011, the Company's board of directors approved a plan that calls for the closing of five of the Company's underperforming retail locations and allowing the leases to expire on two other locations that do not perform at a level the Company expects for mature store locations. The stores that are being closed have average annual retail revenues over the last three years of $5.1 million as compared to an average of $10.4 million for our other non-clearance center locations, and typically have not contributed to the Company's pretax income. After the closures and lease expirations, the Company will have a total of 69 retail stores. The store closings will all be in Texas, with one being located in the San Antonio market, two in the Austin market and four in the Dallas market. Based on the decision to close five store locations, in conjunction with the Company's review of long-lived assets for potential impairment, the Company determined that it was appropriate to record an impairment charge of approximately $2.3 million related to the long-lived assets at the stores that are being closed. Additionally, the Company estimates that it will incur additional store closing and lease exit costs of approximately$ 4.0 to $4.5 million during the upcoming fiscal year in connection with the planned store closures. The estimated closing and exit costs represent the present value of the remaining lease obligations and anticipated ancillary occupancy costs, net of estimated sublease income. The estimate is based on the Company's best projection of the sublease rates it believes can be obtained for the properties in question and its best estimate of the marketing time it will take to find tenants to sublet the stores in question and will be recorded for each of the properties as they are closed. Revisions to these projections related to changes in estimated buyout terms or sublease rates will be made to the obligation as further information related to actual terms and costs become available.

15. Segment Reporting

Financial information by segment is presented in the following tables for fiscal years ended January 31, 2011, 2010 and 2009 (in thousands):

	Year Ended January 31, 2011		
Dollars in thousands	Retail	Credit	Total
Revenues			
Product sales	$ 608,443	$ -	$ 608,443
Repair service agreement commissions (net) (a)	42,305	(13,517)	28,788
Service revenues	16,487	-	16,487
Total net sales	667,235	(13,517)	653,718
Finance charges and other	857	135,949	136,806
Total revenues	668,092	122,432	790,524
Cost and expenses			
Cost of goods sold, including warehousing and occupancy costs	487,181	-	487,181
Selling, general and administrative expense (b)	158,747	63,584	222,331
Depreciation	12,316	453	12,769
Impairment of long-lived assets	2,321	-	2,321
Costs related to financing facilities terminated and transactions not completed	-	4,283	4,283
Provision for bad debts	500	32,554	33,054
Total cost and expenses	661,065	100,874	761,939
Operating income (loss)	7,027	21,558	28,585
Interest expense, net	-	28,081	28,081
Other (income), net	339	-	339
Segment income (loss) before income taxes	$ 6,688	$ (6,523)	$ 165
Total assets	$ 206,123	$ 642,906	$ 849,029
Property and Equipment additions	$2,877	$151	$3,028

Dollars in thousands	Year Ended January 31, 2010		
	Retail	Credit	Total
Revenues			
Product sales	$ 666,381	$ -	$ 666,381
Repair service agreement commissions (net) (a)	44,119	(10,847)	33,272
Service revenues	22,115	-	22,115
Total net sales	732,615	(10,847)	721,768
Finance charges and other	532	151,679	152,211
Total revenues	733,147	140,832	873,979
Cost and expenses			
Cost of goods sold, including warehousing and occupancy costs	544,700	-	544,700
Selling, general and administrative expense (b)	179,861	61,049	240,910
Depreciation	12,288	309	12,597
Goodwill impairment	9,617	-	9,617
Provision for bad debts	97	36,746	36,843
Total cost and expenses	746,563	98,104	844,667
Operating income (loss)	(13,416)	42,728	29,312
Interest expense, net	-	21,986	21,986
Other (income), net	(123)	-	(123)
Segment income (loss) before income taxes	$ (13,293)	$ 20,742	$ 7,449
Total assets	$ 198,752	$ 696,818	$ 895,570
Property and Equipment additions	$9,808	$447	$10,255

Dollars in thousands	Year Ended January 31, 2009		
	Retail	Credit	Total
Revenues			
Product sales	$ 743,729	$ -	$ 743,729
Repair service agreement commissions (net) (a)	50,778	(10,579)	40,199
Service revenues	21,121	-	21,121
Total net sales	815,628	(10,579)	805,049
Finance charges and other	2,161	151,318	153,479
Total revenues	817,789	140,739	958,528
Cost and expenses			
Cost of goods sold, including warehousing and occupancy costs	590,061	-	590,061
Selling, general and administrative expense (b)	181,680	59,951	241,631
Depreciation	11,218	300	11,518
Provision for bad debts	160	27,792	27,952
Total cost and expenses	783,119	88,043	871,162
Operating income	34,670	52,696	87,366
Interest expense, net	-	24,620	24,620
Other expense, net	117	-	117
Segment income before income taxes	$ 34,553	$ 28,076	$ 62,629
Total assets	$ 237,569	$ 722,894	$ 960,463
Property and Equipment additions	$17,446	$151	$17,597

(a) — Retail repair service agreement commissions exclude repair service agreement cancellations that are the result of consumer credit account charge-offs. These amounts are reflected in repair service agreement commissions for the credit segment.

(b) — Selling, general and administrative expenses include the direct expenses of the retail and credit operations, allocated overhead expenses and a charge to the credit segment to reimburse the retail segment for expenses it incurs related to occupancy, personnel, advertising and other direct costs of the retail segment which benefit the credit operations by sourcing credit customers and collecting payments. The reimbursement received by the retail segment from the credit segment is estimated using an annual rate of 2.5% times the average portfolio balance for each applicable period. The amount of overhead allocated to each segment was approximately $7.5 million, $7.2 million and $9.4 million for the fiscal years ended January 31, 2011, 2010 and 2009, respectively. The amount of reimbursement made to the retail segment by the credit segment was approximately $17.5 million, $18.6 million and $17.4 million for the fiscal years ended January 31, 2011, 2010 and 2009, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on management's evaluation (with the participation of our interim Chief Executive Officer (CEO) and Chief Financial Officer (CFO)), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Please refer to Management's Report on Internal Control over Financial Reporting under Item 8 of this report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred in the quarter ended January 31, 2011, which have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

Adoption of Bonus Program and Other Compensation Changes

On March 29, 2011, the Compensation Committee of our Board of Directors adopted a cash bonus program for our 2012 fiscal year. Our named executive officers, as well as certain other executive officers and certain employees, are eligible to participate in the 2012 bonus program. Currently, our Interim Chief Executive Officer will receive only a base salary and has no bonus plan. Below is a description of the 2012 bonus program, as adopted by our Compensation Committee.

The purpose of the 2012 bonus program is to promote the interests of the Company and its stockholders by providing key employees with financial rewards upon achievement of specified business objectives, as well as help us attract and retain key employees by providing attractive compensation opportunities linked to performance results.

The Compensation Committee established three bonus levels for its 2012 bonus program: Threshold, Target and Maximum. Each of the levels represents the attainment by us of certain operating pre-tax profit targets established by the Compensation Committee (each, a "Profit Goal"). If we do not achieve the Threshold Profit Goal, each eligible named executive officer, other executive officer or employee will not receive a bonus payout.

The bonuses that may become distributable based upon our achievement of the Profit Goals will be distributed by our interim Chief Executive Officer with approval from the Compensation Committee.

Our named executive officers, excluding our Interim Chief Executive Officer, certain other executive officers and certain employees may receive a bonus under the 2012 bonus program that varies based upon our achievement of the various Profit Goals. The Threshold bonus amount for each Participant was established based upon the Compensation Committee's independent evaluation of his or her relative effect on the Company's performance. The Threshold bonus equals 20% of the Target bonus and the Maximum bonus equals 150% of the Target bonus. Discretionary bonus payments may be made at the discretion of our Interim Chief Executive Officer with approval from the Compensation Committee, if we exceed the Maximum Profit Goal.

Payment of bonuses (if any) is normally made in February after the end of the performance period during which the bonuses were earned. In order to be eligible for a bonus under the 2012 bonus program, eligible participants must be employed through the end of fiscal year ending January 31, 2012.

Bonuses normally will be paid in cash in a single lump sum, subject to payroll taxes and tax withholdings.

PART III

The information required by Items 10 through 14 is included in our definitive Proxy Statement relating to our 2011 Annual Meeting of Stockholders, and is incorporated herein by reference.

CROSS REFERENCE TO ITEMS 10-14 LOCATED IN THE PROXY STATEMENT

	Item	Caption in the Conn's, Inc. 20011 Proxy Statement
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	BOARD OF DIRECTORS; EXECUTIVE OFFICERS; CORPORATE GOVERNANCE
ITEM 11.	EXECUTIVE COMPENSATION	EXECUTIVE COMPENSATION
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	INDEPENDENT PUBLIC ACCOUNTANTS

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as a part of this report:

(1) The financial statements listed in response to Item 8 of this report are as follows:

Consolidated Balance Sheets as of January 31, 2010 and 2011

Consolidated Statements of Operations for the Years Ended January 31, 2009, 2010 and 2011

Consolidated Statements of Stockholders' Equity for the Years Ended January 31, 2009, 2010 and 2011

Consolidated Statements of Cash Flows for the Years Ended January 31, 2009, 2010 and 2011

Notes to Consolidated Financial Statements

(2) Financial Statement Schedule: Schedule II -- Valuation and Qualifying Accounts. The financial statement schedule and the related Report of Independent Registered Public Accounting Firm should be read in conjunction with the consolidated financial statements filed as a part of this report. Financial statement schedules not included in this report have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits: A list of the exhibits filed as part of this report is set forth in the Index to Exhibits, which immediately precedes such exhibits and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONN'S, INC.
(Registrant)

Date: April 1, 2011

/s/ Theodore M. Wright
Theodore M. Wright
Interim Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Theodore M. Wright Theodore M. Wright	Chairman of the Board, Interim Chief Executive Officer And President (Principal Executive Officer)	April 1, 2011
/s/ Michael J. Poppe Michael J. Poppe	Chief Financial Officer (Principal Financial and Accounting Officer)	April 1, 2011
/s/ Marvin D. Brailsford Marvin D. Brailsford	Director	April 1, 2011
/s/ Jon E. M. Jacoby Jon E. M. Jacoby	Director	April 1, 2011
/s/ Bob L. Martin Bob L. Martin	Director	April 1, 2011
/s/ Douglas H. Martin Douglas H. Martin	Director	April 1, 2011
/s/ Dr. William C. Nylin, Jr. Dr. William C. Nylin, Jr.	Director	April 1, 2011
/s/ Scott L. Thompson Scott L. Thompson	Director	April 1, 2011
/s/ William T. Trawick William T. Trawick	Director	April 1, 2011

CONN'S, INC.
3295 College St.
Beaumont, TX 77701
409-832-1696

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 24, 2011

To the Stockholders of Conn's, Inc.:

NOTICE IS HEREBY GIVEN that the 2011 annual meeting of stockholders of Conn's, Inc. will be held on Tuesday, May 24, 2011, at 3295 College Street, Beaumont, Texas 77701, commencing at 11:00 A.M., local time, for the following purposes:

1. to elect seven (7) directors nominated by our board of directors;
2. to approve the adoption of 2011 Employee Omnibus Incentive Plan;
3. to approve the adoption of 2011 Non-Employee Director Restricted Stock Plan;
4. to ratify the Audit Committee's appointment of Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2012;
5. to hold an advisory vote on compensation of our named executive officers;
6. to hold an advisory vote on the frequency of holding an advisory vote on compensation of our named executive officers; and
7. to transact such other business as may properly come before the meeting.

Only stockholders of record at the close of business on April 1, 2011, are entitled to notice of and to vote at the 2011 annual meeting of stockholders or any postponement or adjournment thereof. A list of such stockholders, arranged in alphabetical order and showing the address of and the number of shares registered in the name of each such stockholder, will be available for examination by any stockholder for any purpose relating to the meeting during ordinary business hours for a period of at least ten days prior to the meeting at the our principal offices located at 3295 College Street, Beaumont, Texas 77701.

We are pleased to take advantage of the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their stockholders over the Internet. As a result, we are mailing to our stockholders, other than those who previously requested electronic or paper delivery of the proxy materials, a **Notice of Internet Availability of Proxy Materials** (the "Notice") for the fiscal year ended January 31, 2011, on or about April 14, 2011. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our Annual Report on Form 10-K for the fiscal year ended January 31, 2011 and a form of proxy card or voting instruction card.

The vote of each stockholder is important. You may vote your shares via a toll-free telephone number or over the Internet. If you received a proxy card or voting instruction card by mail, you may submit your proxy card or voting instruction card by completing, signing, dating and mailing your proxy card or voting instruction card in the envelope provided. Any stockholder attending the meeting may vote in person, even if you have already returned a proxy card or voting instruction card.

By Order of the Board of Directors,

/s/ Sydney K. Boone, Jr.

SYDNEY K. BOONE, JR.
Corporate Secretary

April 14, 2011
Beaumont, Texas



PROXY STATEMENT

2011 ANNUAL MEETING OF STOCKHOLDERS

Date: May 24, 2011

Time: 11:00 A.M., local time

Location: Conn's, Inc., 3295 College Street, Beaumont, Texas 77701

Record Date and Number of Votes: April 1, 2011. Holders of our common stock are entitled to one vote for each share of common stock they owned as of the close of business on April 1, 2011. You may not cumulate votes.

Agenda:

1. to elect seven (7) directors nominated by our board of directors;
2. to approve the adoption of the 2011 Employee Omnibus Incentive Plan;
3. to approve the adoption of the 2011 Non-Employee Director Restricted Stock Plan;
4. to ratify the Audit Committee's appointment of Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2012;
5. to hold an advisory vote on compensation of our named executive officers;
6. to hold an advisory vote on the frequency of holding an advisory vote on compensation of our named executive officers; and
7. to transact such other business as may properly come before the meeting.

Proxies: Unless you tell us on the form of proxy to vote differently, the named proxies will vote signed returned proxies:

1. "FOR" the board nominees;
2. "FOR" the adoption of the 2011 Employee Omnibus Incentive Plan;
3. "FOR" the adoption of the 2011 Non-Employee Director Restricted Stock Plan;
4. "FOR" approval of the Audit Committee's appointment of Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2012;
5. "FOR" approval of the compensation of our named executive officers; and
6. "FOR" a frequency of ONE YEAR for advisory vote on compensation of our named executive officers.

The proxy holders will use their discretion on other matters. If a nominee for the board of directors cannot or will not serve as a director, the proxy holders will vote for a person whom they believe will carry on our present policies.

Proxies Solicited By: The board of directors

Distribution Date: The Notice or the proxy materials, including this proxy statement, proxy card or voting instruction card and our Annual Report on Form 10-K, are being distributed and made available on or about April 14, 2011

Revoking Your Proxy: You may revoke your proxy before it is voted at the meeting. To revoke your proxy, follow the procedures beginning on page 3 under "General Information Regarding the 2011 Annual Meeting of Stockholders; Revocation of Proxies."

YOUR VOTE IS IMPORTANT. PLEASE VOTE PROMPTLY.
Prompt return of your proxy will help reduce the costs of re-solicitation.

Table of Contents

GENERAL INFORMATION REGARDING THE 2011 ANNUAL MEETING OF STOCKHOLDERS

What constitutes a quorum? What is the Record Date? How many shares are outstanding?

The holders of a majority of the outstanding shares of common stock entitled to vote at the 2011 annual meeting of stockholders, represented in person or by proxy, will constitute a quorum at the meeting. However, if a quorum is not present or represented at the meeting, the stockholders entitled to vote at the meeting, present in person or represented by proxy, have the power to adjourn the meeting, without notice, other than by announcement at the meeting, until a quorum is present or represented. At any such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

On April 1, 2011, Record Date, there were 31,772,076 shares of our common stock issued and outstanding and entitled to vote, meaning that 15,886,039 shares of our common stock must be present in person or by proxy to have a quorum.

What matters will be voted on at the Annual Meeting?

The following matters will be voted on at the Annual Meeting:

1. to elect seven (7) directors nominated by our board of directors;
2. to approve adoption of the 2011 Employee Omnibus Incentive Plan;
3. to approve adoption of the 2011 Non-Employee Director Restricted Stock Plan;
4. to ratify the Audit Committee's appointment of Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2012;
5. to hold an advisory vote on compensation of our named executive officers;
6. to hold an advisory vote on the frequency of advisory vote on compensation of our named executive officers; and
7. to transact such other business as may properly come before the meeting.

How does the board of directors recommend that I vote?

The board of directors recommends that you vote:

1. FOR the election of the seven (7) directors nominated by the board of directors and named in this proxy statement;
2. FOR adoption of the 2011 Employee Omnibus Incentive Plan;
3. FOR adoption of the 2011 Non-Employee Director Restricted Stock Plan;
4. FOR the ratification of the appointment of Ernst & Young, LLP, as our independent registered public accounting firm for the fiscal year ending January 31, 2012;
5. FOR the approval, on an advisory basis, of the compensation of our named executive officers; and
6. FOR the approval, on an advisory basis, of an annual advisory vote on compensation of our named executive officers.

What vote is required to approve the proposals?

Provided a quorum exists, the following votes are required for each Proposal:

Proposal One – To be elected, each director must receive a *plurality* of the shares voting in person or by proxy. A plurality means receiving the largest number of votes, regardless of whether that is a majority.

Proposal Two – An affirmative vote of a *majority* of shares present, in person or proxy, and entitled to vote at the meeting is required to approve the adoption of the 2011 Employee Omnibus Incentive Plan.

Proposal Three – An affirmative vote of a *majority* of shares present, in person or proxy, and entitled to vote at the meetings required to approve the adoption of the 2011 Non-Employee Director Restricted Stock Plan.

Proposal Four – An affirmative vote of a *majority* of shares present, in person or proxy, and entitled to vote at the meeting is required to ratify the Audit Committee's appointment of Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2012.

Proposal Five – An affirmative vote of a *majority* of the shares present, in person or proxy, and entitled to vote at the meeting is required to give advisory (non-binding) approval of the compensation of our named executive officers as disclosed in this proxy statement. Because your vote is advisory, it will not be binding on the board of directors or on us; however, the board of directors and we will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Proposal Six – The frequency - one, two or three years - of the advisory vote on compensation of our named executive officers *receiving the greatest number of votes*, will be the recommended frequency that stockholders approve. Because your vote for this proposal is advisory, it will not be binding on the board of directors or on us. However, the board of directors and we will review the voting results and take them into consideration when making future decisions regarding the frequency of the advisor vote on compensation of our named executive officers.

Who is entitled to vote at the Annual Meeting?

Only stockholders of record as of the close of business on the Record Date are entitled to notice of and to vote at the meeting or any adjournments of the meeting. Each share of common stock entitles the holder to one vote per share.

What will happen if I do not specify how my shares are to be voted, but do submit a proxy?

Stockholders of Record. If you are a stockholder of record and you submit a proxy, but you do not provide voting instructions, your shares will be voted:

- FOR the election of the seven (7) directors nominated by our board of directors and named in this proxy statement.
- FOR the adoption of the 2011 Employee Omnibus Incentive Plan.
- FOR the adoption of the 2011 Non-Employee Director Restricted Stock Plan.
- FOR approval of the Audit Committee's appointment of Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2012.
- FOR advisory approval of the compensation of our named executive officers, as disclosed in this proxy statement.
- FOR the approval, on an advisory basis, of a frequency of annual advisory vote on compensation of our named executive officers.

Beneficial Owners. If you are a beneficial owner and you do not provide voting instructions to the broker or other nominee that holds your shares, the broker or other nominee will determine if it has the discretionary authority to vote on a particular proposal, and may not be able to vote on all proposals presented for a vote at the annual meeting, including Proposals 1, 2, 3, 5 and 6.

What will happen if I do not vote my shares?

Stockholders of Record. If you are the stockholder of record and you do not vote by proxy card, by telephone, by the internet or in person at the annual meeting, your shares will not be voted at the annual meeting.

Beneficial Owners. If you are the beneficial owner of shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote, which does not include non-routine matters, including Proposals 1, 2, 3, 5 and 6.

How do I vote and what are the voting deadlines?

Stockholders of Record. If you are a stockholder of record, you may vote by any of the following methods:

- **By Mail.** You may submit your vote by completing, signing and dating your proxy card received and returning it in the prepaid envelope so that it is received no later than May 23, 2011.
- **By Internet or Telephone.** You may vote your shares by Internet or telephone, by following the instructions in your Notice. If you vote by Internet or telephone, you should not return your proxy card. These votes must be received by 11:59 P.M., Central Time, on May 23, 2011.
- **In person at the annual meeting.** You may vote your shares in person at the annual meeting. Proxy cards will be available for you at the meeting, or you may bring the one provided to you, and deliver the completed and executed card to the inspector of election at the annual meeting.

Beneficial Owners. If you are a beneficial owner of your shares, you should receive a Notice of Internet Availability of Proxy Materials or voting instructions from the broker or nominee holding your shares. You should follow the instructions provided to you by your broker in order to properly advise them of your voting instructions. Shares held beneficially may be voted at the annual meeting only if you obtain a legal proxy from your broker or nominee giving you the right to vote, and presenting that legal proxy together with your vote to the inspector of election at the annual meeting.

Can I revoke or change my vote?

Stockholders of Record. If you are a stockholder of record, you may revoke your vote at any time before the final vote at the annual meeting by:

- signing and returning a new proxy card at a later date;
- submitting a vote by telephone or the Internet at a later date;
- attending the annual meeting and voting in person again; or
- delivering a written revocation to our Corporate Secretary at the address provided you to in this proxy statement or to **Broadridge Financial Services, 51 Mercedes Way, Edgewood, NY 11717, Attn: Vote Processing.**

Beneficial Owners. If you are the beneficial owner of your shares, you must contact your broker or nominee holding your shares, and follow their instructions for revocation or changing your vote.

Your attendance at the annual meeting will not automatically revoke your proxy unless you vote again at the annual meeting.

What is the effect of a broker non-vote?

Brokers or other nominees who hold shares of our common stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting directions from the beneficial owner at least ten days prior to the annual meeting. If the broker or nominee does not receive voting instructions from the beneficial owner in sufficient time to enable its timely voting of the shares, and does not have discretionary voting rights to vote the shares for particular proposals, such is treated as a broker non-vote. This broker non-vote will be counted for purposes of determining whether a quorum exists, but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal. In order to minimize the number of broker non-votes and to ensure that your voice is heard in the election of directors, ***we encourage you to provide voting instructions to the organization that holds your shares*** by carefully following the instructions provided in the Notice.

Who will count the votes?

Broadridge Financial Solutions, Inc. has been engaged as our independent agent to receive and tabulate our stockholder votes, and will act as our independent inspector of election, who will will certify the election results and perform any other acts required by the Delaware General Corporation Law.

How will the Stephens Inc. shares owned be voted?

Pursuant to the terms of a "voting trust agreement" entered into by Stephens Inc. and certain affiliates of Stephens Inc. which collectively own approximately 24.9% of our common stock, unless the Voting Trust is revoked or otherwise expires, the trustee of the Voting Trust must vote the shares of common stock held by the voting trust "FOR" or "AGAINST" any proposal or other matter submitted to our stockholders for approval in the same proportion as the votes cast "FOR" and "AGAINST" such proposal or other matter by all other stockholders, not counting abstentions. Therefore, each proxy received voting "FOR" or "AGAINST" any proposal will result in a proportionate number of shares held in the Voting Trust to be voted "FOR" or "AGAINST" a proposal. For proposals requiring a selection of a particular choice, including Proposal 6 submitted for vote of the stockholders by this proxy statement, the Voting Trust will be voted in the same proportion as the votes cast for each alternative, not counting abstentions. Abstentions and broker non-votes will not impact how the shares in the voting trust are counted.

How are Stockholder Proposals included in the proposals submitted to Stockholders for voting? How is any Other Business voted on by stockholders?

Stockholders have the right to seek to nominate directors and present proposals for inclusion in our proxy statement for consideration at an annual meeting of stockholders. To be included in our proxy statement and considered at our next annual meeting, you must submit nominations of directors or other proposals, in addition to meeting other legal requirements within appropriate time periods. We must receive your nominations and proposals for our 2012 annual meeting for possible consideration at the meeting no earlier than December 17, 2011 and no later than January 16, 2012, and for possible inclusion in the proxy statement by no later than December 17, 2011. However, if the date of the 2012 annual meeting changes by more than 30 days from the first anniversary date of this year's meeting, then we must receive your nominations and proposals within a reasonable time before we begin to print and mail our proxy materials if you want them included in the proxy statement.

We do not intend to bring any business before the 2011 annual meeting other than the matters described in this proxy statement and we have not been informed of any matters or proposals that may be presented at the meeting by stockholders. If however, any other business should properly arise and be properly submitted for a vote at the 2011 annual meeting, the persons appointed in the proxy have discretionary authority to vote in accordance with their best judgment.

Who is paying the cost of solicitation of proxies?

We will bear the cost of soliciting proxies. In addition to the solicitation of proxies by mail, solicitation may be made by our directors, officers and employees by other means, including telephone, e-mail or in person. No special compensation will be paid to directors, officers or employees for the solicitation of proxies. To solicit proxies, we may also request the assistance of banks, brokerage houses and other custodians, nominees or fiduciaries, and, upon request, will reimburse such organizations or individuals for their reasonable expenses in forwarding the Notice and other soliciting materials to beneficial owners and in obtaining authorization for the execution of proxies.

Do we provide for Electronic Delivery of Proxy Materials?

Pursuant to rules adopted by the SEC, we provide access to the proxy materials over the Internet. Accordingly, we are sending a **Notice of Internet Availability of Proxy Materials,** the Notice, to our stockholders owning shares of our common stock as of the Record Date. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our Annual Report on Form 10-K for the fiscal year ended January 31, 2011 and a form of proxy card or voting instruction card. In addition, the Notice will provide stockholders with instructions on how to request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. A stockholder's election to receive proxy materials by mail or electronically by e-mail will remain in effect until the stockholder terminates such election. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of the annual meeting and lower the costs of printing and distributing our proxy materials. If you choose to receive future proxy materials by e-mail, you will receive an e-mail message each successive year with instructions containing a link to those materials and a link to the proxy voting website.

Our proxy materials are also available on our website at www.conns.com, at www.proxyvote.com, and at the SEC's website at www.sec.gov.

How can I find the result of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final results will be published in a current report on Form 8-K or in our Form 10-Q for the quarter ended April 30, 2011, to be filed with the SEC within four business days after the annual meeting. The Form 8-K or Form 10-K will be posted on our website at www.conns.com, under "Investor Relations".

PROPOSALS FOR STOCKHOLDER ACTION

PROPOSAL ONE:
ELECTION OF DIRECTORS

Number of Directors to be Elected

Our board is currently constituted with ten director positions, seven (7) of which positions are to be elected at the 2011 annual meeting of stockholders. We currently intend to leave three vacant board position in place to allow the board time to determine viable and qualified candidates to fill one or all of those positions. The seven (7) directors elected at the annual meeting will hold office until the 2012 annual meeting of stockholders or until their respective successors have been elected and qualified or their earlier death resignation or removal. You may not vote for a greater number of directors than those nominated.

Criteria for Nomination to the Board of Directors. Those persons nominated to our board of directors are selected by the Nominating and Corporate Governance Committee in accordance with the Committee's charter, our Certificate of Incorporation and Bylaws, our Corporate Governance Guidelines, and the criteria determined by the board for our director candidates. In determining the original and current nominations of directors, the company, when it determined that it would attempt to become a publicly held company in 2003, and the Nominating and Corporate Governance Committee of our board of directors in considering the nomination of the directors identified below to serve until the 2012 annual meeting, sought and considered individuals with strong personal reputations and experience in business and other areas that are relevant and important to the financing, strategy and operations of the company. Each nominee for election as a director at this annual meeting of the stockholders of the company holds or has held senior executive positions in organizations providing such background and expertise objectives, and each has the necessary business and financial experience sought by the company in those areas, including strategic and financial planning, public company financing and reporting, compliance, risk management and leadership. Each of the nominated directors also has experience of serving on boards or in senior executive management of publicly held companies or governmental services requiring strong business and leadership acumen and implementation.

The Nominating and Corporate Governance Committee also considered and believes that each of the nominated individuals to serve as members of the board of directors has valuable personal and business attributes that have and will continue to be valuable to the company in their advice and guidance to the executive members of the company. The Nominating and Corporate Governance Committee takes into account in its considerations, diversity in range of backgrounds, perspectives and experience of the individuals it recommends for nomination to our board of directors. The specific experience of each nominee considered by the Nominating and Corporate Governance Committee is detailed in their respective biographies set forth below.

Board Nominees

Our board of directors met in March 2011 and considered the candidates for nomination for election to the board at the 2011 annual meeting of stockholders. The Nominating and Corporate Governance Committee of the board of directors, consisting of three independent members of the current board of directors, recommended that the full board nominate:

Marvin D. Brailsford
Jon E.M. Jacoby
Bob L. Martin
Douglas H. Martin
Scott L. Thompson
William T. Trawick
Theodore M. Wright

for election and re-election to the board of directors at the 2011 annual meeting. Each of the nominated directors was elected at our 2010 annual meeting and served on the board of directors during fiscal year ended January 31, 2011 and during the current fiscal year through the date of the 2011 annual meeting. In making these recommendations, the Nominating and Corporate Governance Committee considered the experience, qualifications, attributes and skills of each of the nominees as described above and the requirements and qualifications discussed under "Board of Directors - Nominating Policies and Procedures" on page 17 of this Proxy Statement.

Based on this recommendation, our board of directors has nominated the following individuals to be elected by the stockholders at the 2011 annual meeting:

Name	Position	Age	Director Since	Committee Membership
Marvin D. Brailsford	Independent Director	72	September 2003	Audit Committee - Chair
Jon E.M. Jacoby	Independent Director	73	April 2003	Compensation Committee - Chair Nominating and Corporate Governance Committee - Chair
Bob L. Martin	Independent Director	62	September 2003	Nominating and Corporate Governance Committee Compensation Committee
Douglas H. Martin	Director	57	September 2003	
Scott L. Thompson	Independent Director	52	June 2004	Audit Committee (Financial Expert)
William T. Trawick	Independent Director	64	September 2003	Compensation Committee Nominating and Corporate Governance Committee Audit Committee
Theodore M. Wright	Chairman of the Board, Interim Chief Executive Officer and President	48	September 2003	(1)

(1) Mr. Wright served on the Compensation Committee and as Chairman of the Audit Committee until his resignation effective February 27, 2011, following his election on February 27, 2011 as Interim Chief Executive Officer and President.

Those identified as "independent director" have been determined by our board to be independent. All nominees have consented to serve as directors. The board has no reason to believe that any of the nominees will be unable or unwilling to act as a director. In the event any of these nominated directors is unable to stand for election, the board of directors may either reduce the size of the board or designate a substitute.

For biographical information and the experience, qualifications, attributes and skills of each that caused the Nominating and Corporate Governance Committee and our board of directors to determine that the nominees should serve as one of our directors regarding each of the board's nominees for director, please refer to "Board of Directors - Board Nominees" on page 16 of this Proxy Statement.

We Recommend That You Vote FOR Each Of The Board Nominees.

PROPOSAL TWO:
APPROVAL OF THE 2011 EMPLOYEE OMNIBUS INCENTIVE PLAN

Our board of directors adopted the Conn's, Inc. 2011 Employee Omnibus Incentive Plan on March 29, 2011, subject to approval by our stockholders, to advance the interests of the company and its stockholders by enabling the company to attract and retain qualified individuals through opportunities for equity participation in our company, and to reward those individuals who contribute to our success and achievement of goals. As discussed under "Compensation Discussion and Analysis" on page 22, equity compensation is a key element of the company's total compensation, which the company believes motivates superior results by, among other things, aligning employee and stockholder interests.

General Description of the Omnibus Plan

Under the Omnibus Plan, all of our officers and employees are eligible to receive awards in the form of stock options, restricted stock, restricted stock units, performance stock, common stock and/or stock appreciation rights. While under the terms of the Omnibus Plan, either our board of directors or a committee thereof will administer the Omnibus Plan, the Compensation Committee of our board of directors is to be the administrator of the Omnibus Plan. As of March 29, 2011, we had approximately 2,700 officers and employees who would be eligible to participate in this Omnibus Plan. Generally, the Omnibus Plan is effective for ten years subject to early termination. If this proposal to approve the adoption of the Omnibus Plan is adopted, the Omnibus Plan will terminate at midnight on March 29, 2021, 10 years from the date of the Omnibus Plan's adoption by our board of directors, unless earlier terminated by our board of directors (provided that awards outstanding upon termination will continue according to their terms). Copies of the full text of the Omnibus Plan are available for review at our principal offices and we will furnish copies to our stockholders without charge upon written request directed to Conn's, Inc., 3295 College Street, Beaumont, Texas 77701, Attention: Corporate General Counsel. Further, for your convenience, a copy of the Omnibus Plan is posted on our website at www.conns.com, under "annual meeting documents".

Stock options granted under the Omnibus Plan may be either incentive stock options or non-statutory (also known as "non-qualified") stock options. Subject to early termination provisions, options may have a term of up to 10 years from the date of grant, provided, however, an option granted to an employee who owns stock representing more than 10% of the voting power of our stock on the date of the grant may not have a term greater than five years. Each option would be exercisable at such time as may be determined by the Omnibus Plan administrator, including upon the achievement of specified performance criteria and/or employment with the company for a specified period of time. However, the vesting may accelerate under certain conditions. The exercise price for the stock options will be determined by the Omnibus Plan administrator in its discretion at the time of the award and set forth in the award agreement, but cannot be less than the fair market value of the underlying stock on the date of the grant (if the option is being granted to an employee who, at the date of grant, owns more than 10% of our voting power, the exercise price cannot to be less than 110% of the fair market value of the underlying stock on the date of grant). The Omnibus Plan administrator will determine the methods and form of payment for the exercise price of an option, including, in the Omnibus Plan administrator's discretion, payment in company common stock.

A restricted stock award is a grant of shares of company common stock subject to a risk of forfeiture, restrictions on transferability, and any other restrictions imposed by the Compensation Committee in its discretion. Restrictions may lapse at such times and under such conditions as determined by the Omnibus Plan administrator (including satisfaction of specified performance criteria or the employee's continuing employment with the company for a specified period of time). Unless determined otherwise by the Omnibus Plan administrator and set forth in the award, restricted stock awards will have the same voting, dividend (other than extraordinary dividends), liquidation and other rights as unrestricted shares of the company's common stock. The Omnibus Plan administrator may require a legend to be placed on the stock certificates evidencing the restricted stock award, or noted in a certificateless book-entry stock account, referring to these restrictions until such shares vest.

A restricted stock unit award or RSU, represents a right to receive company common stock upon vesting, as determined by the Omnibus Plan administrator. The Omnibus Plan administrator may impose any vesting conditions, not inconsistent with the Omnibus Plan, including the achievement of certain performance criteria and/or employment with the company for a specified period of time. A holder of RSUs would have no voting, dividend, liquidation or other rights with respect to shares of common stock underlying the award prior to the participant's receipt of the company common stock underlying the award.

Performance stock awards under the Omnibus Plan may be issued under the Omnibus Plan, and the issuance of shares of company common stock pursuant to such performance stock awards will be subject to terms and conditions as determined by the Omnibus Plan administrator which are not inconsistent with the requirements of the Omnibus Plan, including the achievement of certain performance criteria.

The Omnibus Plan administrator may, in its discretion, grant awards of company common stock free of any restrictions to any employee or officer of the company.

An SAR is the right to receive an amount equal to the excess of the fair market value of one share of company common stock on the date of exercise or settlement over the grant price of the SAR, as determined by the Omnibus Plan administrator and set forth in the award agreement, but which may not be less than fair market value of the company common stock on the date of grant. SARs will be exercisable or settled as the Omnibus Plan administrator determines. The term of an SAR will be for a period determined by the Omnibus Plan administrator but will not exceed ten years. SARs may be paid in cash, company common stock or a combination of cash and stock, as the Omnibus Plan administrator provides in the award agreement.

Awards made under the Omnibus Plan may not be sold, pledged, assigned, or otherwise disposed of other than by will or by the laws of descent or distribution. However, the Omnibus Plan administrator may permit a participant to transfer of all or a portion of a non-statutory stock option or SAR, other than for value, to certain of the participant's relatives.

The Omnibus Plan provides for 1,200,000 shares of company common stock available for issuance. No participant may receive in any calendar year awards covering more than 300,000 shares of company common stock. If this proposal is approved, we intend to file a registration statement on Form S-8 to cover the registration of these shares of company common stock.

Administration of the Omnibus Plan

The board will appoint the Compensation Committee of the board to be the Omnibus Plan administrator. Except as provided in the NASDAQ exemptions, the members of the Compensation Committee must be "non-employee directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934 and "outside directors" as required under Section 162(m) of the Internal Revenue Code of 1986, as amended. Our Compensation Committee currently consists of Jon E.M. Jacoby, Bob L. Martin and William T. Trawick, each of whom has been deemed to be an independent director by our board of directors.

The Omnibus Plan administrator has discretion in determining the type of award, and the terms, restrictions and conditions of each award granted under the Omnibus Plan. The Omnibus Plan administrator is permitted, in its discretion, to change and/or rescind the terms of any award granted under the Omnibus Plan as long as such change or rescission does not adversely affect the rights of the award recipient as stated in the applicable award agreement.

Amendment of the Omnibus Plan

The Omnibus Plan may be amended or terminated by the board at any time. However, no amendment may adversely affect a participant's rights under an outstanding award without the participant's consent. In addition, our stockholders must approve any amendment to increase the number of authorized shares under the Omnibus Plan, to change employees eligible to participate in the Omnibus Plan, to change the manner in which options are issued or exercised, to extend the term of the Omnibus Plan or to adopt any amendment which otherwise requires stockholder approval under NASDAQ rules.

If any change is made to the company's capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Omnibus Plan administrator in the shares subject to an outstanding award under the Omnibus Plan.

Federal Tax Effects of Participation in the Omnibus Plan

The following discussion is for general information only and is intended to summarize briefly the U.S. federal tax consequences to participants arising from participation in the Omnibus Plan. This description is based on current law, which is subject to change (possibly retroactively). The tax treatment of a participant in the Omnibus Plan may vary depending on his particular situation and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state, or local tax consequences.

Nonstatutory Stock Options; SARs; Incentive Stock Options. Participants will not realize taxable income upon the grant of a nonstatutory stock option or SAR. Upon the exercise of a nonstatutory stock option or SAR, a participant will recognize ordinary compensation income (subject to withholding by the company) in an amount equal to the excess of (i) the amount of cash and the fair market value of the common stock received, over (ii) the exercise price (if any) paid. A participant will generally have a tax basis in any shares of common stock received pursuant to the exercise of SAR, or pursuant to the cash exercise of a nonstatutory stock option, that equals the fair market value of such shares on the date of exercise. Subject to the tax code limitations on deductibility discussed below, the company will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

Participants eligible to receive an incentive stock option will not recognize taxable income on the grant of an incentive stock option. Upon the exercise of an incentive stock option, a participant will not recognize taxable income, although the excess of the fair market value of the shares of common stock received upon exercise of the incentive stock option or, ISO Stock, over the exercise price will increase the alternative minimum taxable income of the participant, which may cause such participant to incur alternative minimum tax. The payment of any alternative minimum tax attributable to the exercise of an incentive stock option would be allowed as a credit against the participant's regular tax liability in a later year to the extent the participant's regular tax liability is in excess of the alternative minimum tax for that year.

Upon the disposition of ISO Stock that has been held for the requisite holding period (at least two years from the date of grant and one year from the date of exercise of the incentive stock option), a participant will recognize capital gain (or loss) equal to the excess (or shortfall) of the amount received in the disposition over the exercise price paid by the participant for the ISO Stock. However, if a participant disposes of ISO Stock that has not been held for the requisite holding period (a "disqualifying disposition"), the participant will recognize ordinary compensation income in the year of the disqualifying disposition in an amount equal to the amount by which the fair market value of the ISO Stock at the time of exercise of the incentive stock option (or, if less, the amount realized in the case of an arm's length disposition to an unrelated party) exceeds the exercise price paid by the participant for such ISO Stock. A participant would also recognize capital gain to the extent the amount realized in the disqualifying disposition exceeds the fair market value of the ISO Stock on the exercise date. If the exercise price paid for the ISO Stock exceeds the amount realized (in the case of an arm's-length disposition to an unrelated party), such excess would ordinarily constitute a capital loss.

The company will not be entitled to any federal income tax deduction upon the grant or exercise of an incentive stock option, unless the participant makes a disqualifying disposition of the ISO Stock. If the participant makes a disqualifying disposition, the company will then, subject to the tax code limitations on deductibility discussed below, be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by a participant under the rules described in the preceding paragraph.

Under current rulings, if a participant transfers previously held shares of common stock (other than ISO Stock that has not been held for the requisite holding period) in satisfaction of part or all of the exercise price of a nonstatutory stock option or incentive stock option, no additional gain will be recognized on the transfer of such previously held shares in satisfaction of the nonstatutory stock option or incentive stock option exercise price (although a participant would still recognize ordinary compensation income upon exercise of a nonstatutory stock option in the manner described above). Moreover, that number of shares of common stock received upon exercise which equals the number of shares of previously held common stock surrendered in satisfaction of the nonstatutory stock option or incentive stock option exercise price will have a tax basis that equals, and a capital gains holding period that includes, the tax basis and capital gains holding period of the previously held shares of common stock surrendered in satisfaction of the nonstatutory stock option or incentive stock option exercise price. Any additional shares of common stock received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the participant, plus the amount of compensation income recognized by the participant under the rules described above.

The Omnibus Plan allows the Omnibus Plan administrator to permit the transfer of nonstatutory stock options and SARs in limited circumstances. For income and gift tax purposes, certain transfers of nonstatutory stock options and SARs generally should be treated as completed gifts, subject to gift taxation.

The Internal Revenue Service, or the IRS, has not provided formal guidance on the income tax consequences of a transfer of nonstatutory stock options or SARs. However, the IRS informally has indicated that after a transfer of stock options, the transferor will recognize income, which will be subject to withholding, and FICA/FUTA taxes will be collectible at the time the transferee exercises the stock options.

In addition, if the participant transfers a vested nonstatutory option to another person and retains no interest in or power over it, the transfer is treated as a completed gift. The amount of the transferor's gift (or generation-skipping transfer, if the gift is to a grandchild or later generation) equals the value of the nonstatutory stock option at the time of the gift. The value of the nonstatutory stock option may be affected by several factors, including the difference between the exercise price and the fair market value of the stock, the potential for future appreciation or depreciation of the stock, the time period of the nonstatutory stock option and the illiquidity of the nonstatutory stock option. The transferor will be subject to a federal gift tax, which will be limited by the annual exclusion of $13,000 per done (for calendar year 2011), the transferor's lifetime unified credit, or the marital or charitable deductions. The gifted nonstatutory stock option will not be included in the participant's gross estate for purposes of the federal estate tax or the generation-skipping transfer tax.

This favorable tax treatment for vested nonstatutory stock options has not been extended to unvested nonstatutory stock options. Whether such consequences apply to unvested nonstatutory stock options is uncertain and the gift tax implications of such a transfer are a risk the transferor will bear upon such a disposition. The IRS has not specifically addressed the tax consequences of a transfer of SARs.

Restricted Stock Awards; RSUs; Performance Stock; Common Stock. A participant will recognize ordinary compensation income as a result of the receipt of common stock pursuant to a restricted stock award, RSU, performance stock award or bonus stock award in an amount equal to the fair market value of the common stock when such stock is received; provided, however, that if the stock is not transferable and is subject to a substantial risk of forfeiture when received (as in the case of a restricted stock award or performance stock award), a participant will recognize ordinary compensation income in an amount equal to the fair market value of the common stock when the common stock first becomes transferable or is no longer subject to a substantial risk of forfeiture in cases where a participant (i) does not make a valid election under section 83(b) of the Code or (ii) when the common stock is received in cases where a participant makes a valid election under section 83(b) of the Code.

A participant will be subject to withholding for federal, and generally for state and local, income taxes at the time he recognizes income under the rules described above with respect to common stock received. Dividends that are received by a participant prior to the time that the common stock is taxed to the participant under the rules described in the preceding paragraph are taxed as additional compensation, not as dividend income. The tax basis in the common stock received by a participant will equal the amount recognized by him as compensation income under the rules described in the preceding paragraph, and the participant's capital gains holding period in those shares will commence on the later of the date the shares are received or the restrictions with respect to the shares lapse.

Subject to the discussion below, the company will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a Participant under the foregoing rules.

Tax Code Limitations on Deductibility. In order for the amounts described above to be deductible by the company, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses.

The ability of the company to obtain a deduction for future payments under the Omnibus Plan could also be limited by the golden parachute payment rules of section 280G of the Code, which prevent the deductibility of certain excess parachute payments made in connection with a change in control of an employer-corporation.

Finally, the ability of the company to obtain a deduction for amounts paid under the Omnibus Plan could be limited by section 162(m) of the Code, which limits the deductibility, for federal income tax purposes, of compensation paid to certain executive officers of a publicly traded corporation to $1,000,000 with respect to any such officer during any taxable year of the corporation. However, an exception applies to this limitation in the case of certain performance-based compensation. In order to exempt performance-based compensation from the $1,000,000 deductibility limitation, the grant or vesting of the award relating to the compensation must be based on the satisfaction of one or more performance goals as selected by the Omnibus Plan administrator. Although the Omnibus Plan has been drafted to satisfy the requirements for the performance-based compensation exception, the company may determine that it is in its best interests not to satisfy the requirements for the exception.

We Recommend That You Vote FOR Approval Of
The 2011 Employee Omnibus Incentive Plan

PROPOSAL THREE:
APPROVAL OF THE 2011 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN

Our board of directors adopted the Conn's, Inc. 2011 Non-Employee Director Plan on March 29, 2011, subject to approval by our stockholders, to advance the interests of us and our stockholders by enabling us to attract and retain qualified individuals to serve on our board of directors who are not our employees. The Director Plan is intended to enable these individuals to acquire or increase ownership interests in us on a basis that will even better align our directors' and stockholders' interests.

General Description of the Director Plan

Under the Director Plan, each new non-employee director shall receive an initial award of a number of shares of restricted stock as determined by the Compensation Committee. As of March 29, 2011, we had 6 non-employee directors. Each continuing non-employee director immediately following each annual stockholders meeting occurring following that individual's becoming a director shall receive an annual award of a number of shares of restricted stock as determined by the Compensation Committee. While under the terms of the Director Plan, either our board of directors or a committee thereof will administer the Director Plan, the Compensation Committee of our board of directors is to be the administrator of the Director Plan. Generally, the Director Plan is effective for ten years subject to early termination. If this proposal to approve the Director Plan is adopted, the term of the Director Plan will be set to expire at midnight on March 29, 2021, ten years from the date our board of directors adopted the Director Plan. Copies of the full text of the Director Plan are available for review at our principal offices and we will furnish copies to our stockholders without charge upon written request directed to Conn's, Inc., 3295 College Street, Beaumont, Texas 77701, Attention: Corporate General Counsel. Further, for your convenience, a copy of the Director Plan is posted on our website at www.conns.com, under "annual meeting documents".

A restricted stock award is a grant of shares of company common stock subject to a risk of forfeiture, restrictions on transferability, and any other restrictions imposed by the Director Plan administrator in its discretion. Restrictions may lapse at such times and under such conditions as determined by the Director Plan administrator (including satisfaction of specified performance criteria or the employee's continuing employment with the company for a specified period of time). Unless otherwise stated in the restricted stock award agreement, the restricted stock award will vest through the annual meeting next following the grant on the first anniversary of the date of grant, provided the recipient continues to serve on the board. Unless determined otherwise by the Director Plan administrator and set forth in the award, restricted stock awards will have the same voting, dividend (other than extraordinary dividends), liquidation and other rights as unrestricted shares of the company's common stock. The Director Plan administrator may require a legend to be placed on the stock certificates evidencing the restricted stock award, or noted in a certificateless book-entry stock account, referring to these restrictions until such shares vest.

A restricted stock unit award (RSU) represents a right to receive company common stock upon vesting, as determined by the Plan administrator. The Director Plan administrator may impose any vesting conditions, not inconsistent with the Director Plan, including the achievement of certain performance criteria and/or employment with the company for a specified period of time. A holder of RSUs would have no voting, dividend, liquidation or other rights with respect to shares of common stock underlying the award prior to the participant's receipt of the company common stock underlying the award.

Awards made under the Director Plan may not be sold, pledged, assigned, or otherwise disposed of other than by will or by the laws of descent or distribution.

The Director Plan provides for 300,000 shares of company common stock to be available for issuance. If this proposal is approved, we intend to file a registration statement on Form S-8 to cover the registration of these shares of company common stock.

Administration of the Director Plan

The board intends to appoint the Compensation Committee of the board as the Director Plan administrator. Except as provided in the NASDAQ exemptions, the members of the Compensation Committee must be "non-employee directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934 and "outside directors" as required under Section 162(m) of the Internal Revenue Code of 1986, as amended. Our Compensation Committee currently consists of Jon E.M. Jacoby, Bob L. Martin and William T. Trawick, each of whom has been deemed to be an independent director by our board of directors.

The Director Plan administrator has discretion in determining the type of award, and the terms, restrictions and conditions of each award granted under the Director Plan. The Director Plan administrator is permitted, in its discretion, to change and/or rescind the terms of any award granted under the Director Plan as long as such change or rescission does not adversely affect the rights of the award recipient as stated in the applicable award agreement.

Amendment of the Directors Plan

The Directors Plan may be amended or terminated by the board at any time. However, no amendment may adversely affect a participant's rights under an outstanding award without the participant's consent. In addition, our stockholders must approve any amendment to increase the number of authorized shares under the Director Plan, to change employees eligible to participate in the Director Plan, to change the manner in which options are issued or exercised, to extend the term of the Director Plan or to adopt any amendment which otherwise requires stockholder approval under NASDAQ rules.

If any change is made to the company's capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Director Plan administrator in the shares subject to an outstanding award under the Director Plan.

Federal Tax Effects of Participation in the Director Plan

The following discussion is for general information only and is intended to summarize briefly the U.S. federal tax consequences to participants arising from participation in the Director Plan. This description is based on current law, which is subject to change (possibly retroactively). The tax treatment of a participant in the Director Plan may vary depending on his particular situation and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state, or local tax consequences.

A participant will recognize ordinary compensation income as a result of the receipt of common stock pursuant to a restricted stock award or RSU in an amount equal to the fair market value of the common stock when such stock is received; provided, however, that if the stock is not transferable and is subject to a substantial risk of forfeiture when received (as in the case of a restricted stock award), a Participant will recognize ordinary compensation income in an amount equal to the fair market value of the common stock when the common stock first becomes transferable or is no longer subject to a substantial risk of forfeiture in cases where a participant (i) does not make a valid election under section 83(b) of the Code or (ii) when the common stock is received in cases where a participant makes a valid election under section 83(b) of the Code.

A participant will be subject to withholding for federal, and generally for state and local, income taxes at the time he recognizes income under the rules described above with respect to common stock received. Dividends that are received by a participant prior to the time that the common stock is taxed to the participant under the rules described in the preceding paragraph are taxed as additional compensation, not as dividend income. The tax basis in the common stock received by a participant will equal the amount recognized by him as compensation income under the rules described in the preceding paragraph, and the participant's capital gains holding period in those shares will commence on the later of the date the shares are received or the restrictions with respect to the shares lapse.

Subject to the discussion below, the company will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a Participant under the foregoing rules.

Tax Code Limitations on Deductibility. In order for the amounts described above to be deductible by the company, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses.

The ability of the company to obtain a deduction for future payments under the Director Plan could also be limited by the golden parachute payment rules of section 280G of the Code, which prevent the deductibility of certain excess parachute payments made in connection with a change in control of an employer-corporation.

We Recommend That You Vote FOR Approval Of
The 2011 Non-Employee Director Restricted Stock Plan

PROPOSAL FOUR:
RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP served as our independent registered public accounting firm for the fiscal year ended January 31, 2011. The Audit Committee of the board of directors has selected Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2012. Our board of directors has further directed that we submit the selection of our independent registered public accounting firm for ratification by the stockholders at the 2011 annual meeting. Stockholder ratification of the selection of Ernst & Young, LLP as our independent registered public accounting firm is not required by our Bylaws or otherwise. However, the board is submitting the selection of Ernst & Young, LLP to the stockholders for ratification as a matter of good corporate practice. The Audit Committee believes it to be in the best interests of our stockholders to retain Ernst & Young, LLP as our independent registered public accounting firm for the fiscal year ended January 31, 2012. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young, LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent public accounting firm at any time during the year if they determine that such a change would be in our best interests and those of our stockholders. The Audit Committee annually reviews the performance of our independent public accountants and the fees charged for their services. The Audit Committee anticipates, from time to time, obtaining competitive proposals from other independent public accounting firms for our annual audit. Based upon the Audit Committee's analysis of this information, we will determine which independent public accounting firms to engage to perform our annual audit each year. Representatives of Ernst & Young, LLP will attend the 2011 annual meeting of stockholders and will be available to respond to appropriate questions that may be asked by stockholders. These representatives will also have an opportunity to make a statement at the meeting if they desire to do so.

We Recommend That You Vote FOR the Ratification of Ernst & Young, LLP As Our Independent Registered Public Accounting Firm.

PROPOSAL FIVE:
ADVISORY VOTE FOR APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve or disapprove, in a non-binding advisory vote, the compensation of our named executive officers.

As described in our "Compensation Discussion and Analysis", beginning on page 22, our compensation program for executives is designed to (i) reward performance that increases our stockholder value, including individual measured goals and objectives, (ii) attract, retain and motivate executives by offering competitive compensation, and (iii) build and encourage ownership of shares of our common stock. Toward these goals, our compensation program has been designed and implemented to reward our executives for strong financial and operating performance and leadership attributes and examples, and to coordinate these criteria with those of our stockholders. These goals are intended to reward our executive officers and encourage their long term commitment to the company. We believe that our compensation programs, consisting of base salary, annual bonus programs tied to the objective success of our company's financial performance, and an equity incentive compensation program through granting of stock options, and if Proposal Two is approved, through the granting of restricted stock and other equity opportunities, tied to the executive officers performance, retention and motivation, fulfill our objectives. Please read the "Compensation Discussion and Analysis", beginning on page 22 for a complete discussion of these objectives, the determination of and the elements of compensation and awards for our executive officers, as well as these elements paid and awarded during our fiscal year 2011.

The Compensation Committee of our board of directors in applying these objectives, has historically relied upon:

- input and recommendations received from our Chairman and Chief Executive Officer regarding the performance of each executive officer other than the Chairman and the Chief Executive Officer each of whose performance is analyzed by the Compensation Committee, the provided documented support for the attainment by individual executive officers of their respective goals and objectives, and areas of responsibilities and expectations for future performance and goal attainment;
- publicly available information with respect to the executive compensation practices of certain public companies in our industry and peer groups; and
- the individual members of the Compensation Committee knowledge of industry compensation practices and programs.

Commencing for our fiscal year 2012, our Compensation Committee has engaged a compensation consultant to analyze our compensation programs, including those for our executive officers, and to make recommendations to the Compensation Committee regarding our compensation programs for our executive officers.

Additionally, the Compensation Committee has recommended the adoption of the "2011 Employee Omnibus Stock Plan", which is the subject of Proposal Two presented in this proxy statement, which, if approved, will provide the Compensation Committee other elements of equity compensation to accomplish the company's compensation goals and objectives.

The vote on this Proposal is advisory, and not binding on us, the Compensation Committee or our board of directors. To the extent there is any significant vote against the named executive officers' compensation, the Compensation Committee will consider our stockholders' advisory vote, and evaluate whether and if so to the extent any actions are necessary to address our named executive officers' compensation program.

We Recommend That You Vote FOR Approval Of The Compensation Of Our Named Executive Officers.

PROPOSAL SIX:
ADVISORY VOTE ON FREQUENCY OF AN ADVISORY VOTE ON COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The Dodd-Frank Act enables our stockholders to indicate how frequently we should seek an advisory vote on the compensation of our named executive officers, such as Proposal Five presented for vote to the stockholders in this proxy statement. By voting on this Proposal Six, stockholders may indicate their preference for an advisory vote on named executive officers' compensation once every one, two or three years.

After discussions and consideration of this Proposal and the preferred frequency of asking our stockholders consideration of our named executive officers' compensation, our board of directors has determined that an advisory vote on our named executive officers' compensation should occur every year in order that our company receives the opinions of our stockholders in a timely manner. This annual vote would enable our board of directors to consider annually the views of our stockholders and to determine whether our company's compensation package should be adjusted to reflect those opinions.

You may cast your vote for one, two or three years or abstain from voting. The option receiving the highest number of votes will be the frequency requested by our stockholders in this advisory vote. However, since the vote is advisory, our board of directors may decide, in its opinion, that it is in the best interests of the company and our stockholders to hold the advisory vote on executive compensation more or less frequently than the option receiving the most votes from our stockholders.

**We Recommend A Vote FOR The Option Of Every Year
As Frequency With Which Stockholders Are Provided An
Advisory Vote on Compensation of Our Named Executive Officers**

BOARD OF DIRECTORS

Board of Director Nominees

Marvin D. Brailsford has served as a director since September 2003. From 1996 until 2002, General Brailsford served as Vice President-Material Stewardship Project Manager for the U.S. government's Rocky Flats Environmental Technology Site where he was responsible for managing engineered systems and commodities purchasing. From 1992 to 1996, General Brailsford was president of the Brailsford Group, Inc., a management consulting company, and served as president of Metters Industries, Inc., an information technology and systems engineering company, during this time period. In 1992, he retired from the U.S. Army as a Lieutenant General, after 33 years of service, most recently where he served as Deputy Commanding General Materiel Readiness/Executive Director for Conventional Ammunition at the U.S. Materiel Command in Alexandria, Virginia. Since 1996, General Brailsford has served on the board of directors of Illinois Tool Works, Inc. and has been a member of its audit committee and chairman of its corporate governance and nominating committee. He also serves or has served on the boards of directors of various private and governmental entities. General Brailsford earned a B.S. degree in biology from Prairie View A & M University and a M.S. degree in bacteriology from Iowa State University. He is also a graduate of the Executive Program at the Graduate School of Business Administration, University of California at Berkley; Harvard University's John F. Kennedy School of Government; the U.S. Army Command and General Staff College; and the Army War College.

General Brailsford has extensive experience overseeing and evaluating complex operational processes which enhance the analysis of our own internal operations, programs and processes. He is a highly respected leader who brings extensive experience from his days serving our country, and extensive board management and corporate governance experience to our board of directors.

Jon E. M. Jacoby has served as a director since April 2003. In September 2006 Mr. Jacoby was elected Vice Chairman and Senior Principal of Stephens Group LLC, a family-owned investment company, and, on June 30, 2006, was elected as Executive Vice President of SF Holdings, Inc., formerly known as The Stephens Group, Inc. In September 2003, he retired as a Vice Chairman of Stephens Inc., where he was employed since 1963. His positions included Investment Analyst, Assistant to the President and Manager of the Corporate Finance Department and the Special Investments Department for Stephens Group, Inc. During the previous five years, Mr. Jacoby served as a director of Stephens Group, Inc. and its then wholly-owned subsidiary Stephens Inc. until 2006, and of Sangamo BioSciences, Inc. until 2007. Mr. Jacoby has also previously served on the board of directors of Delta and Pine Land Company, Power-One, Inc. and Eden Bioscience Corporation. He received his B.S. from the University of Notre Dame and his M.B.A. from Harvard Business School.

Mr. Jacoby brings to our board of directors expertise in investment and financial analysis through his career and other board experience. His experience in investment valuation and analysis makes him a valuable resource to our board of directors. Additionally, Mr. Jacoby's relationship with holders of a large number of our company's shares of stock helps the board of directors to have more direct insight into how its decisions impact our stockholders.

Bob L. Martin has served as director since September 2003. Mr. Martin has over 34 years of retailing and merchandising experience. Prior to retiring from the retail industry in 1999, he headed the international operations of Wal-Mart International, Inc. for 15 years. From 1968 to 1983 Mr. Martin was responsible for technology services for Dillard's, Inc. During the previous five years, Mr. Martin served as a director of Dillard's, Inc. until 2006, and currently serves on the board of directors of Gap, Inc., Sabre Holdings Corporation, Furniture Brands International and Guitar Center, Incorporated. He has experience as chairman of the corporate governance committee and compensation committee, and has been a member of the audit committee of publicly held companies. Mr. Martin attended South Texas University and holds an honorary doctorate degree from Southwest Baptist University.

Mr. Martin was selected to serve on our board of directors due to his extensive experience in information technology and the retail industry, as well as his service and experience on a host of other public company boards. Mr. Martin's experiences contribute to our board of directors' understanding of innovations and issues affecting information technologies and retail strategies in our industry and marketplace.

Douglas H. Martin has served as a director of the predecessor to the company since 1998, and was appointed as one of our in September 2003, when we became a publicly held entity. Mr. Martin is an Executive Vice President of Stephens Inc. where he has been employed since 1981. He is responsible for the investment of the firm's capital in private companies. Mr. Martin serves as a member of the board of directors of numerous privately held companies. He received his B.A. in physics and economics from Vanderbilt University and his M.B.A. from Stanford University.

Mr. Martin brings to our board of directors diverse experience in investment analysis and valuation, and has extensive experience and insights into debt and equity financing and structuring, capital markets and capitalization strategies. Mr. Martin brings historical working knowledge of our company to our board of directors due to his long tenure and relationship with us. Mr. Martin's relationship with the holders of a large number of shares of our stock also helps the board of directors to have more direct insight into how its decisions impact our stockholders.

Scott L. Thompson has served as a director since June 2004. Mr. Thompson has been designated as a certified director by the National Association of Corporate Directors. Mr. Thompson is currently the Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc., and a member of its board of directors, positions he has held since October 13, 2008. From May 2008 until October 13, 2008, Mr. Thompson served as Senior Executive Vice president and Chief Financial Officer of Dollar Thrifty. Mr. Thompson retired from Group 1 Automotive, Inc. where he played a major role in the founding and subsequent growth of that New York Stock Exchange listed and Fortune 500 Company. He served as Executive Vice President, Chief Financial Officer and Treasurer of Group 1 from February 2002 until his retirement in January 2004. From 1996 until February 2002, Mr. Thompson served as Senior Vice President, Chief Financial Officer and Treasurer of Group 1. From 1991 to 1996, Mr. Thompson served as Executive Vice President, Operations and Finance for KSA Industries, Inc., a billion dollar diversified enterprise with interests in automotive retailing, investments, energy and professional sports. Mr. Thompson has previously served, during the previous five years, on the board of directors of UAP Holding Corp. through 2008, and is currently the Chairman of the Board of Houston Wire and Cable. Mr. Thompson has extensive experience in automotive retailing, investments, energy and professional sports and is a certified public accountant.

Mr. Thompson's varied and valuable experience in the financial, retail, operational, corporate governance and accounting areas of business brings invaluable background and assets to our board of directors. He also brings our board of directors a high level of executive experience due to his serving as chief executive officer of a public company, as well as his serving as a director of other public company boards of directors, and by being designated as a Certified Director by the National Association of Corporate Directors.

William T. Trawick has served as a director since September 2003, when we became a publicly held entity. Since August 2000, Mr. Trawick has served as Executive Director of NATM Buying Corporation where he oversees the administrative activities of the multi-billion dollar regional group purchasing program of which we are a member. He also functioned as a consultant to our merchandising department until September, 2006. From September 1996 to July 1999, Mr. Trawick served as our Vice President of Merchandising and was responsible for all product purchasing, merchandising and store operations.

Mr. Trawick's continued and extensive experience in retail product purchasing and merchandising provides our board with invaluable insights on current purchasing, merchandising and market issues facing the company and our competitors.

Theodore M. Wright was elected non-executive Chairman of our board of directors by our board of directors effective December 7, 2010. Mr. Wright has served as a director of our company since September 2003, when we became a publicly held entity. Mr. Wright was elected as our Interim Chief Executive Officer and President of our company effective February 27, 2011. Mr. Wright served as the President of Sonic Automotive, Inc., a New York Stock Exchange listed and Fortune 300 automotive retailer, from October 2002 until his retirement in April 2005. Previously Mr. Wright served as its Chief Financial Officer from April 1997 to April 2003. Mr. Wright also served on Sonic Automotive, Inc. board of directors from 1997 through 2004. From 1995 to 1997, Mr. Wright was a Senior Manager in Deloitte & Touche LLP's Columbia, South Carolina office. From 1994 to 1995, he was a Senior Manager in Deloitte & Touche LLP's National Office of Accounting Research and SEC Services Department. Mr. Wright currently serves on the board of directors of Titan Machinery, Inc., and serves as a member of its audit committee and its compensation committee. Mr. Wright received a B.A. from Davidson College.

Mr. Wright has extensive accounting knowledge and public company audit committee experience and provides valuable guidance to our board of directors in overseeing financial and accounting aspects of our company's operations. In addition, his prior experience as executive of a public company in the retail industry provides additional insights to our board of directors.

If elected, these directors will serve one year terms which expire at our 2012 annual meeting of stockholders.

Nomination Policies and Procedures Governance

In preparation of our initial public offering, we conducted a thorough process of selecting qualified directors for our board. All directors whose terms expire at this annual meeting, except Mr. Jacoby, Dr. Nylin, and Mr. Thompson, were appointed in September 2003 in preparation for that offering. Mr. Jacoby was appointed to our board in April 2003, Mr. Thompson was appointed to our board in June 2004, and Dr. Nylin was appointed to our board in March 2006 and is retiring following our 2011 annual meeting. Our independent directors acted as the nominating committee prior to the creation of the Nominating and Corporate Governance Committee by our board of directors at its board meeting held in March 2008. The Nominating and Corporate Governance Committee consists of three of our independent directors.

The goal of our board has been and continues to be, to identify nominees for service on the board of directors who will bring a diversity and variety of perspectives and skills from their professional and business experience. In carrying out its function to nominate candidates for election to our board, the Nominating and Corporate Governance Committee considers the mix of skills, experience, character, commitment, and diversity – diversity being broadly construed to mean a variety of opinions, perspectives, experiences and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating characteristics, all in the context of the requirements of our board at that point in time. The Nominating and Corporate Governance Committee will assess the effectiveness of this policy annually in connection with the nomination of directors for election at the annual meeting of stockholders. In furtherance of our board's goal of identifying and selecting nominees, our board has adopted nominating policies and procedures which are available on our website at www.conns.com under "Investor Relations – Corporate Governance".

The Nominating and Corporate Governance Committee assists the board in fulfilling its responsibilities by (1) identifying individuals believed to be qualified to become members of the board, consistent with criteria approved by the board, (2) recommending to the board candidates for election or reelection as directors, including director candidates submitted by our stockholders, and (3) overseeing, reviewing and making periodic recommendations to the board concerning our corporate governance policies.

The Nominating and Corporate Governance Committee will consider candidates for nomination proposed by stockholders so long as they are made in accordance with the provisions of Section 2.14 of our Bylaws. Section 2.14 of our Bylaws requires that the stockholder provide written notice to our Secretary no later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the anniversary date of the mailing of the proxy statement for the immediately preceding annual meeting of the stockholders. The notice to our Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in the business by the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address, as they appear on the company's books, of such stockholder and beneficial owner; and (ii) the class and number of shares of the company that are owned beneficially and held of record by such stockholder and such beneficial owner. Notwithstanding this procedure, the board may, in its discretion, exclude from any proxy materials sent to stockholders any matters that may properly be excluded under the Exchange Act, Securities and Exchange Commission rules or other applicable laws.

The Charter of the Nominating and Corporate Governance Committee sets forth the minimum requirements for a person to be qualified to be a member of the board of directors, which are that a person must (i) be an individual of the highest character and integrity and have an inquiring mind, vision, a willingness to ask hard questions and the ability to work well with others; (ii) be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper and reasonable performance of the responsibilities of a director; (iii) be willing and able to devote sufficient time to the affairs of the company and be diligent in fulfilling the responsibilities of a director and board committee member (including developing and maintaining sufficient knowledge of the company and its industry; reviewing and analyzing reports and other information important to the board and committee responsibilities; preparing for, attending and participating in board and committee meetings; and satisfying appropriate orientation and continuing education guidelines); and (iv) have the capacity and desire to represent the balanced, best interest of the stockholders as a whole and not primarily a special interest group or constituency. The Nominating and Corporate Governance Committee evaluates whether certain individuals possess the foregoing qualities and recommends to the board for nomination candidates for election or re-election as directors at the annual meeting of stockholders, or if applicable, at a special meeting of stockholders. This process is the same regardless of whether the nominee is recommended by our board or one of our stockholders.

Independent Board Composition

NASDAQ requires that a majority of the board of directors of a listed company be "independent." NASDAQ's rules provide that an independent director is a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship that, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The board has determined that each of Marvin D. Brailsford, Jon E.M. Jacoby, Bob L. Martin, William T. Trawick, and Scott L. Thompson is "independent" as defined under SEC and NASDAQ rules. Prior to his becoming our Interim Chief Executive Officer and President on

February 27, 2011, Theodore M Wright had been determined by our board as "independent" as defined under SEC and NASDAQ rules.

In the course of determination of director independence, the board considered Mr. Jacoby's service as Vice Chairman and Senior Principal of Stephens Group LLC, a merchant banking firm, and as Executive Vice President of SF Holdings, Inc. The board also considered the transfer of shares of our Common Stock equal to 24.1% of our outstanding shares, at the time Mr. Jacoby's independence was considered, by and out of the Stephens Voting Trust, including shares held by Mr. Jacoby to SG-1890 LLC. Mr. Jacoby is affiliated with SG-1890 LLC, but is neither involved in nor affiliated with Stephens Inc., which provides investment banking and brokerage services to us. Stephens Inc. and its affiliates hold its shares in our company through the Conn's Voting Trust. After taking into account such positions held by Mr. Jacoby with a significant stockholder, given his exercise of independent judgment as one of our directors over the years, and the fact that Mr. Jacoby is not involved with Stephens Inc., the investment banking firm, our board has determined that the above-described relationships would not interfere with the exercise of Mr. Jacoby's independent judgment in carrying out his responsibilities as one of our directors.

The independent directors of the board held executive sessions at each regular meeting of the board of directors during fiscal 2011.

Board Meetings

During fiscal 2011, the board held four regularly scheduled meetings and ten telephonic meetings. Each person serving as a director during fiscal 2011 attended at least seventy-five percent (75%) of the board meetings held during the period, except Jon E.M. Jacoby. The ten telephonic board of directors' meetings were meetings during September, October and November of 2010 during our negotiation and completion of the restructure of our debt obligations and refinancings, and during our processes toward and the completion of our successful right offering, all of which were consummated on November 30, 2010. The meetings, while scheduled in advance, were primarily to bring the members of the board of directors current on the status of these financing activities and our operations and related activities. Due to the timing of these telephonic meetings, one of our directors, Jon E.M. Jacoby, was unable to attend four of the meetings due to his previously scheduled trips. Mr. Jacoby, however, was apprised weekly in writing of the status of these projects to enable him to maintain current and working knowledge of these activities and to allow him the opportunity to respond and provide feedback. Mr. Jacoby attended all regularly scheduled meetings of the board of directors, and, as chairman of Compensation Committee, attending both meetings of the Compensation Committee held during the fiscal year 2011. Further, as a member of the Debt Committee of our board of directors formed to analyze and approve our refinancing activities, Mr. Jacoby attended each of the two meetings of the Debt Committee during our fiscal year 2011, and voted by unanimous written consent for the only two additional actions of the Debt Committee. Finally, Mr. Jacoby served on our Nominating and Corporate Governance Committee, and attended both meetings of the Nominating and Corporate Governance Committee held during fiscal 2011.

Policy Regarding Director Attendance at the Annual Meeting of Stockholders

It is our policy that each member of the board of directors is encouraged to attend our annual meeting of stockholders. Each director serving at the time of last year's annual meeting attended our annual meeting of stockholders.

Committees of the Board

Audit Committee

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent auditors. It also approves audit reports and plans, accounting policies, audit fees and certain other expenses. In connection with the rules adopted by the SEC and NASDAQ, we adopted a written charter for the Audit Committee, which is posted on our website at www.conns.com under "Investor Relations – Corporate Governance." The Audit Committee reviews and reassesses the adequacy of the written charter on an annual basis.

Theodore M. Wright, Marvin D. Brailsford and Scott L. Thompson served on the Audit Committee for our fiscal year ended January 31, 2011. The Audit Committee held four regularly scheduled meetings and took action by unanimous written consent one time in fiscal 2011. Each meeting of the Audit Committee was attended by all of the members of the Audit Committee, except that Mr. Thompson was traveling and not in attendance for two meetings. Mr. Thompson was provided material submitted to the Audit Committee, and he provided input and advice to the Audit Committee and our management in conjunction with these meetings. The board has determined that each of Mr. Wright and Mr. Thompson is an "audit committee financial expert" as defined by SEC rules. In addition, each of the members of the Audit Committee is "independent" as defined by the NASDAQ listing standards and the Sarbanes-Oxley Act of 2002 as determined by our board of directors.

On February 27, 2011, during a telephonic meeting of our board of directors, Mr. Wright was elected as our Interim Chief Executive Officer and President, while we conduct a search for a permanent Chief Executive Officer and President. As a result of this election, Mr. Wright was deemed to no longer be an independent director and he resigned as a member of the Audit Committee effective February 27, 2011, and thus as its Chairman. We notified NASDAQ on March 22, 2011, of Mr. Wright's resulting lack of independence, and received correspondence from NASDAQ Listing Qualifications dated March 22, 2011 advising us that we, at that time, no longer complied with NASDAQ audit committee requirements as set forth in Listing Rule 5605. Further, the letter we received from NASDAQ advised us that under Listing Rule 5605(c)(4), NASDAQ was providing us a cure period to replace Mr. Wright as a member of the Audit Committee through August 26, 2011. Effective March 23, 2011, our board of directors elected William T. Trawick, who has been determined to be an independent director, to serve on the Audit Committee until he resigns or until his successor is elected by our board. Mr. Marvin D. Brailsford was named Chairman of the Audit Committee effective March 23, 2011. We notified NASDAQ of this, and provided documentation, including his biography, supporting our board of directors' determination that Mr. Trawick is independent on March 25, 2011. Further on March 25, 2011, we received notice from NASDAQ that his election had cured our non-compliance, and that we were deemed at that time to be back in compliance under the NASDAQ Listing Rules. We disclosed to the public through an 8K filing with the SEC on March 25, 2011, our receipt of the letters from NASDAQ.

Compensation Committee

The Compensation Committee establishes, reviews and approves the Chairman and the Chief Executive Officer compensation packages, and reviews and approves other senior executive officer compensation packages based upon recommendations by the Chairman and the Chief Executive Officer. It also evaluates the compensation plans, policies and programs of the executive officers of the company and makes recommendations to the board of directors concerning such plans, policies and programs, advises the board regarding compensation plans, policies and programs applicable to non-employee directors for their services as a director, and administers our stock option, stock purchase and other equity plans. The Compensation Committee also evaluates the competitiveness of our compensation and the performance of our Chairman and Chief Executive Officer and other executive officers. In connection with the rules adopted by the SEC and NASDAQ, the company adopted a written charter for the Compensation Committee, which is posted on our website at www.conns.com under "Investor Relations – Corporate Governance."

Jon E.M. Jacoby, William T. Trawick, and Mr. Wright served on the Compensation Committee during our fiscal year 2011. The Compensation Committee held two regular meetings in fiscal 2011. Each meeting was attended by all members of the committee. All members of the Compensation Committee were determined by the board of directors to be independent directors as defined by NASDAQ listing standards. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis section of this proxy statement below.

On February 27, 2011, during a telephonic meeting of our board of directors, Mr. Wright was elected as our Interim Chief Executive Officer and President, while we conduct a search for a permanent Chief Executive Officer and President. As a result of this election, Mr. Wright was deemed to no longer be an independent director and resigned as a member of the Compensation Committee effective February 27, 2011. Marvin D. Brailsford , who was determined by our board of directors to be independent under the rules of NASDAQ and the SEC, and has served on our board as an independent director, was elected to serve on the Compensation Committee by our board of directors effective March 23, 2011. On March 29, 2011, at our board's annual review of committee composition, Mr. Brailsford resigned from the Compensation Committee and Bob L. Martin, an independent director, was elected to serve on the Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the board in identifying and recommending individuals for election or reelection as directors, including director candidates submitted by our stockholders, and advises the board with respect to corporate governance policies and procedures. The committee will periodically review and make recommendations regarding our corporate governance policies and procedures; copies of which corporate governance policies and procedures are discussed below under "Corporate Governance" and are posted on our website at www.conns.com under "Investor Relations – Corporate Governance." We adopted a written charter for the Nominating and Corporate Governance Committee, which is also posted on our website at www.conns.com under "Investor Relations – Corporate Governance."

Members of the Nominating and Corporate Governance Committee are appointed by the board. The members of the Committee serve until their successors are duly elected and qualified, and they may be removed by the board of directors in its discretion. Members of the Committee are independent directors who are not employees of the company or any of its subsidiaries. The members of the Committee are Messrs. Jacoby, Bob L. Martin and Trawick. All members of the Nominating and Corporate Governance Committee were determined to be "independent" as defined by the SEC and NASDAQ listing standards.

The Nominating and Corporate Governance Committee held two regular meetings in fiscal 2011, both of which were attended by all members of the Committee.

Transition Committee

The Transition Committee consists of four members of the board of directors, Douglas H. Martin, and three independent directors – Messrs. Jacoby, Bob L. Martin and Trawick. The Transition Committee evaluates and assists in the implementation of the succession planning and specifically transition planning for our executive officers, particularly that for the Chief Executive Officer and President of the company, and is in process of conducting a search for the permanent Chief Executive Officer and President. The Transition Committee had no meetings during fiscal 2011.

Special Committees

In connection with our refinancing efforts during our fiscal year 2011, the board of directors appointed two committees to monitor and assess our efforts in those efforts, on behalf of the board of directors.

Debt Committee

Our board of directors appointed a Debt Committee on January 21, 2010 to make final decisions on pricing, terms and timing of our refinancing plans. Jon E.M. Jacoby, Scott L. Thompson and Theodore M. Wright, Chairman, were elected to the Debt Committee by the board of directors. The Debt Committee met separately on two occasions, attended by all members of the Debt Committee, during our fiscal year, and acted through two unanimous written consents during our fiscal year 2011. The Debt Committee further participated with other members of the board of directors during the ten telephonic meetings of the board of directors described above in receiving weekly or biweekly updates from our management of the status of the company's refinancing efforts and transactions.

Rights Committee

The board of directors appointed a Rights Committee on September 24, 2010 to review and address, on behalf of the board of directors, our efforts to complete a rights offering as a part of its refinancing plans. Scott L. Thompson, Chairman, Bob L. Martin and Theodore M. Wright were elected to serve on the Rights Committee. The Rights Committee held six meetings, all of which but one meeting were attended by all members of the Rights Committee, and acted through a unanimous written consent on one occasion during fiscal year 2011.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We have developed a compensation program for executives and key employees designed to: (i) reward performance that increases the value of our common stock; (ii) attract, retain and motivate executives and key employees with competitive compensation opportunities; and (iii) build and encourage ownership of our shares of common stock. Toward these goals, our compensation program has been designed and implemented to reward our executives for strong financial and operating performance and leadership attributes and examples, and to coordinate these criteria with those of our stockholders. These goals are intended to reward our executive officers and to encourage their long term commitment to the company. We believe that our compensation programs, consisting of base salary, annual bonus programs tied to the objective success of our financial performance, and an equity incentive compensation program through granting of stock options and, if approved by our stockholders, other equity incentive awards tied to the executive officers performance and retention desires, fulfill our objectives.

Our Compensation Committee seeks to structure executive compensation packages in such a manner as to avoid excessive risk. The variety of factors and considerations our Compensation Committee uses to measure executive performance diversifies the risk associated with any single metric. Also, we use both cash and equity incentives with varying time horizons to appropriately balance levels of attention to both short-term and long-term performance. We adjust the cash and equity award amounts in our executive compensation structures to balance our short-term and long-term needs. In so doing, we are better able to address market and company risks as they arise and adjust our direction and actions to compensate for such risks while still maintaining our stability over the long-term. This results in better levels of balance and alignment with both our performance and our stockholder interests in long-term value creation.

The following discussion and analysis are focused primarily on the compensation of our executive officers during fiscal 2011, with additional detail provided for our Chief Executive Officer during that period, and our other named executive officers. Our "named executive officers" are the individuals who served as our Chief Executive Officer and our Chief Financial Officer and our three other most highly compensated executive officers for fiscal 2011. Information regarding the compensation of our named executive officers is provided under the heading "Compensation Tables" following this section.

Our Compensation Committee has retained a compensation consultant, Frederic W. Cook & Co., Inc., to review our executive officers' compensation programs and to make recommendations to the Compensation Committee for its use in determining the compensation packages for our executive officers for the fiscal year 2012. The Compensation Committee has utilized the recommendations of the consultant as well as considering input from our Interim Chief Executive Officer and President in setting the compensation packages for our executive officers for our fiscal year 2012. We have not retained or used a compensation consultant previously.

Objectives/Reward

Reward Performance: Our performance is a key consideration in determining executive compensation, combined with the continued performance and service to us by each executive officer over an extended period of time. We also consider the accomplishment of strategic direction and goals, including specific business objectives. While our compensation policy recognizes that stock price performance is one measure of performance, given business conditions in the industry and the financial markets, and our long-term strategic direction and goals, we believe that it may not necessarily be the best current measure of executive performance. Our compensation packages are based upon a company-wide compensation structure that emphasizes bonus compensation based upon company pre-tax income performance and is consistent for each position relative to its authority and responsibility. Additionally, bonus calculations for certain of our executive officers were for fiscal 2011 and will be in the future calculated in part based upon the performance of their respective divisional responsibilities.

Attract, Retain and Motivate: We design our compensation program with the goal to obtain and retain the benefits of excellent executives in our significant areas of operations – sales, merchandising, financial and liquidity, distribution, product service, consumer credit and training. We understand that we must be competitive within our industry, including providing competitive salary, annual bonus opportunities and long-term compensation as part of our overall compensation program. Our equity compensation generally provides for vesting periods of five (5) years for our stock option programs for all but one of our employees – our previous Chairman, who resigned effective December 7, 2010. Additionally, if our stockholders approve the adoption of the Conn's, Inc. 2011 Employee Omnibus Incentive Plan as proposed in this proxy statement, our Compensation Committee will be enabled to provide additional equity compensation alternatives to attain these goals. This equity compensation aligns our executive officers' goals with those of our stockholders, in providing for long term growth and related compensation.

Encourage Ownership of our Shares of Common Stock: Equally important in our compensation objectives is our desire for our executive officers to obtain and benefit from ownership of our common stock. Our Compensation Committee through the issuance of stock options under our existing Employee Incentive Stock Option Plan, and if approved by our stockholders, under the 2011 Employee Omnibus Incentive Plan, believes its goals are being accomplished. The Compensation Committee believes that these requirements strongly emphasize its philosophy of equity ownership for the Board and executive management, which in turn reinforces alignment with stockholder interests.

Determining Compensation

Our compensation program consists of three basic elements: (i) base salary; (ii) annual bonus (both predetermined based on our company performance and individual performance, and discretionary); and (iii) equity awards. These components work together in determining the overall compensation of our executive officers.

In applying the above-described objectives for our executive compensation program, the Compensation Committee, in making its final determination, primarily relies upon:

- input and recommendations received from the Chairman and the Chief Executive Officer, and other supervisors of each executive officer except the Chief Executive Officer, regarding the day-to-day performance of each individual and each executive officer's areas of responsibilities and expectations for future performance;
- publicly available information with respect to the executive compensation practices of certain public companies in our industry; and
- its own judgment and knowledge of the industry.

Input Received from our Chairman and Chief Executive Officer. The Compensation Committee has historically relied in part on the input and recommendations of the our Chairman and Chief Executive Officer and, when the office was occupied, our Executive Vice Chairman, in making its determination regarding base salaries of the executive officers, individual levels for bonus compensation, and whether to grant long-term equity awards to our executive officers and if so, in what forms and amounts. The Compensation Committee believes that the an executive Chairman and the Chief Executive Officer, by virtue of their role in overseeing the day-to-day performance of such individuals and their positions with us and their experience in the industry, are appropriately suited to make informed recommendations to the Compensation Committee with respect to the foregoing elements of our executive compensation program. The Compensation Committee alone, with input and guidance from its Compensation Consultant, determines the compensation for our Chief Executive Officer.

Peer Group Data. While the Compensation Committee does not deem it necessary or appropriate to base our executive compensation program on any comparative analyses of the amounts and forms of compensation which are paid to executive officers with comparable titles at other public companies in the home appliance and consumer electronics industry, it does review annually such other public information of public companies of comparable size and nature to ours of a retail business, as well as similarly situated public companies outside the retail business industry. We refer to such companies collectively as our "peer group." For the year ended January 31, 2011, the companies which comprised our peer group for this review were hhgregg, Inc., Best Buy Co., Inc., Aaron Rents, Inc., and Rent-A-Center, Inc. The amount and structure of peer company compensation is a factor in the Compensation Committee's determination of the compensation of executive officers, but the Compensation Committee does not target compensation of its executive officers based upon the levels of compensation of executives of the companies in our peer group due to the nature and responsibility level of each of our executive officers, since our business model and resulting levels of responsibility are not directly comparable with those of our peer group. However, based on the results of the review of peer companies, the Compensation Committee may determine to modify compensation of our executive officers, and did so earlier this year. Unlike the home appliance and electronics retailing companies in our peer group, we provide financing to our customers to assist in their purchases. This provision of financing provides us with income opportunities not available to our peers, and requires additional management responsibilities and activities by our executive officers that are not commensurate with or comparable to any executive officers of companies in our peer group. The Compensation Committee also relies on its explicit knowledge of the industry and our peers in determining the final salary, bonus and equity awards on a comparative basis as it deems appropriate and necessary to reward the executive team for its overall performance and achievements and retain each executive as an integral part of our executive team.

Other Factors. Key factors which also affect our executive compensation program include our financial performance, to the extent that the Compensation Committee believes it may be fairly attributed or related to the performance of a particular executive officer, as well as the contribution of each executive officer relative to his individual responsibilities and capabilities. While the Compensation Committee does consider our stock price performance, it has not utilized it as a measure of our financial performance, or the performance of our executive officers, given the fact that it may not take into account a variety of factors including, but not limited to, the business conditions within the industry as well as our long-term strategic direction and goals.

Independent Compensation Consultant. In February 2011, the Compensation Committee retained the services of a compensation consultant, Frederic W. Cook & Co., Inc., to serve as its independent advisor on the reasonableness of compensation levels of our executive compensation programs in comparison with those of other similarly situated companies, and on the appropriateness of the compensation program structure for our executive officers in supporting its business its business strategy and human resources objectives. In addition to the factors described above, the Compensation Committee will include and consider the recommendations of its compensation consultant in its analyses of the compensation programs our fiscal year 2012 and beyond.

Elements of Compensation

Our compensation program consists of three basic elements: (i) base salary; (ii) bonus (both pre-determined based on our performance and individual performance, and discretionary); and (iii) equity awards. These components work together in determining the overall compensation of our executive officers.

Base Salary: Each executive officer receives a base salary determined by the Compensation Committee to be commensurate with the officer's area of responsibility and that officer's areas and extent of responsibility in relation to our performance as a whole. The determination of this component is made at the first Compensation Committee meeting during each fiscal year, and is set for the ensuing fiscal year, or at other meetings as deemed necessary by the Compensation Committee. Such base salaries are intended to provide the executive officers with a competitive and equitable living salary. This determination was made by our Compensation Committee at its meeting held in March 2011.

Bonus: The Compensation Committee establishes our bonus program for all named executive officers, after receiving recommendations from the Chairman and the Chief Executive Officer, and when the offices were occupied, the Executive Vice Chairman and the Chief Operating Officer, for each individual named executive officer. The bonus program is based on both pre-determined levels of company performance and bonus levels set for each named executive officer based on individual performance, and may include elements of discretionary bonus based upon an individual's performance. Additionally, for fiscal 2012, bonus calculations for certain of our executive officers will be calculated in part based upon the performance of their respective divisional responsibilities.

Executive officers receive bonus payments based on our achievement of pre-determined profit goals approved by the Compensation Committee each fiscal year. For the fiscal years ended January 31, 2009, January 31, 2010, and January 31, 2011, the profit goals and the bonus amount associated with each of those goals were as follows:

	Fiscal Year 2009 Pre-Tax Profit Goals (as adjusted)			
	$ 60,328,886	$ 63,345,330	$ 66,361,775	$ 69,378,219
Name	(1)	(1)	(1)	(1)
Thomas J. Frank, Sr.	228,519	266,605	304,691	342,778
Michael J. Poppe	114,259	149,416	187,502	228,519
William C. Nylin, Jr.	114,259	149,416	187,502	228,519
Timothy L. Frank	159,963	209,182	262,503	319,926
David W. Trahan	137,111	179,299	225,003	274,222

(1) Bonuses are calculated on a pro-rata basis when pre-tax profits fall between the levels shown above. Pre-tax profits for purposes of the bonus in fiscal year 2009 were calculated excluding:

a. any effect of gain or loss from fair value adjustments recorded related to our interest in securitized assets;

b. any effect of the increase in allowance for doubtful accounts due to the increase in receivables funded under our asset-based loan facility.

Additionally, the actual pre-tax profit, goal and bonus payout were adjusted due to the financial impacts of the hurricanes which occurred during the month of September, 2008.

Name	Fiscal Year 2010 Pre-Tax Profit Goals (as adjusted)			
	$ 69,300,000	$ 72,765,000	$ 76,230,000	$ 79,695,000
	(1)	(1)	(1)	(1)
Thomas J. Frank, Sr.	137,500	179,808	225,641	275,000
Timothy L. Frank	182,500	238,654	299,487	365,000
Michael J. Poppe	125,000	163,462	205,128	250,000
William C. Nylin, Jr.	137,500	179,808	225,641	275,000
Reymundo de la Fuente, Jr.	150,000	196,154	246,154	300,000

(1) Bonuses are calculated on a pro-rata basis when pre-tax profits fall between the levels shown above. Pre-tax profits for purposes of the bonus in fiscal year 2010 were calculated excluding:

a. any effect of gain or loss from fair value adjustments recorded related to our interest in securitized assets;

b. any effect of the increase in allowance for doubtful accounts due to the increase in receivables funded under our asset-based loan facility; and

c. any effect of the goodwill impairment charge incurred during the third quarter of the current fiscal year.

Name	Fiscal Year 2011 Pre-Tax Profit Goals (as adjusted)			
	$ 31,400,000	$ 32,970,000	$ 34,540,000	$ 36,110,000
	(1)	(1)	(1)	(1)
Timothy L. Frank	200,000	261,224	328,571	400,000
Michael J. Poppe	137,500	179,592	225,893	275,000
Reymundo de la Fuente, Jr.	125,000	163,265	205,357	250,000
David W. Trahan	125,000	163,265	205,357	250,000
William C. Nylin, Jr.	112,500	146,939	184,821	225,000

(1) Bonuses are calculated on a pro-rata basis when pre-tax profits fall between the levels shown above. Pre-tax profits for purposes of the bonus in fiscal year 2011 were calculated excluding:

a. any effect of the increase in allowance for doubtful accounts and increase in allowance for uncollectible interests due to the increase in receivables funded under our asset-based loan facility; and

b. any effect of the increase in interest expense compared to the prior fiscal year; and

c. any effect of the write-off of deferred financing costs associated with financing transactions that were not completed, asset impairment charges and inventory realignment reserve.

Individual named executive officers may also receive bonus payments based on individual performance. Additionally, bonus calculations for certain of our executive officers will be calculated in part based upon the performance of their respective divisional responsibilities. These bonus levels are recommended by the Chairman, when this office is occupied by an executive Chairman, and the Chief Executive Officer, and determined by the Compensation Committee, based on that named executive officer's level of responsibility and ability to affect the performance of his area of responsibility and the company's performance. None of these bonus levels are based upon any percentage of the individuals' base salary or goals, but each does have defined objective calculations based upon the areas of that individual's responsibilities. At the end of each fiscal year, the Compensation Committee may additionally establish individual performance bonus awards for each named executive officer upon recommendation of an executive Chairman, when the office is occupied, and the Chief Executive Officer, or as separately determined by the Compensation Committee.

Equity Awards

Equity awards are granted to executives through the deferred vesting of our stock option program, and will, if approved by our stockholders at this annual meeting, include additional alternative equity incentive awards pursuant to the recommended 2011 Employee Omnibus Incentive Plan. Awards under our existing stock option program, and if approved, our recommended 2011 Employee Omnibus Incentive Plan, are determined by our Compensation Committee for all named executive officers. Award calculations and determinations are based primarily on three factors:

- the relative value of the options to the named executive officer's base salary so that if all other factors were equal the options granted to a named executive officer would be in the same relative proportion of options to base salaries as granted to other employees;

- the number of options previously granted to the named executive officer; and
- the named executive officer's deemed contribution to the company.

Compensation under our equity incentive program is designed to align the long-term interests of our executives with that of our stockholders and to provide long-term performance incentives to our executives to complement the other forms of compensation they receive.

In making long-term incentive compensation decisions, no formal weighting formula is used in deciding award amounts under our stock option program. Our Compensation Committee instead considers each executive's ability and individual responsibility to directly impact our company's overall performance in the long-term, and makes equity awards based on considerations for each individual executive. The Compensation Committee will additionally consider the recommendations of its compensation consultant in formulating its plans for the determination of award amounts under our stock option plan, and in the event our stockholders approve the adoption of the 2011 Employee Omnibus Incentive Plan, under the 2011 Omnibus Plan, for our fiscal year 2012.

We use equity awards to counterbalance the short-term base salary and bonus compensation components issued to our executives. We do not target any set mix of compensation components. Our Compensation Committee reviews the goals of our company and the status of the markets in which we compete to determine which mix of short-term and long-term performance compensation should be structured in order to properly incentivize our executives to best implement both the short-term and long-term elements of our company strategies.

In the event our stockholders approve the adoption of the 2011 Employee Omnibus Incentive Plan, the incentive equity available under that plan will be utilized by our Compensation Committee in the same manner as is our existing stock option plan.

For each of these elements, the Compensation Committee, in making its final determination, reviews recommendations from our executive Chairman, when this office is occupied, and our Chief Executive Officer of the amounts and timing of each, based upon our performance as a company and their respective day to day working knowledge of the performance of each individual and each such individuals areas of responsibility and expectations for future performance and rewards. The Compensation Committee alone determines the compensation of our Chief Executive Officer. As a result of our failure to achieve the minimum level of pretax profit goals as set forth in the above schedule, our fiscal year 2010 and 2011 bonus payments were reduced by the Compensation Committee accordingly. The original bonus pool for fiscal 2011 of $2,000,000, based upon our operational achievement of the minimum level one of pretax profit goal as presented above of $31,400,000, was reduced by the Compensation Committee to $789,829, due to our operating performance for fiscal year 2011. The executive officers, including the then Chairman, received total payment of $610,149 of the bonus pool, of which the named executive officers received total payment of $384,981, including earned and contingency distribution. Our then Chief Executive Officer did not receive a bonus for our fiscal year 2011.

The Compensation Committee also relies on its explicit knowledge of the industry and our peers in determining the final salary, bonus and equity awards on a comparative basis as it deems appropriate and necessary to reward and maintain the executives as an integral part of our executive team and its overall performance and achievements.

Our Compensation Committee has retained a compensation consultant, Frederic W. Cook & Co., Inc., to assess the company's compensation policies and compare these policies with our peers and those of the industry as a whole, and to advise it in connection with its determination of our fiscal year 2012 executive officer compensation packages, and expects to continue to engage a compensation consultant in the future.

Employment Agreements

On February 27, 2011, Timothy L. Frank resigned as our President and Chief Executive Officer and as a member of the Board of Directors, effective immediately. In connection with Mr. Frank's resignation, we entered into a letter agreement with Mr. Frank. Under the agreement, Mr. Frank will continue to be employed by us in a non-executive capacity for two years, but will be given an opportunity to pursue other opportunities that do not compete with us. During the first year, Mr. Frank will receive a salary equal to his current annual base salary of $450,000. During the second year, Mr. Frank will receive a salary of $18,000.

Our previous Chairman, William C. Nylin, Jr., was accorded an employment agreement that expired on January 31, 2011. Although this employment agreement could have been renewed for successive one year periods upon the mutual written consent of the company and Dr. Nylin, Dr. Nylin determined to retire from the executive office of Chairman effective December 7, 2010, and forego any further rights, compensation and benefits under the employment agreement. Under this employment agreement, Dr. Nylin agreed to a confidentiality agreement as well as not to compete with us for period of one year following the termination of the agreement and not to solicit our employees to work for anyone else for a period of two years following the termination of the agreement. Dr. Nylin is continuing employment with us on a part time basis for our fiscal year ending January 31, 2012, under an employment agreement, performing services and consultation to the company as requested by the company. The new employment agreement provides Dr. Nylin an annual salary of $180,000 for the fiscal year ending January 31, 2012, that Dr. Nylin will be entitled to participate in our health and benefit plans through January 31, 2012, and that Dr. Nylin will have the use of his company automobile and gasoline credit card through that date. The confidentiality, non-compete and non-solicitation provisions contained in Dr. Nylin's executive employment agreement are continued under this employment agreement.

Other Compensation

We provide our named executive officers with other benefits, as reflected in the All Other Compensation column in the Summary Compensation Table on page 30, which the Compensation Committee believes is reasonable, competitive and consistent with our executive compensation program.

Compensation for the Named Executive Officers in Fiscal 2011

Chief Executive Officer Compensation

Our then Chief Executive Officer's annual compensation package was determined in accordance with our policies and procedures for all executive officers. Although he did not receive a bonus or incentive compensation, Timothy L. Frank, our Chief Executive Officer during fiscal year 2011, was eligible to receive an annual cash bonus or Incentive Compensation, the amount of such bonus determined by the Compensation Committee in accordance with a pre-established performance goal which satisfies the requirements of Section 1.162-27(e)(2) of the Treasury regulations, taking into account any one or more of the following criteria with respect to our or any of our affiliates or divisions: (a) total revenues or any component thereof; (b) operating income, pre-tax or after-tax income, EBITA, EBITDA or net income; (c) cash flow, free cash flow or net cash from operations; (d) earnings per share; (e) value of our common stock or total return to stockholders; and (f) any combination of any or all of the foregoing criteria, in each case on an absolute or relative basis. The performance goals established for fiscal years 2010 and 2011, and the bonus amount associated with each level were as follows:

	Fiscal Year 2009 Pre-Tax Profit Goals (as adjusted)			
	$ 60,328,886	$ 63,345,330	$ 66,361,775	$ 69,378,219
Name	(1)	(1)	(1)	(1)
Thomas J. Frank, Sr.	228,519	266,605	304,691	342,778

(1) Bonuses are calculated on a pro-rata basis when pre-tax profits fall between the levels shown above. Pre-tax profits for purposes of the bonus in fiscal year 2009 were calculated excluding:

a. any effect of gain or loss from fair value adjustments recorded related to our interest in securitized assets;

b. any effect of the increase in allowance for doubtful accounts due to the increase in receivables funded under our asset-based loan facility.

Additionally, the actual pre-tax profit, goal and bonus payout were adjusted due to the financial impacts of the hurricanes which occurred during the month of September, 2008.

	Fiscal Year 2010 Pre-Tax Profit Goals			
	$69,300,000	$72,765,000	$76,230,000	$79,695,000
Name	(1)	(1)	(1)	(1)
Thomas J. Frank, Sr.	137,500	179,908	225,641	275,000

(1) Bonuses are calculated on a pro-rata basis when pre-tax profits fall between the levels shown above. Pre-tax profits for purposes of the bonus in fiscal year 2010 were calculated excluding:

a. any effect of gain or loss from fair value adjustments recorded related to our interest in securitized assets;

b. any effect of the increase in allowance for doubtful accounts due to the increase in receivables funded under our asset-based loan facility; and

c. any effect of the goodwill impairment charge incurred during the third quarter of the current fiscal year.

	Fiscal Year 2011 Pre-Tax Profit Goals			
	$ 69,300,000	$ 72,765,000	$ 76,230,000	$ 79,695,000
Name	(1)	(1)	(1)	(1)
Timothy L. Frank	200,000	261,224	328,571	400,000

(1) Bonuses are calculated on a pro-rata basis when pre-tax profits fall between the levels shown above. Pre-tax profits for purposes of the bonus in fiscal year 2011 were calculated excluding:

a. any effect of the increase in allowance for doubtful accounts and increase in allowance for uncollectible interests due to the increase in receivables funded under our asset-based loan facility; and

b. any effect of the increase in interest expense compared to the prior fiscal year; and

c. any effect of the write-off of deferred financing costs associated with financing transactions that were not completed, asset impairment charges and inventory realignment reserve.

The Incentive Compensation award for any year may not exceed $1,920,000. The Compensation Committee evaluated and took into account each of the above listed criteria in determining the performance goals for fiscal 2011. Due to our financial performance, our Chief Executive Officer did not receive a bonus for the fiscal year 2011. The components of our Chief Executive Officer's compensation package are reflected in the Summary Compensation Table and the footnotes following.

Other Named Executive Officers' Compensation

Each of the named executive officer's compensation, including our Chief Executive Officer, was determined in accordance with our policies and procedures for all executive officers, including bonus, stock option and other benefits. Each of the components is addressed in the Summary Compensation Table and the footnotes following for each named executive officer.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis and discussed it with the company's management. Based on its review and discussions with management, the Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's Annual Report on Form 10-K for fiscal year ended January 31, 2011 and the company's 2011 Proxy Statement on Schedule 14A related to the 2011 annual meeting of stockholders, for filing with the Securities and Exchange Commission. This report is provided by the following independent directors, who comprise the Compensation Committee.

Jon E.M. Jacoby, Chairman
William T. Trawick
Bob L. Martin

Compensation Tables

Summary Compensation

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
			(1)		(2)				
Timothy L. Frank *President and COO and CEO (3)*	2009	270,000	452,989	—	130,800	—	—	8,921	862,710
	2010	329,000	109,863	—	112,800	—	—	10,455	562,118
	2011	348,690	—	—	67,550	—	—	18,624	434,864
								(4)	
Michael J. Poppe *CFO*	2009	250,000	317,278	—	98,100	—	—	9,417	674,795
	2010	260,583	85,000	—	112,800	—	—	8,108	466,491
	2011	256,675	150,000	—	67,550	—	—	18,599	492,824
								(5)	
William C. Nylin, Jr. *Chairman*	2009	210,000	369,278	—	44,850	—	—	13,900	638,028
	2010	324,000	92,636	—	68,600	—	—	13,605	498,841
	2011	240,000	44,428	—	35,400	—	—	10,390	330,218
								(6)	
David W. Trahan *President - Retail Division*	2009	256,667	308,000	—	98,100	—	—	5,834	668,601
	2011	256,675	87,182	—	57,900	—	—	18,599	420,356
								(7)	
Reymundo de la Fuente, Jr. *President - Credit Division*	2010	260,583	90,000	—	112,800	—	—	9,818	473,201
	2011	256,675	103,371	—	57,900	—	—	18,600	436,546
								(8)	

(1) The executives shown above receive a base bonus amount based on the pre-tax performance goals shown above under "Elements of Compensation". The executives can also receive discretionary funds that are approved by the Compensation Committee. The table below shows the composition of bonus payments made for the fiscal years 2008, 2009 and 2010.

(2) Aggregate grant date fair value of awards granted during the year in accordance with ASC 718, "Compensation-Stock Compensation". Information regarding the assumptions used in calculating the fair value under ASC 718 can be found in Note 7 to the financial statements contained in the Company's annual report on Form 10-K filed with the SEC on March 25, 2010.

(3) Mr. Timothy Frank served as President and COO during fiscal year 2009 and part of 2010. From June 3, 2009 on Mr. Frank has served as CEO.

(4) Company matched 401K contributions of $6,721, $8,255 and $5,624, and automobile allowance (including fuel) of $2,200, $2,200 and $13,000 for fiscal years 2009, 2010 and 2011, respectively.

(5) Company matched 401K contributions of $9,417, $8,108 and $5,599, for fiscal years 2009, 2010 and 2011, respectively, and automobile allowance (including fuel) of $13,000 for fiscal year 2011.

(6) Company matched 401K contributions of $8,900, $8,605 and $5,382, and automobile allowance (including fuel) of $5,000, $5,000 and $5,000 for fiscal years 2009, 2010 and 2011, respectively.

(7) Company matched 401K contributions of $3,834 and $5,599, and automobile allowance (including fuel) of $2,000 and $13,000 for fiscal years 2009 and 2011, respectively.

(8) Company matched 401K contributions of $7,818 and $5,600, and automobile allowance (including fuel) of $2,000 and $13,000 for fiscal years 2010 and 2011, respectively.

Name		Base bonus earned ($)	Discretionary funds ($)	Total bonus paid ($)
Timothy L. Frank	2009	267,814	185,175	452,989
	2010	69,863	40,000	109,863
	2011	78,983	(78,983)	—
Michael J. Poppe	2009	191,295	125,983	317,278
	2010	47,851	37,149	85,000
	2011	54,301	95,699	150,000
William C. Nylin, Jr.	2009	191,295	177,983	369,278
	2010	52,636	40,000	92,636
	2011	44,428	—	44,428
David W. Trahan	2009	229,555	78,445	308,000
	2011	24,682	62,500	87,182
Reymundo de la Fuente, Jr.	2010	57,422	32,578	90,000
	2011	103,371	—	103,371

Grants of Plan-Based Awards

		Estimated Future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All other stock awards; Number of shares of stock or units (#)	All other option awards; Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Timothy L. Frank	11/30/2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	35,000	$ 3.20	67,550
Michael J. Poppe	11/30/2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	35,000	$ 3.20	67,550
William C. Nylin, Jr.	11/30/2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	20,000	$ 3.20	35,400
Reymundo de la Fuente, Jr.	11/30/2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	30,000	$ 3.20	57,900
David W. Trahan	11/30/2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	30,000	$ 3.20	57,900

Outstanding Equity Awards at Fiscal Year End

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options- Exercisable (#)	Number of Securities Underlying Unexercised Options- Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexcercised Unearned Options (#)	Option Exercised Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Been Vested (#)	Market Value of shares or Units of Stock That Have Not Been Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Timothy L. Frank *President and CEO*	11,228	0	N/A	$ 8.21	7/26/2011	N/A	N/A	N/A	N/A
	8,000	0	N/A	$ 14.00	11/25/2013	N/A	N/A	N/A	N/A
	10,000	0	N/A	$ 17.73	11/30/2014	N/A	N/A	N/A	N/A
	15,000	0	N/A	$ 33.88	11/30/2015	N/A	N/A	N/A	N/A
	16,000	4,000(1)	N/A	$ 22.68	12/4/2016	N/A	N/A	N/A	N/A
	15,000	10,000(2)	N/A	$ 19.99	11/27/2017	N/A	N/A	N/A	N/A
	16,000	24,000(3)	N/A	$ 6.33	11/25/2018	N/A	N/A	N/A	N/A
	6,000	24,000(4)	N/A	$ 6.34	11/24/2019	N/A	N/A	N/A	N/A
	0	35,000(5)	N/A	$ 3.20	11/30/2020	N/A	N/A	N/A	N/A
Mchael J. Poppe *CFO*	15,000	0	N/A	$ 14.48	10/7/2014	N/A	N/A	N/A	N/A
	15,000	0	N/A	$ 17.73	11/30/2014	N/A	N/A	N/A	N/A
	10,000	0	N/A	$ 33.88	11/30/2015	N/A	N/A	N/A	N/A
	16,000	4,000(1)	N/A	$ 22.68	12/4/2016	N/A	N/A	N/A	N/A
	12,000	8,000(2)	N/A	$ 19.99	11/27/2017	N/A	N/A	N/A	N/A
	12,000	18,000(3)	N/A	$ 6.33	11/25/2018	N/A	N/A	N/A	N/A
	6,000	24,000(4)	N/A	$ 6.34	11/24/2019	N/A	N/A	N/A	N/A
	0	35,000(5)	N/A	$ 3.20	11/30/2020	N/A	N/A	N/A	N/A
Wlliam C. Nylin, Jr. *Chairman*	44,947	0	N/A	$ 14.00	11/25/2013	N/A	N/A	N/A	N/A
	35,000	0	N/A	$ 17.73	11/30/2014	N/A	N/A	N/A	N/A
	15,000	0	N/A	$ 33.88	11/30/2015	N/A	N/A	N/A	N/A
	25,000	0	N/A	$ 22.68	12/4/2016	N/A	N/A	N/A	N/A
	10,000	0	N/A	$ 19.99	11/27/2017	N/A	N/A	N/A	N/A
	15,000	0	N/A	$ 6.33	11/25/2018	N/A	N/A	N/A	N/A
	20,000	0	N/A	$ 6.34	11/24/2019	N/A	N/A	N/A	N/A
	0	20,000(6)	N/A	$ 3.20	11/30/2020	N/A	N/A	N/A	N/A

Outstanding Equity Awards at Fiscal Year End (continued)

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options-Exercisable (#)	Number of Securities Underlying Unexercised Options-Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercised Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Been Vested (#)	Market Value of shares or Units of Stock That Have Not Been Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Reymundo de la	42,000	0	N/A	$ 8.21	7/15/2011	N/A	N/A	N/A	N/A
Fuente, Jr.	8,000	0	N/A	$ 14.00	11/25/2013	N/A	N/A	N/A	N/A
President -	10,000	0	N/A	$ 17.73	11/30/2014	N/A	N/A	N/A	N/A
Credit Division	12,000	0	N/A	$ 33.88	11/30/2015	N/A	N/A	N/A	N/A
	12,000	3,000(1)	N/A	$ 22.68	12/4/2016	N/A	N/A	N/A	N/A
	12,000	8,000(2)	N/A	$ 19.99	11/27/2017	N/A	N/A	N/A	N/A
	12,000	18,000(3)	N/A	$ 6.33	11/25/2018	N/A	N/A	N/A	N/A
	6,000	24,000(4)	N/A	$ 6.34	11/24/2019	N/A	N/A	N/A	N/A
	0	30,000(5)	N/A	$ 3.20	11/30/2020	N/A	N/A	N/A	N/A
David W. Trahan	8,000	0	N/A	$ 14.00	11/25/2013	N/A	N/A	N/A	N/A
President -	10,000	0	N/A	$ 17.73	11/30/2014	N/A	N/A	N/A	N/A
Retail Division	15,000	0	N/A	$ 33.88	11/30/2015	N/A	N/A	N/A	N/A
	16,000	4,000(1)	N/A	$ 22.68	12/4/2016	N/A	N/A	N/A	N/A
	12,000	8,000(2)	N/A	$ 19.99	11/27/2017	N/A	N/A	N/A	N/A
	12,000	18,000(3)	N/A	$ 6.33	11/25/2018	N/A	N/A	N/A	N/A
	6,000	24,000(4)	N/A	$ 6.34	11/24/2019	N/A	N/A	N/A	N/A
	0	30,000(5)	N/A	$ 3.20	11/30/2020	N/A	N/A	N/A	N/A

(1) – Options vest ratably at 20% per year for five years with final vesting on 12/4/2011.
(2) – Options vest ratably at 20% per year for five years with final vesting on 11/27/2012.
(3) – Options vest ratably at 20% per year for five years with final vesting on 11/25/2013.
(4) – Options vest ratably at 20% per year for five years with final vesting on 11/24/2014.
(5) – Options vest ratably at 20% per year for five years with final vesting on 11/30/2015.
(6) – Options are fully vested after one year with that vesting occurring on 11/24/2011.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Timothy L. Frank	0	0	N/A	N/A
Michael J. Poppe	0	0	N/A	N/A
William C. Nylin, Jr.	0	0	N/A	N/A
Reymundo de la Fuente, Jr.	0	0	N/A	N/A
David W. Trahan	0	0	N/A	N/A

Termination of Employment and Change of Control Arrangements

The following table indicates the quantitative disclosure of the estimated benefit of the acceleration of each named executive officer's unvested options had a change of control occurred on January 31, 2011 and is calculated based on the closing price of our common stock on January 31, 2011:

Termination/Change in Control Benefits

Named Excutive Officer	Vesting acceleration of options upon change in control (# of shares) (b)	Compensation in lieu of salary/bonus upon termination not for cause ($)
Timothy L. Frank	97,000	—
Michael J. Poppe	89,000	—
William C. Nylin, Jr.	20,000	—
Reymundo de la Fuente, Jr.	83,000	—
David W. Trahan	84,000	—

(b) Assumes vesting would accelerate on all unvested options per the employee stock option plan:

"1. Acceleration of Vesting and Exercise Dates. The other provisions of this Agreement notwithstanding and pursuant to Paragraph 12 of the 2003 Incentive Plan:

(a) In the event of a proposed dissolution or liquidation of the company and at the discretion of the Administrator, this Option may be immediately exercised for the entire number of Shares covered hereby until fifteen (15) days prior to such dissolution or liquidation;

(b) In the event of a Merger Transaction in which this Option shall not be assumed or an equivalent option issued as a substitute by a successor entity, the Administrator shall notify the Optionee in writing that this Option shall be exercisable for the entire number of Shares covered hereunder for a period of fifteen (15) days from the date of such notice; or

In the event of a Merger Transaction that constitutes a Change of Control in which this Option is assumed or an equivalent option is issued by a successor entity, an Involuntary Termination of the Optionee within one (1) year after the effective date of the Change of Control shall cause this Option or the equivalent substitute option to be immediately exercisable for the full number of Shares covered hereunder."

Compensation of Non-Employee Directors

Prior to May 25, 2010, each non-employee director of the board in respect of his service on the board received:

- an annual retainer of $25,000 for the 2007 annual meeting through the 2010 annual meeting;
- $2,500 for each board meeting attended;
- $1,000 for each Audit Committee meeting attended by a member of the Audit Committee (excluding the chair of the Audit Committee) on the same day as a board meeting;
- $1,500 for each Audit Committee meeting attended by the chair of the Audit Committee on the same day as a board meeting;
- $2,500 for each Audit Committee meeting attended by a member of the Audit Committee (excluding the chair of the Audit Committee) on a day other than the day of the board meeting;
- $3,500 for each Audit Committee meeting attended by the chair of the Audit Committee meeting on a day other than the day of the board meeting;
- $500 per meeting for participation in a telephonic meeting of the board;
- $750 for each Compensation Committee meeting attended by a member of the Compensation Committee on the same day as a board meeting;
- $1,250 for each Compensation Committee meeting attended by a member of the Compensation Committee on a day other than the day of a board meeting;
- $750 for each Transition Committee meeting attended by a member of the Transition Committee on the same day as a board meeting;

- $1,250 for each Transition Committee meeting attended by a member of the Transition Committee on a day other than the day of a board meeting;
- $750 for each Nominating and Corporate Governance Committee meeting attended by a member of the Nominating and Corporate Governance Committee on the same day as a board meeting; and
- $1,250 for each Nominating and Corporate Governance Committee meeting attended by a member of the Nominating and Corporate Governance Committee on a day other than the day of a board meeting.

Effective May 25, 2010, each of our non-employee directors received an annual Director's fee of $50,000, and each chair of the Audit Committee and the Compensation Committee received an annual fee of $10,000 to serve as the chair of those Committees, in replacement of the above fees.

In addition our non-employee directors (i) are allowed to participate in the company's medical plan at the same contributories with all the benefits of full-time active employees, (ii) receive a merchandise discount in the same amount as the discount our employees receive; and (iii) are reimbursed for their expenses in attending board and committee meetings.

We adopted the 2003 Non-Employee Director Stock Option Plan in February 2003 in connection with our initial public offering, and amended the Plan by vote of stockholders at our 2006 annual meeting of stockholders. The plan is administered by the board of directors. Only non-employee directors are eligible grantees. Upon the closing of the initial public offering, we granted each of our then-current non-employee directors the option to purchase 40,000 shares of our common stock. We also have automatically, per the Plan, granted our non-employee directors an option to purchase an additional 10,000 shares following each annual stockholders meeting on and after the fourth anniversary of each non-employee director's initial election or appointment to the board of directors. The initial options to purchase 40,000 shares of our common stock issued to non-employee directors vested equally over a three year period, and the additional options to purchase 10,000 shares of our common stock issued to non-employee directors vests on the first annual anniversary date of the date of the grant. The exercise price of each option is equal to the price per share of our common stock at the close of market on the date the option is granted. The options have a term of up to ten years. Upon a change in control or sale of the company, optionees have special vesting and exercise rights.

Under the 2003 Non-Employee Director Stock Option Plan, the number of options available to issue is 600,000. As of January 31, 2011, 550,000 options had been issued under this Plan. The Compensation Committee has determined that no further options will be granted under this Plan, at this time, if our stockholders approve the 2011 Non-Employee Director Restricted Stock Plan at our annual meeting.

On March 29, 2011, the Compensation Committee granted restricted stock awards equal to $50,000 in value to each non-employee director, to be issued effective immediately following our annual stockholders' meeting, under the Conn's, Inc., 2011 Non-Employee Director Restricted Stock Plan, subject to our stockholders approval of the 2011 Non-Employee Director Restricted Stock Plan.

Director Compensation

Name	Fees earned or paid in cash $	Stock Awards ($)	Option Awards ($) (1)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings $	All Other Compensation ($)	Total ($)
Thomas J. Frank, Sr.	—	—	—	—	—	—	—
Timothy L. Frank	—	—	—	—	—	—	—
William C. Nylin, Jr.	—	—	—	—	—	—	—
Marvin D. Brailsford	61,000	—	41,800	—	—	—	102,800
Jon E. M. Jacoby	69,750	—	41,800	—	—	—	111,550
Bob L. Martin	56,750	—	41,800	—	—	—	98,550
Douglas H. Martin	56,500	—	41,800	—	—	—	98,300
Scott L. Thompson	54,500	—	41,800	—	—	—	96,300
William T. Trawick	57,250	—	41,800	—	—		99,050
Theodore M. Wright	76,500	—	41,800	—	—	—	118,300

(1) Aggregate grant date fair value of awards granted during the year in accordance with ASC 718. Information regarding the assumptions used in calculating the fair value under ASC 718 can be found in Note 8 to the financial statements contained in the Company's annual report on Form 10-K filed with the SEC on March 31, 2011. Messrs. Brailsford, Jacoby, Bob L. Martin, Douglas H. Martin, Thompson, Trawick and Wright were each issued 10,000 options on June 3, 2008. Those awards fully vested after one year. Messrs. Brailsford, Jacoby, Bob L. Martin, Douglas H. Martin, Thompson, Trawick and Wright were each issued 10,000 options on June 4, 2009. Those awards fully vested after one year. Messrs. Brailsford, Jacoby, Bob L. Martin, Douglas H. Martin, Thompson, Trawick and Wright were each issued 10,000 options on May 25, 2010. Those awards fully vest after one year. The total number of options outstanding at January 31, 2011 was 433,000.

Indemnification Arrangements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that provide for the indemnification of our directors and certain executive officers, including our named executive officers, to the fullest extent permitted by applicable law. These provisions, among other things, indemnify each of our directors and certain officers for certain expenses, including judgments, fines and amounts paid in settling or otherwise disposing of actions or threatened actions, incurred by reason of the fact that such person was a director or officer of the company or of any other corporation which such person served in any capacity at the request of the company.

In addition, we have entered into indemnification agreements with each of our directors pursuant to which we will indemnify them against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director, in his capacity as a director, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements also provide for the advancement of certain expenses (such as attorney's fees, witness fees, damages, judgments, fines and settlement costs) to our directors in connection with any such suit or proceeding.

We maintain a directors' and officers' liability insurance policy to insure our directors and officers against certain losses resulting from acts committed by them in their capacities as our directors and officers, including liabilities arising under the Securities Act of 1933.

CORPORATE GOVERNANCE

Code of Ethics

Our board of directors has adopted a code of business conduct and ethics for our employees, a code of ethics for our chief executive officer and senior financial professionals and a code of business conduct and ethics for our board of directors. A copy of these codes is published on our website at www.conns.com under "Investor Relations – Corporate Governance." We intend to make all required disclosures concerning any amendments to, or waivers from, these codes on our website.

Separation of Chairman of the Board and Chief Executive Officer

Effective December 7, 2010, William C. Nylin, Jr. retired from his executive office of Chairman and as Chairman of the Board of Directors. Upon Dr. Nylin's retirement, our board of directors elected Theodore M. Wright as the Chairman of the Board of Directors. Prior to February 27, 2011, Mr. Wright was not nor never has been an employee or executive officer of our company, has been a member of our board of directors since September 2003, and has been designated an independent director each year since his election to the board of directors. Effective February 27, 2011, Mr. Wright was elected to serve as our Interim Chief Executive Officer and President while our board pursued and completes a search for a permanent Chief Executive Officer and President. While our bylaws and corporate governance guidelines do not require that our Chairman of the Board of Directors position and Chief Executive Officer positions be separated, upon the retirement of Dr. Nylin as Chairman effective December 7, 2010, the board of directors determined to elect a board determined independent director as its Chairman and to maintain the separation of the offices of Chairman of the Board and Chief Executive Officer as determined during fiscal year 2011. Effective February 27, 2011, with the election of Mr. Wright as Interim Chief Executive Officer and President, the board determined that, at least while the search for a permanent Chief Executive Officer and President is continuing and until such position is filled, the company's best interests will be best served by having the positions of Chairman of the Board of Directors and the Interim Chief Executive Officer and President be filled by Mr. Wright. The election of Mr. Wright as our Interim Chief Executive Officer and President caused his determined independence to be retracted, and he is, at this time, not an independent member of the board of directors.

The determination by the board of directors to elect a director determined by the board of directors to be independent as its Chairman, rather than to elect an executive officer or the Chief Executive Officer as Chairman of the Board, was based upon the board of directors belief that this separation would be in the best interest of the company and our stockholders at that time, and to bring a different perspective to the board from that of an executive officer whose time and efforts would be better devoted to the company operations. With the resignation of the our then Chief Executive Officer and President, the board of directors determined, at least for so long as the search for a permanent Chief Executive Officer and President continues and until a permanent Chief Executive Officer and President is elected, that the non-separation of the offices of Chairman of the Board of Directors and Interim Chief Executive Officer and President is in our best interests.

During the period that our Chairman of the Board also serves as our Interim Chief Executive Officer and President, the board has determined that our interests continue to be served without the designation or appointment of a lead independent director. This determination was made due to the board's comfort that its Chairman has been independent since first appointed to the board of directors in 2003 when we elected to become a publicly held company, and that his temporary combined positions does not adversely affect his continuing to lead the board of directors as its Chairman without the necessity of appointing an independent lead director. This determination will be reconsidered depending on the length of time that the positions of Chairman and Chief Executive Officer and President are occupied by the current Chairman.

Risk Oversight

The board is actively involved in oversight of risks that could affect the company. Management is responsible for the day-to-day management of risks we face, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. The Audit Committee of our board of directors is charged by its charter with the responsibility to and does review and discuss the company's policies and practices with respect to risk assessment and risk management at each of its regularly scheduled meetings, and to report to the board of directors various areas of risk, including credit, liquidity and operational, that should receive further attention and discussions among the board of directors and company management. Our management does present specifically to the Audit Committee, and the board of directors if requested by the Audit Committee, various areas of risk concerns and management practices relative thereto as required by the Audit Committee, and when requested by the board, including particularly enterprise risk management which is the subject of intense scrutiny by the Audit Committee through presentations and discussions with the company's Vice President – Enterprise Risk Management at each Audit Committee Meeting. Additionally, at each regularly scheduled Audit Committee meeting, our management presents a particular area of risk, either independently as a result of its assessment of materiality or at the request of the Audit Committee in addition to the discussions of enterprise risk management. The Audit Committee works with management in assessing and addressing the company's policies' strengths and weaknesses in each area presented or separately assessed. The full board of directors receives at each regularly scheduled meeting, and more often as necessary, a presentation from management of our operations, including presentations of liquidity and credit reports and risks. Upon request by the board of directors, representatives of management for the separate areas commit to and do subsequently or simultaneously provide additional information, revisions and explanations pertaining to their respective areas of management.

Stockholder Communications with the Board

We have adopted a policy that allows stockholders to communicate directly with the board of directors. Stockholders may contact the board or any committee of the board by any one of the following methods:

By telephone:	By mail:	By e-mail:
(409) 832-1696, Ext. 3398	Conn's, Inc. Board of Directors 3295 College Street Beaumont, Texas 77701 Attn: Corporate General Counsel	generalcounsel@conns.com

All communications submitted under this policy will be compiled by our Compliance Officer and submitted to the board or the requisite board committee on a periodic basis. Complaints or concerns relating to accounting, internal accounting controls or auditing matters will be referred to the Audit Committee under the policy adopted by the Audit Committee. This policy and procedure is posted on our website at www.conns.com under "Investor Relations – Corporate Governance".

AUDIT COMMITTEE REPORT

The Committee

Our board of directors established the Audit Committee to be responsible for the appointment, compensation, retention and oversight of the work of our independent auditors and to oversee our (i) financial reporting process; (ii) internal audits, internal control policies and procedures implementation and compliance with Sarbanes-Oxley Section 404 requirements and authorities; and (iii) financial, tax, and risk management policies. The Audit Committee is composed of three members and operates under a written charter, a copy of which is published on our website at www.conns.com under "Investor Relations – Corporate Governance." The Audit Committee has prepared the following report on its activities with respect to our financial statements for the fiscal year ended January 31, 2011.

Review and Discussion

Management is responsible for our financial reporting process including its system of internal controls, and for the preparation of Conn's consolidated financial statements in accordance with generally accepted accounting principles. Ernst & Young, LLP, our independent registered public accounting firm, is responsible for auditing those financial statements and for attesting to the effectiveness of our internal control over financial reporting. It is the Audit Committee's responsibility to monitor and review these processes. The members of the Audit Committee are not employees of the company and do not represent themselves to be or to serve as, accountants or auditors by profession or experts in the field of accounting or auditing.

In connection with the preparation of our audited financial statements for the fiscal year ended January 31, 2011, the Audit Committee:

- reviewed and discussed our Annual Report on Form 10-K, including our audited consolidated financial statements and Management's Report on Internal Control over Financial Reporting for the year ended January 31, 2011, with management;
- discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Oversight Board in Rule 3200T; and
- received the written disclosures and the letter from Ernst & Young required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence), and discussed with Ernst & Young its independence from the company, including whether Ernst & Young's provision of non-audit services to the company is compatible with the auditors' independence.

The Audit Committee meets separately with our independent auditors to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting. The Audit Committee held four regularly scheduled meetings and acted once by unanimous written consent in lieu of meeting during the fiscal year ended January 31, 2011.

Recommendation

Based on the review and discussion referred to above, the Audit Committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2011, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE:

Marvin D. Brailsford, Chairman
Scott L. Thompson

PERFORMANCE GRAPH

The following graph provides a comparison of the cumulative total stockholder return on our common stock against the NASDAQ U.S. Stock Market Index and the average of a peer group index comprised of publicly traded consumer electronic and/or appliance retailers[(1)(2)] since January 31, 2006. We are changing the performance graph peer group index to reflect the companies against which we benchmark our executives' compensation. The graph reflects the value of a $100 investment as of January 31, 2006 in either our stock or the indices presented at the dates of measurement, including reinvestment of dividends. The corresponding index values and common stock price values are summarized in the table below by measurement date.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
January 2011
150.00
100.00
50.00
0.00
2006
2007
2008
2009
2010
2011
Conns Inc.
NASDAQ Composite-Total Returns
Peer Group 2
Peer Group 1

Trade Date	Conn's Index	NASDAQ US Stock Market Index	Peer Group Stock Index[1]	Peer Group Stock Index[2]	Conn's Closing Stock Price
January 31, 2006	$ 100.00	$ 100.00	$ 100.00	$ 100.00	$ 43.48
January 31, 2007	53.98	107.60	103.31	121.08	23.47
January 31, 2008	44.40	105.18	96.18	94.54	19.30
January 31, 2009	27.97	65.59	59.41	48.96	12.16
January 31, 2010	12.93	96.37	80.18	78.46	5.62
January 31, 2011	10.17	122.47	80.24	73.00	4.42

[1] The peer group index consists of the simple average of the indices of Sears Holding Co., Best Buy Co., Inc., Aaron Rents, Inc., Rent-A-Center Inc., Rex Stores Corp. and hhgregg, Inc.

[2] The peer group index consists of the simple average of the indices of Best Buy Co., Inc., Aaron Rents, Inc., Rent-A-Center Inc., and hhgregg, Inc.

EXECUTIVE OFFICERS

Biographical Information

The board elects our executive officers at its board meeting immediately following our annual meeting of stockholders, and updates the executive officer positions as necessary. Our executive officers serve at the discretion of the board and until their successors are elected and qualified or until the earlier of their death, resignation or removal.

The following sets forth certain biographical information regarding our executive officers, including service with Conn Appliances, Inc., our predecessor company. For our executive officers who are also directors, you may find their biographies under "Board of Directors; Board of Director Nominees" above.

Name	Age	Positions	Years of Service with Conn's
Theodore M. Wright	48	Interim Chief Executive Officer and President	8 (as director)
Michael J. Poppe	43	Chief Financial Officer and Executive Vice President	7
David W. Trahan	50	President – Retail Division	24
Reymundo de la Fuente, Jr.	50	President – Credit Division	13
David R. Atnip	62	Senior Vice President and Treasurer	17
Walter M. Broussard	50	Senior Vice President – Recruiting	24
Clinton W. Harwood	53	Senior Vice President – Information Technology	16
Hoby B. Dillon	39	Senior Vice President – Finance	1
Brian K. Woods	40	Senior Vice President – Merchandise	1

Michael J. Poppe. Our board of directors appointed Michael J. Poppe as our Chief Financial Officer effective February 1, 2008, and elected Mr. Poppe as Executive Vice President effective June 1, 2010. Mr. Poppe served as our Controller and Assistant Chief Financial Officer and Assistant Treasurer since he joined us in September 2004 until February 1, 2008. Mr. Poppe is responsible for our accounting, treasury, risk management, human resources and service operations, and has been responsible for our legal and MIS functions. In the 14 years prior to his joining our company, Mr. Poppe served in various accounting and financial management positions in public accounting with Arthur Andersen LLP and in automotive retail companies, most recently as Vice President and Corporate Controller of Group 1 Automotive, Inc. Mr. Poppe spent from January 1997 until May 2004 at Group 1 Automotive, Inc., a New York Stock Exchange listed, Fortune 500 retail company, and was a member of its founding management team. Mr. Poppe is a certified public accountant and obtained his B.B.A in accounting and finance from Texas A&M University.

David W. Trahan was elected President – Retail Division by our board of directors on June 3, 2008. Mr. Trahan has previously served as our Executive Vice President – Retail from June 1, 2007, as our Senior Vice President – Retail from April 1, 2006 and as our Senior Vice President – Merchandising from October 2001. He has been employed by us since 1986 in various capacities, including sales, store operations and merchandising. He has been directly responsible for our merchandising and product purchasing functions, as well as product display and pricing operations, for the last four years. Mr. Trahan has completed special study programs at Harvard University, Rice University and Lamar University.

Reymundo de la Fuente, Jr. was elected President – Credit Division by our board of directors on June 3, 2008. Mr. de la Fuente has previously served as our Executive Vice President – Credit from June 1, 2007, and as our Senior Vice President – Credit since October 2001. Since joining us in 1998, he has served in positions that involve direct responsibility for credit underwriting, customer service inbound operations, collections, recovery of charge-offs and legal activities. Mr. de la Fuente has worked in the credit receivables industry since 1986 with national credit organizations. His responsibilities included the strategic direction and development of large credit portfolios. Mr. de la Fuente obtained his B.B.A. in finance from The University of Texas at San Antonio and holds an M.B.A. from Our Lady of the Lake in San Antonio.

David R. Atnip has served as our Senior Vice President since October 2001 and as our Treasurer since 1997. He joined us in 1992 and served as Chief Financial Officer from 1994 to 1997 and as our Secretary from 1997 to 2005. In 1995, he joined our board of directors and served in that capacity until September 2003. Mr. Atnip holds a B.B.A. in accounting from The University of Texas at Arlington and has over 21 years of financial experience in the savings and loan industry.

Walter M. Broussard has served as our Senior Vice President – Recruiting since June 3, 2008, as our Senior Vice President – Sales since 2005, and previously served as our Senior Vice President – Store Operations from October 2001. Mr. Broussard has served us in numerous retail capacities since 1985, including working on the sales floor as a sales consultant, store manager and district manager. He has over 26 years of retail sales experience. He attended Lamar University and has completed special study programs at Harvard University, Rice University and the University of Notre Dame.

Clinton W. Harwood has served as our Senior Vice President – Information Technology since being appointed by our board of directors effective June 1, 2007. He previously served as our Vice President – Information Technology since August 2000. Mr. Harwood joined Conn's in April 1994 as Manager of Computer Operations, and has served the company in all aspects of information technology since that time. Prior to joining the company, he served in various information technology positions un utility, academic and petrochemical industries. Mr. Harwood holds both a Bachelor (1979) and Master (1988) of Science degrees in Computer Science from Lamar University, and completed a special study program at Harvard University.

Hoby B. Dillon was appointed by our board of directors as the Senior Vice President – Finance effective December 8, 2009, with responsibilities related to managing our funding and liquidity requirements and maintaining our banking relationships. Prior to joining us, Mr. Dillon spent 12 years at JPMorgan serving in a variety of corporate and investment banking positions, including M&A, leveraged finance, U.S. and European private placements and commercial banking. Prior to JPMorgan, Mr. Dillon spent 5 years with Temple Inland within its Forest Operations Division. Mr. Dillon is 39 years old and holds a BS from Louisiana State University and an MBA from Baylor University.

Brian K. Woods joined us in April 2010 and was appointed by our board of directors to Senior Vice President – Merchandising effective June 1, 2010. Mr. Woods has 20 years of retail experience. Prior to joining us, Mr. Woods served as Executive Vice President of Merchandising and Marketing at CSK Auto from June 2007 to July 2008. Mr. Woods served at CompUSA from 1991 to 2006 in various field and corporate positions, including Vice President of Services and Executive Vice President of Merchandising and Marketing. Mr. Woods attended San Diego State University and Long Beach State University, majoring in Computer Science, and is currently completing his Business Management Degree at University of Phoenix. Mr. Woods is 40 years old.

Equity Incentive Plans

Amended and Restated 2003 Incentive Stock Option Plan

In February 2003, we adopted our Amended and Restated 2003 Incentive Stock Option Plan, and amended the plan in June 2004 and May 2006. The plan is administered by the Compensation Committee of our board of directors. Our employees and employees of our subsidiaries, subject to certain exclusions, are eligible to participate in the plan. Option grants are made within the discretion of the Compensation Committee. Options may be granted for such terms as the Compensation Committee may determine, but not for terms greater than ten years from the date of grant. The maximum number of shares of our common stock that may be issued under this plan is 3,859,767 shares, subject to adjustment. All options issued vest equally over five-year term or less, as per the grant. At January 31, 2011, there were options to purchase 2,613,365 shares of our common stock issued and outstanding under the plan and 307,569 shares remaining for future issuance under the plan.

Employee Stock Purchase Plan

In February 2003, we adopted our Employee Stock Purchase Plan. The plan is administered by the Compensation Committee of our board of directors. Our employees and employees of our subsidiaries, subject to certain exclusions, are eligible to participate in the plan. Eligible employees are able to purchase shares of our common stock without brokerage commissions and at a discount from market prices. The maximum number of shares of our common stock that may be issued under this plan is 1,267,085 shares, subject to adjustment. At January 31, 2011, there were 1,139,385 shares available for future issuance under the plan.

2003 Non-Employee Director Stock Option Plan

We also have the 2003 Non-Employee Director Stock Option Plan, which we adopted in February 2003 and is discussed on page 35. The maximum number of shares of our common stock that may be issued under this plan is 600,000 shares, subject to adjustment. All options issued to a director when he or she becomes a director currently vest equally over a three-year term, while those issued to a director on his fourth anniversary date and those issued immediately following each annual stockholders' meeting upon the director's election by the stockholders as a director, vest on the first anniversary date of the grant. At January 31, 2011, there were options to purchase 433,000 shares of our common stock issued and outstanding under the plan and 50,000 shares remaining for future issuance under the plan.

The following table provides information regarding the number of shares of our common stock that may be issued on exercise of outstanding stock options and warrants under our existing equity compensation plans as of January 31, 2011. These plans are as follows:

- the Amended and Restated 2003 Incentive Stock Option Plan;
- the Non-Employee Director Stock Option Plan; and
- the Employee Stock Purchase Program.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation Plans Approved by Stockholders	3,046,365(1)	$ 12.96	1,496,954(1)
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total	3,046,365	$ 12.96	1,496,954

(1) Includes 433,000 outstanding options and 50,000 options available for future issue applicable to the Non-Employee Director Stock Option Plan. Weighted average remaining life for options outstanding at January 31, 2011 – 6.7 years for Employee Incentive Stock Option Plan, 6.0 for Non-Employee Director Stock Option Plan, with overall weighted average remaining life for all options outstanding at January 31, 2011 being 6.6 years.

STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock for each person who is known by us to be the beneficial owner of more than 5% of our voting securities, for each director and named executive officer, and for all directors and executive officers as a group. Unless otherwise indicated in the footnotes, each person named below has sole voting and investment power over the shares indicated. For purposes of this table, a person is deemed to be the "beneficial owner" of the number of shares of common stock that such person has the right to acquire within 60 days of April 1, 2011 through the exercise of any option, warrant or right, through the conversion of any security, through the power to revoke a trust, discretionary account, or similar arrangement, or through the automatic termination of a trust, discretionary account or similar arrangement.

Name	Common Stock Owned	Percent of Common Stock Owned
Conn's Voting Trust (1)	7,899,423	24.86%
Warren A. Stephens	3,620,963 (2)	11.40%
Stephens Investments Holdings LLC	275,350 (3)	0.87%
Curtis F. Bradbury, Jr.	2,011,605 (4)	6.33%
Douglas H. Martin	428,533 (5)	1.35%
SG-1890, LLC (6)	8,415,991	26.49%
W.R. Stephens, Jr (6).	8,416,610 (7)	26.49%
Jon E.M. Jacoby	89,976 (8)	0.28%
Dimensional Fund Advisors LP	2,054,027 (9)	6.46%
F&C Asset Management PLC	1,811,936 (10)	5.70%
FMR, LLC	378,088 (11)	1.19%
Timothy L. Frank	359,159 (12)	1.13%
Michael J. Poppe	91,108 (13)	0.29%
William C. Nylin, Jr.	462,624 (14)	1.45%
Remundo de la Fuente, Jr.	153,000 (15)	0.48%
David W. Trahan	200,530 (16)	0.63%
Marvin D. Brailsford	85,000 (17)	0.27%
Bob L. Martin	69,361 (18)	0.22%
William T. Trawick	41,044 (19)	0.13%
Theodore M. Wright	75,000 (20)	0.24%
Scott L. Thompson	58,000 (21)	0.18%
Directors and officers (12 persons)	2,113,335 (22)	6.45%

for each person who is known by us to be the beneficial owner of more than 5% of our voting securities, for each director and named executive officer, and for all directors and executive officers as a group. Unless otherwise indicated in the footnotes, each person named below has sole voting and investment power over the shares indicated. For purposes of this table, a person is deemed to be the "beneficial owner" of the number of shares of common stock that such person has the right to acquire within 60 days of April 1, 2011 through the exercise of any option, warrant or right, through the conversion of any security, through the power to revoke a trust, discretionary account, or similar arrangement, or through the automatic termination of a trust, discretionary account or similar arrangement.

(1) These shares have been contributed to a voting trust and are held and voted by an independent third party as voting trustee. The voting trust will vote the shares held in the voting trust in the same proportion as votes cast "for" or "against" any proposals by all other stockholders. The voting trust agreement imposes substantial limitations on the sale or other disposition of the shares subject to the voting trust. The voting trust agreement will expire in November 2013 or such earlier time as Stephens Inc. ceases to be an affiliate of ours or a market maker of our common stock. The address for the voting trust is 111 Center Street, Little Rock, AR 72201.

(2) Includes 217,560 shares owned by Stephens Inc. which have been contributed to the Voting Trust and as to which Mr. Stephens, as President, has no voting power and sole dispositive power. Also includes 6,737 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have shared voting power and shared dispositive power. Also includes 599 shares beneficially

owned by Warren A. Stephens Trust as to which Mr. Stephens has sole voting and dispositive power. Also includes 6,352 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 274,885 shares owned by Stephens Investments Holdings LLC which have been contributed to the Voting Trust and as to which Mr. Stephens, as Manager, has no voting power and sole dispositive power. Also includes 33,259 shares beneficially owned by Warren A. Stephens Trust One which have been contributed to the Voting Trust and as to which Mr. Stephens, as trustee, has no voting power and sole dispositive power. Also includes 465 shares owned directly by Stephens Investments Holdings LLC as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 152,032 shares directly owned by Stephens Investment Partners 2000 LLC as to which Mr. Stephens, as a co-manager, has shared voting power and shared dispositive power. Also includes 2,916,370 shares beneficially owned by WAS Conn's Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust and as to which Mr. Stephens has no voting power and may be deemed to have shared dispositive power. The address for Mr. Stephens is 111 Center Street, Little Rock, AR 72201.

(3) Includes 274,885 shares which have been contributed to the Voting Trust and as to which Stephens Investments Holdings LLC has no voting power and sole dispositive power, and 465 shares held directly as to which Stephens Investments Holdings LLC has sole voting power and sole dispositive power.

(4) Includes 296,442 which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power. Also includes 152,032 shares owned by Stephens Investment Partners 2000 LLC as to which Mr. Bradbury, as a co-manager of the LLC, has shared voting power and shared dispositive power. Also includes 74,779 shares beneficially owned by each of John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust and Warren Miles Amerine Stephens 95 Trust, as to which Mr. Bradbury, as sole manager of the trusts, has no voting power and sole dispositive power. Also includes 1,338,794 shares beneficially owned by Warren and Harriet Stephens Children's Trust which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power. The address for Mr. Bradbury is 111 Center Street, Little Rock, AR 72201.

(5) Includes 14,602 shares owned by Douglas H. Martin IRA as to which Mr. Martin has sole voting power and sole dispositive power, and 181,919 shares owned directly by Mr. Martin which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 152,032 shares owned by Stephens Investment Partners 2000 LLC as to which Mr. Martin, as a co-manager of the LLC, has shared voting power and shared dispositive power. Also includes 80,000 shares which Mr. Martin has the right to receive upon the exercise of options exercisable on or within 60 days of April 1, 2011.

(6) The address for SG-1890, LLC and Mr. Stephens is 100 Morgan Keegan Drive, Suite 500, Little Rock, AR 72201.

(7) Includes 619 shares owned directly by W.R. Stephens, Jr. Revocable Trust as to which Mr. Stephens, as sole trustee, has sole voting power and sole dispositive power. Also includes 8,419,991 shares owned by SG-1890, LLC as to which Mr. Stephens, as CEO of The Stephens Group, LLC, Manager of the LLC, has voting power and dispositive power.

(8) Includes 9,976 shares owned individually as to which Mr. Jacoby has sole voting power and sole dispositive power. Also includes 80,000 shares which Mr. Jacoby has the right to receive upon the exercise of options exercisable on or within 60 days of April 1, 2011.

(9) Dimensional Fund Advisors LP's address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas, 78746. Dimensional Fund Advisors LP, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, neither Dimensional Fund Advisors LP or its subsidiaries (collectively, "Dimensional") possess voting and/or investment power over the securities of the Issuer that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934. The information with respect to Dimensional comes from Dimensional's Schedule 13G filed with the SEC, and we are not responsible for its accuracy.

(10) F&C Asset Management plc's address is 80 George Street, Edinburgh EH2 3BU, United Kingdom. The information with respect to F&C Asset Management plc comes from F&C Asset Management plc's Schedule 13G filed with the SEC, and we are not responsible for its accuracy.

(11) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 200,769 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 200,769 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

(12) Includes options to purchase 97,228 shares of common stock.

(13) Includes options to purchase 86,000 shares of common stock.

(14) Includes options to purchase 164,947 shares of common stock.

(15) Includes options to purchase 117,000 shares of common stock.

(16) Includes options to purchase 79,000 shares of common stock.

(17) Includes options to purchase 80,000 shares of common stock.

(18) Includes options to purchase 40,000 shares of common stock.

(19) Includes options to purchase 40,000 shares of common stock.

(20) Includes options to purchase 55,000 shares of common stock.

(21) Includes options to purchase 58,000 shares of common stock.

(22) Includes options to purchase 977,175 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Party Transactions

The board has adopted a statement of policy with respect to all relationships and transactions in which our company and our directors and executive officers or their immediate family members are participants. Under this policy, the board of directors reviews all related party relationships and transactions to determine whether such persons have a direct or indirect material interest, and if so, if the transactions are at arms length and are acceptable to the board of directors. Each related party transaction must be entered into on terms that are comparable to those that could be obtained as a result of arm's length dealings with an unrelated third party to be approved and accepted by the board of directors. As required under SEC rules, transactions that are determined to be directly or indirectly material to the company or a related person are disclosed in our proxy statement. In addition, the Audit Committee reviews any related person transaction that is required to be disclosed. In the course of its review of these relationships, the Audit Committee observes how each relates to a potential conflict of interest with the company:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction, and the timing of the entering of such transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to the company;
- whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and
- any other matters the committee deems appropriate.

Related Party as Provider of Our Printing Services

During fiscal year 2011, we continued to engage the services of Direct Marketing Solutions, Inc., or DMS, for a substantial portion of our direct mailing advertising and our credit collection mailings. Direct Marketing Solutions, Inc. is partially owned (less than 50%) by the SF Holding Corp., members of the Stephens family, Jon E.M. Jacoby and Douglas H. Martin. SF Holding Corp. and the members of the Stephens family are significant stockholders of our company, and Messrs. Jacoby and Martin are members of our board of directors. The fees we paid to DMS during fiscal 2009, 2010 and 2011 amounted to approximately $4.0 million, $2.4 million and $ 2.4 million, respectively. When DMS was initially engaged to perform direct marketing services and credit collection mailings for us, a competitive analysis was performed from submissions by various marketing and printing groups, with DMS presenting the low price point in these analyses. During fiscal 2009, 2010 and 2011, additional competitive analyses have been performed which continually support that DMS offers us the lowest cost for this service. We, at least annually, seek competitive bids for the services performed by DMS.

Related Party as Purchasers in Our Rights Offering

We completed our $25,000,000 rights offering on November 30, 2010, pursuant to which our executive officers, directors and beneficial holders of 5% or more of our stock purchased the following number of our common stock at $2.70 per share:

Related Party	Number of Shares Acquired
Conn's Voting Trust	2,403,780
SG -890 LLC	2,655,875
Timothy L. Frank	61,791
William C. Nylin	86,791
Michael J. Poppe	1,608
Bob L. Martin	8,561
Doug L. Martin	48,920
William T. Trawick	305
Jon E.M. Jacoby	3,140

The rights offering was made to all holders of record of our common stock on November 1, 2010, and each stockholder on that date had the same opportunity to purchase their pro rata share of the offering on the same term as the above stockholders. Other 5% or more stockholders that are not affiliates of us could have purchased shares in the rights offering in "street name" for which we have no record.

Related Party as Financial Advisor in Our Rights Offering

In connection with our rights offering, we engaged Stephens Inc. to act as our financial advisor and paid it a advisory fee of $937,500 plus reimbursed them for $22,400 of fees and expenses. Stephens Inc. and its affiliates, own approximately 24.9 % of our outstanding common Stock, and Douglas H. Martin, one of our directors, is a Senior Managing Director of Stephens Inc. The engagement of Stephens Inc as financial advisor was approved by both the rights committee of our board and the full board of directors after full disclosure of the conflicts of interests of the related parties in the transaction.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that our directors, executive officers as well as other persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership of our common stock with the SEC. Officers, directors and other stockholders who own more than 10% of our outstanding common stock are required by the SEC to furnish us with copies of all Section 16(a) reports they file.

To our knowledge, based on a review of reports and information furnished to us by those persons who were directors, executive officers and/or the beneficial holders of 10% or more of our common stock at any time during the fiscal year ended January 31, 2011 and upon representations from such persons, we believe that all stock ownership reports required to be filed under Section 16(a) by such reporting persons during the fiscal year ended January 31, 2011 were timely made.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP served as our independent registered public accounting firm for the fiscal year ended January 31, 2011. The Audit Committee has appointed Ernst & Young as our independent registered public accounting firm for the fiscal year ending January 31, 2012. Representatives of Ernst & Young will attend the 2011 annual meeting of stockholders and will be available to respond to appropriate questions that may be asked by stockholders. These representatives will also have an opportunity to make a statement at the meeting if they desire to do so.

We paid the following fees to Ernst & Young for professional and other services rendered by them during fiscal 2010 and 2011:

	Years Ended January 31,	
	2010	2011
Audit Fees	$ 867,389	1,252,494
Audit-Related Fees	101,026	6,273
Tax Fees	—	60,000
All Other Fees	12,800	—

Audit fees include fees for the annual audit, reviews of the Company's Quarterly Reports on Form 10-Q, work performed to support our debt issuances, accounting consultations, and separate audit related to our qualified special purposes entity which was terminated in connection with the completion of the financing transactions during the fiscal year. Audit-related fees principally include separate agreed upon procedures not required by statute or regulation. Other Fees include those items unrelated to those specific audit or audit-related services described above.

Our Audit Committee Charter requires pre-approval of all services to be rendered by our independent auditors. It was determined that no services rendered by our outside auditors in fiscal 2011 were prohibited under the Sarbanes-Oxley Act of 2002. Fees associated with the audit for fiscal 2011 were approved in advance of services being rendered. In addition, the Audit Committee has considered whether Ernst & Young's provision of services, other than services rendered in connection with the audit of our annual financial statements and reviews of our financial statements included in our Forms 10-Q for the most recent fiscal year, is compatible with maintaining Ernst & Young's independence and has determined that such services rendered met the requirements of independence.